Exhibit 99.2

CONSOLIDATED

FINANCIAL STATEMENTS

AND NOTES

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 91

Financial Reporting Responsibilities

Management is responsible for preparing the Consolidated Financial Statements. This responsibility includes selecting appropriate accounting policies and making estimates and other judgments consistent with International Financial Reporting Standards. The financial information presented elsewhere in the annual report to shareholders is consistent with these Consolidated Financial Statements.

The Board of Directors (“Board”) oversees management’s responsibilities for financial reporting. An Audit Committee of non-management directors is appointed by the Board to review the Consolidated Financial Statements and report to the Board prior to their approval of the Consolidated Financial Statements for issuance to shareholders. Other key responsibilities of the Audit Committee include reviewing the Company’s existing internal control procedures and planned revisions to those procedures, and advising the Board on auditing matters and financial reporting issues.

Management is also responsible for maintaining systems of internal control that provide reasonable assurance that financial information is reliable, that all financial transactions are properly authorized, that assets are safeguarded, and that Sun Life Financial Inc. and its subsidiaries, collectively referred to as “the Company”, adhere to legislative and regulatory requirements. These systems include the communication of policies and the Company’s Code of Business Conduct throughout the organization. Internal controls are reviewed and evaluated by the Company’s internal auditors.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting, as of December 31, 2018, based on the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018.

The Audit Committee also conducts such review and inquiry of management and the internal and external auditors as it deems necessary towards establishing that the Company is employing appropriate systems of internal control, is adhering to legislative and regulatory requirements and is applying the Company’s Code of Business Conduct. Both the internal and external auditors and the Company’s Appointed Actuary have full and unrestricted access to the Audit Committee with and without the presence of management.

The Office of the Superintendent of Financial Institutions, Canada conducts periodic examinations of the Company. These examinations are designed to evaluate compliance with provisions of the Insurance Companies Act (Canada) and to ensure that the interests of policyholders, depositors, and the public are safeguarded. The Company’s foreign operations and foreign subsidiaries are examined by regulators in their local jurisdictions.

The Company’s Appointed Actuary, who is a member of management, is appointed by the Board to discharge the various actuarial responsibilities required under the Insurance Companies Act (Canada), and conducts the valuation of the Company’s actuarial liabilities. The role of the Appointed Actuary is described in more detail in Note 10. The report of the Appointed Actuary accompanies these Consolidated Financial Statements.

The Company’s external auditor, Deloitte LLP, Independent Registered Public Accounting Firm, has audited the Company’s internal control over financial reporting as of December 31, 2018, in addition to auditing the Company’s Consolidated Financial Statements for the years ended December 31, 2018 and December 31, 2017. Its reports to the Board and shareholders express unqualified opinions and accompany these Consolidated Financial Statements. Deloitte LLP meets separately with both management and the Audit Committee to discuss the results of its audit.

Dean A. Connor	Kevin D. Strain, CPA, CA
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

Toronto, Ontario, Canada

February 13, 2019

92 Sun Life Financial Inc. Annual Report 2018	Consolidated Financial Statements

Appointed Actuary’s Report

THE SHAREHOLDERS AND DIRECTORS OF SUN LIFE FINANCIAL INC.

I have valued the policy liabilities and reinsurance recoverables of Sun Life Financial Inc. and its subsidiaries for its Consolidated Statements of Financial Position at December 31, 2018 and December 31, 2017 and their change in the Consolidated Statements of Operations for the year ended December 31, 2018 in accordance with accepted actuarial practice in Canada, including selection of appropriate assumptions and methods.

In my opinion, the amount of policy liabilities net of reinsurance recoverables makes appropriate provision for all policy obligations and the Consolidated Financial Statements fairly present the results of the valuation.

Kevin Morrissey

Fellow, Canadian Institute of Actuaries

Toronto, Ontario, Canada

February 13, 2019

Appointed Actuary’s Report	Sun Life Financial Inc. Annual Report 2018 93

Independent Auditor’s Report

To the Shareholders and the Board of Directors of Sun Life Financial Inc.

Opinion

We have audited the consolidated financial statements of Sun Life Financial Inc. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2018 and 2017, and the consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2018 and 2017, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises:

•	Management’s Discussion and Analysis
•	The information, other than the financial statements and our auditor’s reports thereon, in the Annual Report
•	The information, other than the financial statements and our auditor’s reports thereon, in the Annual Report on Form 40-F.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis and the Annual Report on Form 40-F prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

The Annual Report is expected to be made available to us after the date of the auditor’s reports. If, based on the work we will perform on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

94 Sun Life Financial Inc. Annual Report 2018	Independent Auditor’s Report

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Ontario, Canada

February 13, 2019

Independent Auditor’s Report	Sun Life Financial Inc. Annual Report 2018 95

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sun Life Financial Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Sun Life Financial Inc. and subsidiaries (the “Company”) as at December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows, for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2018 and 2017, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2018, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2019, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Ontario, Canada

February 13, 2019

We have served as the Company’s auditor since 1875.

96 Sun Life Financial Inc. Annual Report 2018	Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sun Life Financial Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Sun Life Financial Inc. and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Company and our report dated February 13, 2019, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Financial Reporting Responsibilities report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Ontario, Canada

February 13, 2019

Report of Independent Registered Public Accounting Firm	Sun Life Financial Inc. Annual Report 2018 97

 CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, (in millions of Canadian dollars except for per share amounts)	2018	2017

Revenue

Premiums

Gross	$20,981	$19,838

Less: Ceded	2,339	4,557

Net premiums	18,642	15,281

Net investment income (loss):

Interest and other investment income (Note 5)	5,641	5,413

Fair value and foreign currency changes on assets and liabilities (Note 5)	(3,373)	2,603

Net gains (losses) on available-for-sale assets	121	195

Net investment income (loss)	2,389	8,211

Fee income (Note 17)	5,966	5,842

Total revenue	26,997	29,334

Benefits and expenses

Gross claims and benefits paid (Note 10)	15,986	15,353

Increase (decrease) in insurance contract liabilities (Note 10)	312	5,327

Decrease (increase) in reinsurance assets (Note 10)	97	821

Increase (decrease) in investment contract liabilities (Note 10)	(31)	41

Reinsurance expenses (recoveries) (Note 11)	(2,021)	(4,373)

Commissions	2,339	2,403

Net transfer to (from) segregated funds (Note 22)	(308)	(119)

Operating expenses (Note 18)	6,432	6,410

Premium taxes	375	379

Interest expense	305	303

Total benefits and expenses	23,486	26,545

Income (loss) before income taxes	3,511	2,789

Less: Income tax expense (benefit) (Note 20)	597	302

Total net income (loss)	2,914	2,487

Less: Net income (loss) attributable to participating policyholders (Note 21)	298	245

Shareholders’ net income (loss)	2,616	2,242

Less: Preferred shareholders’ dividends	94	93

Common shareholders’ net income (loss)	$2,522	$2,149

Average exchange rates during the reporting periods:

U.S. dollars	1.30	1.30

Earnings (loss) per share (Note 26)

Basic earnings (loss) per share	$4.16	$3.51

Diluted earnings (loss) per share	$4.14	$3.49

Dividends per common share	$1.905	$1.745

The attached notes form part of these Consolidated Financial Statements.

98 Sun Life Financial Inc. Annual Report 2018	Consolidated Financial Statements

 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, (in millions of Canadian dollars)	2018	2017

Total net income (loss)	$2,914	$2,487

Other comprehensive income (loss), net of taxes:

Items that may be reclassified subsequently to income:

Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses)	911	(737)

Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	(313)	247
Reclassifications to net income (loss)	(89)	(112)

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	(10)	3
Reclassifications to net income (loss)	–	(8)

Share of other comprehensive income (loss) in joint ventures and associates:

Unrealized gains (losses)	7	(31)

Total items that may be reclassified subsequently to income	506	(638)

Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	84	(69)

Revaluation surplus on transfer to investment properties (Note 5.A)	–	139

Total items that will not be reclassified subsequently to income	84	70

Total other comprehensive income (loss)	590	(568)

Total comprehensive income (loss)	3,504	1,919

Less: Participating policyholders’ comprehensive income (loss) (Note 21)	303	238

Shareholders’ comprehensive income (loss)	$3,201	$1,681

 INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, (in millions of Canadian dollars)	2018	2017

Income tax benefit (expense):

Items that may be reclassified subsequently to income:

Unrealized foreign currency translation gains / losses	$(56)	$–

Unrealized gains / losses on available-for-sale assets	58	(92)

Reclassifications to net income for available-for-sale assets	31	39

Unrealized gains / losses on cash flow hedges	4	(1)

Reclassifications to net income for cash flow hedges	–	3

Total items that may be reclassified subsequently to income	37	(51)

Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	(17)	22

Revaluation surplus on transfer to investment properties (Note 5.A)	–	(33)

Total items that will not be reclassified subsequently to income	(17)	(11)

Total income tax benefit (expense) included in other comprehensive income (loss)	$20	$(62)

The attached notes form part of these Consolidated Financial Statements.

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 99

 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, (in millions of Canadian dollars)	2018	2017

Assets

Cash, cash equivalents and short-term securities (Note 5)	$9,506	$8,890

Debt securities (Notes 5 and 6)	74,443	72,619

Equity securities (Notes 5 and 6)	4,634	6,020

Mortgages and loans (Notes 5 and 6)	46,822	42,805

Derivative assets (Notes 5 and 6)	1,112	1,478

Other invested assets (Note 5)	4,830	4,154

Policy loans (Note 5)	3,222	3,106

Investment properties (Note 5)	7,157	7,067

Invested assets	151,726	146,139

Other assets (Note 8)	4,498	4,408

Reinsurance assets (Notes 10 and 11)	4,141	4,028

Deferred tax assets (Note 20)	1,209	1,295

Intangible assets (Note 9)	1,779	1,667

Goodwill (Note 9)	5,412	5,183

Total general fund assets	168,765	162,720

Investments for account of segregated fund holders (Note 22)	103,062	106,392

Total assets	$271,827	$269,112

Liabilities and equity

Liabilities

Insurance contract liabilities (Note 10)	$121,923	$117,785

Investment contract liabilities (Note 10)	3,164	3,082

Derivative liabilities (Notes 5 and 6)	2,295	1,756

Deferred tax liabilities (Note 20)	322	403

Other liabilities (Note 12)	12,153	11,987

Senior debentures (Note 13)	1,299	1,299

Subordinated debt (Note 14)	3,039	3,437

Total general fund liabilities	144,195	139,749

Insurance contracts for account of segregated fund holders (Note 22)	96,663	99,121

Investment contracts for account of segregated fund holders (Note 22)	6,399	7,271

Total liabilities	$247,257	$246,141

Equity

Issued share capital and contributed surplus	$10,749	$10,911

Shareholders’ retained earnings and accumulated other comprehensive income	12,957	11,410

Total shareholders’ equity	23,706	22,321

Participating policyholders’ equity	864	650

Total equity	$24,570	$22,971

Total liabilities and equity	$271,827	$269,112

Exchange rates at the end of the reporting periods:
U.S. dollars	1.36	1.26

The attached notes form part of these Consolidated Financial Statements.

Approved on behalf of the Board of Directors on February 13, 2019.

Dean A. Connor	Sara G. Lewis

President and Chief Executive Officer	Director

100 Sun Life Financial Inc. Annual Report 2018	Consolidated Financial Statements

 CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, (in millions of Canadian dollars)	2018	2017

Shareholders:

Preferred shares (Note 15)

Balance, beginning and end of year	$2,257	$2,257

Common shares (Note 15)

Balance, beginning of year	8,582	8,614

Stock options exercised	16	18

Common shares purchased for cancellation	(183)	(50)

Common shares issued as consideration for business acquisition	4	–

Balance, end of year	8,419	8,582

Contributed surplus

Balance, beginning of year	72	72

Share-based payments	4	3

Stock options exercised	(3)	(3)

Balance, end of year	73	72

Retained earnings

Balance, beginning of year	10,305	9,360

Adjustment for change in accounting policy (Note 2)	(44)	–

Balance, beginning of year, after change in accounting policy	10,261	9,360

Net income (loss)	2,616	2,242

Dividends on common shares	(1,147)	(1,066)

Dividends on preferred shares	(94)	(93)

Common shares purchased for cancellation (Note 15)	(458)	(125)

Transfer from accumulated other comprehensive income (loss)	–	(13)

Transfer from participating policyholders’ equity (Note 21)	89	–

Balance, end of year	11,267	10,305

Accumulated other comprehensive income (loss), net of taxes (Note 27)

Balance, beginning of year	1,105	1,653

Total other comprehensive income (loss) for the year	585	(561)

Transfer to retained earnings	–	13

Balance, end of year	1,690	1,105

Total shareholders’ equity, end of year	$23,706	$22,321

Participating policyholders:

Balance, beginning of year	$650	$412

Net income (loss) (Note 21)	298	245

Total other comprehensive income (loss) for the year (Note 27)	5	(7)

Transfer to retained earnings (Note 21)	(89)	–

Total participating policyholders’ equity, end of year	$864	$650

Total equity	$24,570	$22,971
The attached notes form part of these Consolidated Financial Statements.

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 101

 CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, (in millions of Canadian dollars)	2018	2017

Cash flows provided by (used in) operating activities

Income (loss) before income taxes	$3,511	$2,789

Adjustments:

Interest expense related to financing activities	247	247

Increase (decrease) in insurance and investment contract liabilities	281	5,368

Decrease (increase) in reinsurance assets	97	821

Realized and unrealized (gains) losses and foreign currency changes on invested assets	3,252	(2,798)

Sales, maturities and repayments of invested assets	62,387	55,973

Purchases of invested assets	(65,353)	(60,633)

Income taxes received (paid)	(307)	(436)

Mortgage securitization (Note 5)	96	214

Other operating activities	(377)	439

Net cash provided by (used in) operating activities	3,834	1,984

Cash flows provided by (used in) investing activities

Net (purchase) sale of property and equipment	(85)	(182)

Investment in and transactions with joint ventures and associates (Note 16)	(64)	(121)

Dividends received from joint ventures and associates (Note 16)	34	36

Acquisitions, net of cash and cash equivalents acquired (Note 3)(1)	–	(61)

Other investing activities	(165)	(11)

Net cash provided by (used in) investing activities	(280)	(339)

Cash flows provided by (used in) financing activities

Increase in (repayment of) borrowed funds	(40)	(45)

Issuance of subordinated debt, net of issuance costs (Note 14)	–	398

Redemption of senior debentures and subordinated debt (Notes 13 and 14)	(400)	(800)

Issuance of common shares on exercise of stock options	13	15

Common shares purchased for cancellation (Note 15)	(641)	(175)

Dividends paid on common and preferred shares	(1,227)	(1,155)

Interest expense paid	(271)	(257)

Net cash provided by (used in) financing activities	(2,566)	(2,019)

Changes due to fluctuations in exchange rates	250	(179)

Increase (decrease) in cash and cash equivalents	1,238	(553)

Net cash and cash equivalents, beginning of year	5,956	6,509

Net cash and cash equivalents, end of year	7,194	5,956

Short-term securities, end of year	2,208	2,794

Net cash, cash equivalents and short-term securities, end of year (Note 5)	$9,402	$8,750

(1)	Consists of total cash consideration paid of $100, less cash and cash equivalents acquired of $39 in 2017.

The attached notes form part of these Consolidated Financial Statements.

102 Sun Life Financial Inc. Annual Report 2018	Consolidated Financial Statements

 Notes to the Consolidated Financial Statements

(Amounts in millions of Canadian dollars except for per share amounts and where otherwise stated. All amounts stated in U.S. dollars are in millions.)

 1. Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). Both companies are incorporated under the Insurance Companies Act (Canada), and are regulated by the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, “the Enterprise”, or “the Company”. We are an internationally diversified financial services organization providing savings, retirement and pension products, and life and health insurance to individuals and groups through our operations in Canada, the United States (“U.S.”), Asia, and the United Kingdom (“U.K.”). We also operate mutual fund and investment management businesses, primarily in Canada, the U.S., and Asia.

Statement of Compliance

We prepared our Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued and adopted by the International Accounting Standards Board (“IASB”). Our accounting policies have been applied consistently within our Consolidated Financial Statements.

Basis of Presentation

Our Consolidated Statements of Financial Position are presented in the order of liquidity and each statement of financial position line item includes both current and non-current balances, as applicable.

We have defined our reportable segments and the amounts disclosed for those segments based on our management structure and the manner in which our internal financial reporting is conducted. Transactions between segments are executed and priced on an arm’s- length basis in a manner similar to transactions with third parties.

The significant accounting policies used in the preparation of our Consolidated Financial Statements are summarized below and are applied consistently by us.

Estimates, Assumptions and Judgments

The application of our accounting policies requires estimates, assumptions and judgments as they relate to matters that are inherently uncertain. We have established procedures to ensure that our accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are controlled and occur in an appropriate and systematic manner.

Use of Estimates and Assumptions

The preparation of our Consolidated Financial Statements requires us to make estimates and assumptions that affect the application of our policies and the reported amounts of assets, liabilities, revenue and expenses. Key sources of estimation uncertainty include the measurement of insurance contract liabilities and investment contract liabilities, determination of fair value, impairment of financial instruments, determination and impairment of goodwill and intangible assets, determination of provisions and liabilities for pension plans, other post-retirement benefits, income taxes, and the determination of fair value of share-based payments. Actual results may differ from our estimates thereby impacting our Consolidated Financial Statements. Information on our use of estimates and assumptions are discussed in this Note.

Judgments

In preparation of these Consolidated Financial Statements, we use judgments to select assumptions and determine estimates as described above. We also use judgment when applying accounting policies and when determining the classification of insurance contracts, investment contracts and service contracts; the substance of whether our relationship with a structured entity, subsidiary, joint venture or associate constitutes control, joint control or significant influence; functional currencies; contingencies; acquisitions; deferred income tax assets; and the determination of cash generating unit (“CGU”).

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 103

Significant estimates and judgments have been made in the following areas and are discussed as noted:

Insurance contract and investment contract assumptions and measurement	Note 1 Insurance Contract Liabilities and Investment Contract Liabilities
Note 10 Insurance Contract Liabilities and Investment Contract Liabilities

Determination of fair value	Note 1 Basis of Consolidation
Note 1 Determination of Fair Value
Note 3 Acquisitions
Note 5 Total Invested Assets and Related Net Investment Income

Impairment of financial instruments	Note 1 Financial Assets Excluding Derivative Financial Instruments
Note 6 Financial Instrument Risk Management
Income taxes	Note 1 Income Taxes
Note 20 Income Taxes

Pension plans	Note 1 Pension Plans and Other Post-Retirement Benefits
Note 25 Pension Plans and Other Post-Retirement Benefits

Goodwill and intangible assets on acquisition and impairment	Note 1 Goodwill
Note 1 Intangible Assets
Note 3 Acquisitions
Note 9 Goodwill and Intangible Assets

Determination of control for purpose of consolidation	Note 1 Basis of Consolidation
Note 16 Interests in Other Entities

Share-based payments	Note 19 Share-Based Payments

Basis of Consolidation

Our Consolidated Financial Statements include the results of operations and the financial position of subsidiaries, which includes structured entities controlled by us, after intercompany balances and transactions have been eliminated. Subsidiaries are fully consolidated from the date we obtain control, and deconsolidated on the date control ceases. The acquisition method is used to account for the acquisition of a subsidiary from an unrelated party at the date that control is obtained, with the difference between the consideration transferred and the fair value of the subsidiary’s net identifiable assets acquired recorded as goodwill. Judgment is required to determine fair value of the net identifiable assets acquired in a business combination.

We control an entity when we have power over an entity, exposure to or rights to variable returns from our involvement with an entity, and the ability to affect our returns through our power over an entity. Power exists when we have rights that give us the ability to direct the relevant activities, which are those activities that could significantly affect the entity’s returns. Power can be obtained through voting rights or other contractual arrangements. Judgment is required to determine the relevant activities and which party has power over these activities. When we have power over and variable returns from an entity, including an investment fund that we manage, we also apply significant judgment in determining whether we are acting as a principal or agent. To make this determination, we consider factors such as how much discretion we have regarding the management of the investment fund and the magnitude and extent of variability associated with our interests in the fund. If we determine we are the principal rather than the agent, we would consolidate the assets and liabilities of the fund. Interests held by external parties in investment funds that we consolidate are recorded as third-party interest in consolidated investment funds in Other liabilities. If we lose control of an entity, the assets and liabilities of that entity are derecognized from our Consolidated Statements of Financial Position at the date at which control is lost and any investment retained is remeasured to fair value.

A joint venture exists when SLF Inc., or one of its subsidiaries, has joint control of a joint arrangement and has rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control and exists only when the decisions about the relevant activities require the unanimous consent of the parties sharing control. Associates are entities over which SLF Inc. or its subsidiaries are able to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions of an investee but not have control or joint control over those decisions. Significant influence is generally presumed to exist when SLF Inc. or its subsidiaries hold greater than 20% of the voting power of the investee but does not have control or joint control. The equity method is used to account for our interests in joint ventures and associates. A joint operation exists when SLF Inc., or one of its subsidiaries, has joint control of an arrangement that gives it rights to the assets and obligations for the liabilities of the operation, rather than the net assets of the arrangement. For joint operations, we record our share of the assets, liabilities, revenue and expenses of the joint operation. Judgment is required to determine whether contractual arrangements between multiple parties results in control, joint control or significant influence, with consideration of the relevant activities of the entity, voting rights, representation on boards of directors and other decision-making factors. Judgment is also required to determine if a joint arrangement is a joint venture or joint operation, with consideration of our rights and obligations and the structure and legal form of the arrangement.

Determination of Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is measured using the assumptions that market participants would use when pricing an asset or liability. We determine fair value by using quoted prices in active markets for identical or similar assets or liabilities. When quoted prices in active markets are not available, fair value is determined using valuation techniques that maximize the use of observable inputs. When observable valuation inputs are not available, significant judgment is required to determine fair value by assessing the valuation techniques and valuation inputs. The use of alternative valuation techniques or valuation inputs may result in a different fair value. A description of the fair value methodologies, assumptions, valuation techniques, and valuation inputs by type of asset is included in Note 5.

104 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

Foreign Currency Translation

Translation of Transactions in Foreign Currencies

The financial results of SLF Inc. and its subsidiaries, joint ventures and associates are prepared in the currency in which they conduct their ordinary course of business, which is referred to as functional currency. Transactions occurring in currencies other than the functional currency are translated to the functional currency using the spot exchange rates at the dates of the transactions.

Monetary assets and liabilities in foreign currencies are translated to the functional currency at the exchange rate at the statement of financial position date. Non-monetary assets and liabilities in foreign currencies that are held at fair value are translated using the exchange rate at the statement of financial position date, while non-monetary assets and liabilities that are measured at historical cost are translated using the exchange rate at the date of the transaction.

The resulting exchange differences from the translation of monetary items and non-monetary items held at fair value, with changes in fair value recorded to income, are recognized in our Consolidated Statements of Operations. For monetary assets classified as available-for-sale (“AFS”), translation differences calculated on amortized cost are recognized in our Consolidated Statements of Operations and other changes in carrying amount are recognized in other comprehensive income (“OCI”). The exchange differences from the translation of non-monetary items classified as AFS are recognized in OCI.

Translation to the Presentation Currency

In preparing our Consolidated Financial Statements, the financial statements of foreign operations are translated from their respective functional currencies to Canadian dollars, our presentation currency. Assets and liabilities are translated at the closing exchange rate at the statement of financial position date, and income and expenses are translated using the average exchange rates. The accumulated gains or losses arising from translation of functional currencies to the presentation currency, net of the effect of any hedges, are included as a separate component of OCI within equity. Upon disposal of a foreign operation that includes loss of control, significant influence or joint control, the cumulative exchange gain or loss related to that foreign operation is recognized in income.

Invested Assets

Financial Assets Excluding Derivative Financial Instruments

Financial assets include cash, cash equivalents and short-term securities, debt securities, equity securities, mortgages and loans, financial assets included in other invested assets and policy loans. Financial assets are designated as financial assets at fair value through profit or loss (“FVTPL”) or AFS assets, or are classified as loans and receivables at initial recognition.

The following table summarizes the financial assets included in our Consolidated Statements of Financial Position and the asset classifications applicable to these assets:

Cash, cash equivalents and short-term securities	FVTPL

Debt securities	FVTPL and AFS

Equity securities	FVTPL and AFS

Mortgages and loans	Loans and receivables

Other invested assets	FVTPL and AFS

Policy loans	Loans and receivables

Mortgages and loans include mortgages, loans and debt securities not quoted in an active market. Financial assets included in Other invested assets include investments in limited partnerships, segregated funds and mutual funds. Cash equivalents are highly liquid instruments with a term to maturity of three months or less, while short-term securities have a term to maturity exceeding three months but less than one year. Policy loans are fully secured by the policy values on which the loans are made. The accounting for each asset classification is described in the following sections.

i) Initial Recognition and Subsequent Measurement

Generally, debt securities, equity securities and other invested assets supporting our insurance contract liabilities or investment contract liabilities measured at fair value are designated as FVTPL, while debt securities, equity securities and other invested assets not supporting our insurance contract liabilities or that are supporting investment contract liabilities are measured at amortized cost or designated as AFS. Mortgages and loans and policy loans are classified as loans and receivables. Financial assets are recognized in the Consolidated Statements of Financial Position on their trade dates, which are the dates that we commit to purchase or sell the assets. Originated mortgages and loans are recognized in the Consolidated Statements of Financial Position on their funding dates.

Financial Assets at Fair Value Through Profit or Loss

Financial assets at FVTPL include financial assets that are held for trading (“HFT”), as well as financial assets that have been designated as FVTPL at initial recognition. A financial asset is classified as HFT if it is acquired principally for the purpose of selling in the near term. A financial asset can be designated as FVTPL if it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases; or if a group of financial assets, financial liabilities or both, is managed and its performance is evaluated on a fair value basis. Cash equivalents and short-term securities have been classified as HFT.

Generally, debt securities, equity securities and other invested assets supporting insurance contract liabilities or investment contract liabilities measured at fair value have been designated as FVTPL. This designation has been made to eliminate or significantly reduce the measurement inconsistency that would arise due to the measurement of the insurance contract or investment contract liabilities, which are based on the carrying value of the assets supporting those liabilities. Because the carrying value of insurance contract liabilities is determined by reference to the assets supporting those liabilities, changes in the insurance contract liabilities generally offset changes in the fair value of debt securities classified as FVTPL, except for changes that are due to impairment. The majority of equity securities and other invested assets classified as FVTPL are held to support products where investment returns are passed through to policyholders and therefore, changes in the fair value of those assets are significantly offset by changes in insurance contract liabilities.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 105

Financial assets classified as FVTPL are recorded at fair value in our Consolidated Statements of Financial Position and transaction costs are expensed immediately. Changes in fair value as well as realized gains and losses on sale are recorded in Fair value and foreign currency changes on assets and liabilities in our Consolidated Statements of Operations. Interest income earned and dividends received are recorded in Interest and other investment income in our Consolidated Statements of Operations.

Available-for-Sale Financial Assets

Financial assets classified as AFS are recorded at fair value in our Consolidated Statements of Financial Position and transaction costs are capitalized on initial recognition. Transaction costs for debt securities are recognized in income using the effective interest method, while transaction costs for equity securities and other invested assets are recognized in income when the asset is derecognized.

Changes in fair value are recorded to unrealized gains and losses in OCI. For foreign currency translation, exchange differences calculated on the amortized cost of AFS debt securities are recognized in income and exchange differences calculated on other changes in carrying amount are recognized in OCI. The exchange differences from the translation of AFS equity securities and other invested assets are recognized in OCI. Interest income earned and dividends received are recorded in Interest and other investment income in our Consolidated Statements of Operations. Net impairment losses and realized gains and losses on the sale of assets classified as AFS are reclassified from accumulated OCI to Net gains (losses) on available-for-sale assets in our Consolidated Statements of Operations.

Loans and Receivables

Loans and receivables are generally carried at amortized cost. Transaction costs for mortgages and loans are capitalized on initial recognition and are recognized in income using the effective interest method. Realized gains and losses on the sale of mortgages and loans, interest income earned, and fee income are recorded in Interest and other investment income in our Consolidated Statements of Operations.

ii) Derecognition

Financial assets are derecognized when our rights to contractual cash flows expire, when we transfer substantially all our risks and rewards of ownership, or when we no longer retain control.

iii) Impairment

Financial assets are assessed for impairment on a quarterly basis. Financial assets are impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more loss events and that event has an impact on the estimated future cash flows that can be reliably estimated. Objective evidence of impairment generally includes significant financial difficulty of the issuer, including actual or anticipated bankruptcy or defaults and delinquency in payments of interest or principal or disappearance of an active market for that financial asset. Objective evidence of impairment for an investment in an equity instrument or other invested asset also includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic, or legal environment in which the issuer operates that may indicate that the carrying amount will not be recovered, and a significant or prolonged decline in the fair value of an equity instrument or other invested asset below its cost. Management exercises considerable judgment in assessing for objective evidence of impairment. Due to the inherent risks and uncertainties in our evaluation of assets or groups of assets for objective evidence of impairment, the actual impairment amount and the timing of the recognition of impairment may differ from management assessment. The impairment assessment process is discussed in Note 6.

Financial Assets at Fair Value Through Profit or Loss

Since financial assets classified as FVTPL are carried at fair value with changes in fair value recorded to income, any reduction in value of the assets due to impairment is already reflected in income. However, the impairment of assets classified as FVTPL generally impacts the change in insurance contract liabilities due to the impact of asset impairment on estimates of future cash flows.

Available-for-Sale Financial Assets

When there is objective evidence that a financial asset classified as AFS is impaired, the loss in accumulated OCI is reclassified to Net gains (losses) on available-for-sale assets in our Consolidated Statements of Operations. Following impairment loss recognition, a debt security continues to be carried at fair value with changes in fair value recorded in OCI, and it is assessed quarterly for further impairment loss or reversal. Subsequent losses on an impaired equity security or other invested asset, including losses relating to foreign currency changes, are reclassified from OCI to income in subsequent reporting periods until the asset is derecognized. Once an impairment loss on a debt security classified as AFS is recorded to income, any reversal of impairment loss through income occurs only when the recovery in fair value is objectively related to an event occurring after the impairment was recognized. Impairment losses on an equity security or other invested asset classified as AFS are not reversed through income.

Loans and Receivables

If an impairment loss on an individual mortgage or loan has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. For collateralized financial assets, the present value of the estimated future cash flows reflects the cash flows that may result from foreclosure less costs to sell, whether or not foreclosure is probable. If no evidence of impairment exists for an individually assessed mortgage or loan, it is included in a group of loans with similar credit risk characteristics and collectively assessed for impairment.

When an impairment loss has been incurred, the carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in income. If the impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the initial impairment charge was recognized, the previous impairment charge is reversed by adjusting the allowance account and the reversal is recognized in income. Interest income is recognized on impaired mortgages and loans using the effective interest rate method and it is based on the estimated future cash flows used to measure the impairment loss. Changes in the allowance account, other than write-offs net of recoveries, are charged against Interest and other investment income in our Consolidated Statements of Operations. Write-offs, net of recoveries, are deducted from the allowance account when there is no realistic prospect of recovery, which is typically not before derecognition of the asset through foreclosure or sale.

106 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

Collateral

Cash received (pledged) as collateral is recognized (derecognized) in our Consolidated Statements of Financial Position with corresponding amounts recognized in Other liabilities (Other assets), respectively. All other types of assets received (pledged) as collateral are not recognized (derecognized) in our Consolidated Statements of Financial Position.

Derivative Financial Instruments

All derivative financial instruments are recorded at fair value in our Consolidated Statements of Financial Position. Derivatives with a positive fair value are recorded as Derivative assets while derivatives with a negative fair value are recorded as Derivative liabilities.

The accounting for the changes in fair value of a derivative instrument depends on whether or not it is designated as a hedging instrument for hedge accounting purposes. Changes in (i) fair value of derivatives that are not designated for hedge accounting purposes, which are defined as derivative investments, and (ii) embedded derivatives that are bifurcated, are recorded in Fair value and foreign currency changes on assets and liabilities in our Consolidated Statements of Operations. Income earned or paid on these derivatives is recorded in Interest and other investment income in our Consolidated Statements of Operations. Hedge accounting is applied to certain derivatives to reduce income statement volatility. When certain qualification criteria are met, hedge accounting recognizes the offsetting effects of hedging instruments and hedged items in income or defers the effective portion of changes in fair value of hedging instruments in OCI until there is a recognition event, such as the occurrence of a forecasted transaction or the disposal of an investment in a foreign operation, or hedge accounting is discontinued. All hedging relationships are documented at inception and hedge effectiveness is assessed at inception and on a quarterly basis to determine whether the hedging instruments are highly effective in offsetting changes attributable to the hedged risk in the fair value or cash flows of the hedged items.

Fair Value Hedges

Certain interest rate swaps and foreign currency forwards are designated as hedging instruments in fair value hedges of the interest rate or foreign exchange rate risks associated with AFS assets. Changes in fair value of the derivatives are recorded in Interest and other investment income in our Consolidated Statements of Operations. The change in fair value of the AFS assets related to the hedged risk is reclassified from OCI to income. As a result, ineffectiveness, if any, is recognized in income to the extent that changes in fair value of the derivatives and AFS assets do not offset. Interest income earned and paid on the AFS assets and swaps in the fair value hedging relationships are recorded in Interest and other investment income in our Consolidated Statements of Operations.

Cash Flow Hedges

Certain equity and foreign currency forwards are designated as hedging instruments in cash flow hedges for anticipated payments of awards under certain share-based payment plans and for anticipated foreign currency purchases of foreign operations. Changes in the fair value of derivatives for the effective portion of the hedge are recognized in OCI, while the ineffective portion of the hedge and any items excluded from the hedging relationship, such as the spot-to-forward differential, are recognized in Interest and other investment income in our Consolidated Statements of Operations. A portion of the amount recognized in OCI related to the equity forwards is reclassified to income as a component of Operating expenses as the liabilities for the share-based payment awards are accrued over the vesting period. A portion of the amounts recognized in OCI related to the foreign currency forwards would be reclassified to income upon disposal or impairment of the foreign operations. All amounts recognized in, or reclassified from, OCI are net of related taxes.

Embedded Derivatives

An embedded derivative is a component of a host contract that modifies the cash flows of the host contract in a manner similar to a derivative, according to a specified interest rate, financial instrument price, foreign exchange rate, underlying index or other variable. We are required to separate embedded derivatives from the host contract, if an embedded derivative has economic and risk characteristics that are not closely related to the host contract, meets the definition of a derivative, and the combined contract is not measured at fair value with changes recognized in income. If an embedded derivative is bifurcated for accounting purposes from the host contract, it will be accounted for as a derivative. For further details on embedded derivatives in insurance contracts, see the Insurance Contract Liabilities accounting policy in this Note.

Investment Properties

Investment properties are real estate held to earn rental income, for capital appreciation, or both. Properties held to earn rental income or for capital appreciation that have an insignificant portion that is owner-occupied are classified as investment properties. Properties that do not meet these criteria are classified as property and equipment, included in Other assets as described below. Expenditures related to ongoing maintenance of properties incurred subsequent to acquisition are expensed. Investment properties are initially recognized at cost in our Consolidated Statements of Financial Position. Various costs incurred associated with the acquisition of an investment property are either capitalized or expensed depending on whether or not the acquisition is considered a business combination. Investment properties are subsequently measured at fair value with changes in value recorded to Fair value and foreign currency changes on assets and liabilities in our Consolidated Statements of Operations.

When the use of a property changes from owner-occupied to investment property, any gain arising on the remeasurement of the property to fair value at the date of transfer is recognized in our Consolidated Statements of Operations to the extent that it reverses a previous impairment loss. Any remaining increase is recognized in OCI.

Other Invested Assets – Non-Financial Assets

Other invested assets also include non-financial assets such as investments in joint ventures and associates, which are accounted for using the equity method. Investments in joint ventures and associates are initially recorded at cost. The investment in joint ventures and associates is increased by our share of capital contributions and for purchases of additional interests and is reduced by distributions received. In addition, subsequent adjustments to the investment are made for our share of net income or loss and our share of OCI. Our share of net income is recorded in Interest and other investment income in our Consolidated Statements of Operations and our share of OCI is recorded in our Consolidated Statements of Comprehensive Income (Loss). Impairment losses on equity method investments are recognized when events or changes in circumstances indicate that they are impaired. The impairment loss recognized is the difference between the carrying amount and the recoverable amount.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 107

Other Assets

Other assets, which are measured at amortized cost, include accounts receivable, investment income due and accrued, deferred acquisition costs, and property and equipment. Deferred acquisition costs arising from service contracts or from service components of investment contracts are amortized over the expected life of the contracts based on the future expected fees. Owner-occupied properties are amortized to their residual value over 25 to 49 years. Furniture, computers, other office equipment, and leasehold improvements are amortized to their residual value over 2 to 20 years.

Reinsurance Assets

In the normal course of business, we use reinsurance to limit exposure to large losses. We have a retention policy that requires that such arrangements be placed with well-established, highly rated reinsurers. Reinsurance assets are measured consistently with the amounts associated with the underlying insurance contracts and in accordance with the terms of each reinsurance contract. Amounts due to or from reinsurers with respect to premiums received or paid claims are included in Other assets and Other liabilities in the Consolidated Statements of Financial Position. Premiums for reinsurance ceded are presented as premiums ceded in the Consolidated Statements of Operations. Reinsurance expenses (recoveries), as presented in our Consolidated Statements of Operations, represent reinsurance expenses and expense recoveries resulting from reinsurance agreements.

Reinsurance assets are subject to impairment testing. If impaired, the carrying value is reduced, and an impairment loss is recognized in Reinsurance expenses (recoveries) in our Consolidated Statements of Operations. Impairment occurs when objective evidence exists (as a result of an event) after the initial recognition of the reinsurance asset indicating that not all amounts due under the terms of the contract will be received, and the impairment can be reliably measured.

Reinsurance assumed is accounted for as an insurance, investment or service contract depending on the underlying nature of the agreement and if it meets the definition of an insurance, investment or service contract. For the accounting for these types of contracts, see the respective policy section in this Note.

Intangible Assets

Intangible assets consist of finite life and indefinite life intangible assets. Finite life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years, and are charged through operating expenses. The useful lives of finite life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite life intangible assets to their recoverable amounts. If the carrying values of the indefinite life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Consolidated Statements of Operations. The recoverable amount of intangible assets is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the estimates of the recoverable amount.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. It is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a CGU or a group of CGUs falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other groups of assets. We exercise significant judgment in determining our CGUs. The factors considered in determining our CGUs include product cash inflows, product distribution, target markets, and how management monitors and evaluates the operations.

The goodwill balances are allocated to either individual or groups of CGUs that are expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing a CGU’s or a group of CGUs’ carrying value to its recoverable amount, which is the higher of fair value less costs of disposal and value in use. Impairment losses are recognized immediately and cannot be reversed in future periods. Significant judgment is involved in estimating the model inputs used to determine the recoverable amount of our CGUs or group of CGUs, including those for discount rates, capital, the value of new business, expenses, cash flow projections, and market multiples, due to the uncertainty and the forward-looking nature of these inputs. The assumptions may differ from the actual experience, and estimates may change from period to period based on future events or revisions of assumptions. These key assumptions are discussed in Note 9.

Insurance Contract Liabilities

Insurance contracts are contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. The presence of significant insurance risk in individual contracts is assessed by reviewing books of contracts with homogeneous risk features. Judgment is required to determine the classification of a contract as an insurance contract, investment contract or a service contract.

As discussed in the Segregated Funds section of this Note, certain insurance contracts under which the policyholder bears the risks associated with the underlying investments are classified as Insurance contracts for account of segregated fund holders in our Consolidated Statements of Financial Position.

Insurance contract liabilities, including policy benefits payable and provisions for policyholder dividends, are determined in accordance with Canadian accepted actuarial practice and any requirements of OSFI. As confirmed by guidance provided by the Canadian Institute of Actuaries (“CIA”), the current Canadian Asset Liability Method (“CALM”) of valuation of insurance contract liabilities satisfies the IFRS 4 Insurance Contracts (“IFRS 4”) requirements for eligibility for use under IFRS. Under CALM, liabilities are set equal to the statement of financial position value of the assets required to support them.

Some insurance contracts contain discretionary participation features (“DPF”), whereby the policyholder has the right to receive potentially significant additional benefits based on the actual investments and other experience on a block of similar contracts. IFRS allows the non-guaranteed, or participating, elements of such contracts to be classified as either a liability or as equity, depending on the nature of our obligation to the policyholder. The contracts issued by us contain constructive obligations to the policyholder with

108 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

respect to the DPF of the contracts. We have therefore elected to classify these features as a liability, consistent with accounting treatment under CALM, and in accordance with guidance provided by the CIA.

Derivatives embedded in insurance contracts are treated as separate derivatives and measured at fair value with changes in fair value recognized in income, except when the embedded derivative itself meets the definition of an insurance contract under IFRS, or when the risks and characteristics are closely related to those of the host contracts or when the derivative is the policyholder’s option to surrender an insurance contract for a fixed amount or an amount based on a fixed amount and an interest rate. The derivatives that have not been separated are accounted for as insurance contract liabilities.

Significant judgment is required in determining our liabilities for insurance contracts including the assumptions required for their determination. Application of different assumptions may result in different measurement of the insurance contract liabilities. Actual experience may differ from assumptions, and estimates may change from period to period based on future events or revisions of assumptions. Key assumptions and considerations in choosing assumptions are discussed in Note 10 and sensitivities are discussed in Note 7.

Financial Liabilities

Investment Contract Liabilities

Contracts issued by us that do not transfer significant insurance risk, but do transfer financial risk from the policyholder to us, are financial liabilities and are accounted for as investment contracts. Service components of investment contracts are treated as service contracts. For further details on how service components of investment contracts are treated, see the Service Contracts accounting policy in this Note.

Liabilities for investment contracts without DPF are measured at FVTPL or amortized cost. Contracts recorded at FVTPL are measured at fair value at inception and each subsequent reporting period. Contracts recorded at amortized cost are initially recognized at fair value, less transaction costs directly attributable to the issue of the contract. At each subsequent period, the contracts are measured at amortized cost using the effective interest method. Changes in fair value of investment contract liabilities recorded at FVTPL and amortization on contracts recorded at amortized cost are recorded as an Increase (decrease) in investment contract liabilities in our Consolidated Statements of Operations. Deposits collected from and payments made to contract holders are recorded as an increase and decrease in Investment contract liabilities in our Consolidated Statements of Financial Position. These liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired.

As discussed in the Segregated Funds section of this Note, certain investment contracts under which the policyholder bears the risks associated with the underlying investments are classified as Investment contracts for account of segregated fund holders in the Consolidated Statements of Financial Position. The accounting for investment contracts that contain DPF is described in the Insurance Contract Liabilities section of this Note.

Other Liabilities

Other liabilities, which are measured at amortized cost, include accounts payable, repurchase agreements, accrued expenses and taxes, senior financing and provisions. Liabilities for provisions, other than insurance contract liabilities and investment contract liabilities, are recognized for present legal or constructive obligations as a result of a past event if it is probable that they will result in an outflow of economic resources and the amount can be reliably estimated. The amounts recognized for these provisions are the best estimates of the expenditures required to settle the present obligations or to transfer them to a third party at the statement of financial position date, considering all the inherent risks and uncertainties, as well as the time value of money. These provisions are reviewed as relevant facts and circumstances change.

Senior Debentures and Subordinated Debt

Senior debentures and subordinated debt liabilities are recorded at amortized cost using the effective interest method. Transaction costs are recorded as part of the liability and are recognized in income using the effective interest method. These liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired.

Service Contracts

Contracts issued by us to customers that do not transfer significant insurance risk and do not transfer financial risk from the customer to us, including contracts for investment management service, are classified as service contracts. Service components of investment contracts are also accounted for as service contracts. Fee income earned from these contracts is described in the Premium and Fee Income Recognition accounting policy section of this Note. Deferred acquisition costs are described under the Other Assets accounting policy section of this Note. Where the cost of meeting the obligations of the contract exceed the economic benefits expected to be received under it, a provision is recognized in Other liabilities.

Segregated Funds

Segregated funds are products for which we issue a contract where the benefit amount is directly linked to the fair value of the investments held in the particular segregated fund. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risks and rewards of the fund’s investment performance. In addition, certain contracts include guarantees from us. We derive fee income from segregated funds, which is included in Fee income in our Consolidated Statements of Operations. Policyholder transfers between general funds and segregated funds are included in Net transfer to (from) segregated funds in our Consolidated Statements of Operations. Deposits to segregated funds are reported as increases in segregated funds liabilities and are not reported as revenues in our Consolidated Statements of Operations.

Investments for Account of Segregated Fund Holders

Investments for account of segregated fund holders are recorded separately from the Total general fund assets in our Consolidated Statements of Financial Position and are carried at fair value. Fair values are determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by us.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 109

Insurance Contracts for Account of Segregated Fund Holders

Insurance contracts for account of segregated fund holders are recorded separately from the Total general fund liabilities in our Consolidated Statements of Financial Position. Insurance contracts under which the segregated fund holders bear the risks associated with the underlying investments are classified as Insurance contracts for account of segregated fund holders. The liabilities reported as Insurance contracts for account of segregated fund holders are measured at the aggregate of the policyholder account balances.

Changes in the fair value of the invested assets of the segregated funds are recorded in net realized and unrealized gains (losses) within the segregated fund and are not recorded in our Consolidated Statements of Operations.

Other assets and liabilities associated with these insurance contracts, such as origination costs and the liabilities associated with guarantees provided by us, are included in general fund liabilities in Insurance contract liabilities in our Consolidated Statements of Financial Position.

Investment Contracts for Account of Segregated Fund Holders

Investment contracts for account of segregated fund holders are recorded separately from the Total general fund liabilities in our Consolidated Statements of Financial Position. Investment contracts under which the segregated fund holders bear the risks associated with the underlying investments are classified as Investment contracts for account of segregated fund holders. The liabilities reported as Investment contracts for account of segregated fund holders are measured at the aggregate of the policyholder account balances.

Other liabilities associated with these investment contracts, such as onerous contract provisions required for service components, are included in general fund liabilities in Investment contract liabilities in our Consolidated Statements of Financial Position.

Income Taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method on temporary differences at the statement of financial position date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Current and deferred income tax relating to items recognized in the current or previous period in OCI or directly in equity is accordingly recognized in OCI or equity and not in our Consolidated Statements of Operations. Interest and penalties payable to taxation authorities are recorded in Interest expense and Operating expenses, respectively, in our Consolidated Statements of Operations.

Deferred income tax assets and liabilities are calculated based on income tax rates and laws that are expected to apply when the liability is settled or the asset is realized, which are normally those enacted or considered substantively enacted at our Consolidated Statements of Financial Position dates. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses to the extent of the probability that future taxable profit will be available against which these assets can be utilized. At each reporting period, we assess all available evidence, both positive and negative, to determine the amount of deferred income tax assets to be recognized. The recognition of deferred income tax assets requires estimates and significant judgment about future events, such as projections of future taxable profits, based on the information available at the reporting date.

The determination of the required provision for current and deferred income taxes requires that we interpret tax legislation in the jurisdictions in which we operate. For each reporting period, our income tax provision reflects our best estimate, based on the information available at the reporting date, of tax positions that are under audit or appeal by relevant tax authorities. To the extent that our estimate of tax positions or the timing of realization of deferred income tax assets or liabilities are not as expected, the provision for income taxes may increase or decrease in the future to reflect the actual experience.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, except where we control the timing of the reversal of the temporary difference and it is apparent that the temporary difference will not reverse in the foreseeable future. No deferred income tax asset or liability is recognized in relation to temporary differences that arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, did not affect either the accounting profit or taxable profit or loss. Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities, the deferred income taxes relate to the same taxable entity and the same taxation authority and we intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

In determining the impact of taxes, we are required to comply with Canadian accepted actuarial practice and IFRS. CALM requires that all projected cash flows associated with insurance contract liabilities, including income taxes, be included in the determination of insurance contract liabilities. The insurance contract liabilities are therefore determined including all policy-related income tax effects on a discounted basis, and then adjusted for any related deferred income tax assets and liabilities held in accordance with IFRS. The net result of this adjustment is to leave the discounting effect of the deferred income taxes associated with temporary differences on policy- related tax items in the insurance contract liabilities.

Pension Plans and Other Post-Retirement Benefits

For defined benefit plans, the present value of the defined benefit obligation is calculated by independent actuaries using the projected unit credit method, and actuarial assumptions that represent best estimates of future variables that will affect the ultimate cost of these obligations. The discount rate used for our material defined benefit plans is determined with reference to market yields of high-quality corporate bonds that are denominated in the same currency in which the benefits will be paid, and that have terms to maturity approximating the terms of obligations. Plan assets are measured at fair value and are held in separate trustee administered funds or as qualifying insurance contracts. The difference between the fair value of the plan assets and the present value of the defined benefit obligation is recognized on the Consolidated Statements of Financial Position as an asset or liability in Other assets or Other liabilities, respectively.

Costs charged to our Consolidated Statements of Operations include current service cost, any past service costs, any gains or losses from curtailments or settlements, and interest on the net defined benefit liability (asset). Remeasurement of the net defined benefit liability (asset), which includes the impact of changes to the actuarial assumption underlying the liability calculations, liability experience gains or losses, the difference between the return on plan assets and the amount included in the interest on the net defined benefit

110 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

liability (asset), is reflected immediately in OCI. The calculation of the defined benefit expenses and obligations requires judgment as the recognition is dependent on various actuarial assumptions such as discount rates, health care cost trend rates and projected compensation increases. These key assumptions are discussed in Note 25.

Dividends

Dividends payable to holders of shares of SLF Inc. are recognized in the period in which they are authorized or approved. Dividends that have been reinvested in additional common shares under the Dividend Reinvestment and Share Purchase Plan (“DRIP”) are also reflected as dividends within retained earnings. Where SLF Inc. has issued common shares from treasury under the DRIP, the additional shares have been reflected in common shares.

Premium and Fee Income Recognition

Gross premiums for all types of insurance contracts excluding segregated fund contracts are generally recognized as revenue when due.

Fee income is generated from insurance contracts and service contracts.

Fee income from insurance contracts includes fees from segregated fund contracts, guarantee fees and other fees associated with insurance contracts and is typically recognized as revenue when services are rendered.

Fee income from service contracts represents fees associated with non-insurance contracts with customers, and includes Distribution fees, Fund management and other asset-based fees, and Administrative services and other fees. Distribution fees includes fees earned from the distribution of investment products and other intermediary activities. Fund management and other asset-based fees includes fees earned from investment management services. Administrative services and other fees includes fees earned from contract administration and other management services. Fee income from service contracts is typically recognized as revenue when services are rendered at either a point in time or over time. The majority of fee income from service contracts is comprised of variable consideration which is based on a percentage of assets under management or another variable metric and is recognized as revenue when it is highly probable that a significant reversal in the amount of the revenue recognized will not occur.

Share-Based Payments

Stock options of SLF Inc. granted to employees are accounted for as equity-settled share-based payment transactions. The total compensation expense for stock options is computed based on the fair value of the stock option at the date of grant and the estimated number of options expected to vest at the end of the vesting period. The expense is recognized over the vesting period as compensation expense in Operating expenses in our Consolidated Statements of Operations, with an offset to contributed surplus in our Consolidated Statements of Changes in Equity. When options are exercised, new common shares are issued, contributed surplus is reversed and the common shares issued are credited to common shares in our Consolidated Statements of Changes in Equity.

Other share-based payment plans based on the value of SLF Inc.’s common shares are accounted for as cash-settled share-based payment transactions. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are recomputed at the end of each reporting period and are measured at the fair value of the award at that reporting date. The liabilities are accrued and expensed on a straight-line basis over the vesting periods. The liabilities are settled in cash at the end of the vesting period.

Share-based payment awards within MFS Investment Management (“MFS”), which are based on their own shares, are accounted for as cash-settled share-based payment awards. The vested and unvested awards, as well as the shares that have been issued under these plans, are recognized as liabilities because MFS has a practice of purchasing the issued shares from employees after a specified holding period. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are accrued over the vesting period and are measured at fair value at each reporting period with the change in fair value recognized as compensation expense in Operating expenses in our Consolidated Statements of Operations. The liabilities are settled in cash when the shares are purchased from the employees.

Basic and Diluted Earnings Per Share (“EPS”)

Basic EPS is calculated by dividing the common shareholders’ net income by the weighted average number of common shares issued and outstanding.

Diluted EPS adjusts common shareholders’ net income and the weighted average number of common shares for the effects of all dilutive potential common shares under the assumption that convertible instruments are converted and that outstanding options are exercised. Diluted EPS is calculated by dividing the adjusted common shareholders’ net income by the adjusted weighted average number of common shares outstanding. For convertible instruments, common shareholders’ net income is increased by the after-tax expense on the convertible instrument while the weighted average common shares are increased by the number of common shares that would be issued at conversion. For stock options, it is assumed that the proceeds from the exercise of options whose exercise price is less than the average market price of common shares during the period are used to repurchase common shares at the average market price for the period. The difference between the number of common shares issued for the exercise of the dilutive options and the number of common shares that would have been repurchased at the average market price of the common shares during the period is adjusted to the weighted average number of common shares outstanding.

 2. Changes in Accounting Policies

2.A New and Amended International Financial Reporting Standards Adopted in 2018

2.A.i IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), which replaces IAS 11 Construction Contracts, IAS 18 Revenue and various interpretations. Amendments to IFRS 15 were issued in September 2015 and April 2016. IFRS 15 establishes principles about the nature, amount, timing, and uncertainty of revenue arising from contracts with customers.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 111

IFRS 15 requires entities to recognize revenue to reflect the transfer of goods or services to customers measured at the amounts an entity expects to be entitled to in exchange for those goods or services. Insurance contracts and revenues arising from those contracts, primarily premium revenue, are not within the scope of this standard. Revenues from service contracts and service components of investment contracts (which are treated as service contracts) that are reported in Fee income and primarily arise from our asset management businesses are within the scope of IFRS 15. IFRS 15 also provides guidance related to the costs to obtain and to fulfill a contract. We adopted IFRS 15 on a cumulative retrospective basis and recognized differences on transition to IFRS 15 as at January 1, 2018 in retained earnings. As a result of the adoption of IFRS 15, we derecognized a portion of our deferred acquisition costs (previously recognized in Other assets) and the related deferred tax liability on our Consolidated Statements of Financial Position, which reduced opening retained earnings by $44 on an after-tax basis as at January 1, 2018.

Additional disclosure on revenue from contracts with customers is included in Note 17.

2.A.ii Amendments to IFRS 4 (IFRS 9 deferral approach)

In September 2016, the IASB issued Amendments to IFRS 4 to allow insurance entities whose predominant activities are to issue contracts within the scope of IFRS 4 an optional temporary exemption from applying IFRS 9 Financial Instruments (“IFRS 9”) (“deferral approach”). On January 1, 2018, we qualified for and elected to take the deferral approach as our activities are predominantly connected with insurance in accordance with IFRS standards. Consequently, we will continue to apply IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”), the existing financial instrument standard.

To enable a comparison to entities applying IFRS 9, entities that apply the deferral approach are required to disclose fair value and changes in fair value separately for (i) those financial assets that pass the Solely Payment of Principal and Interest (“SPPI”) test, excluding any financial asset that is managed and whose performance is evaluated on a fair value basis; and (ii) all other financial assets, including financial assets that are managed and their performance is evaluated on a fair value basis. We are also required to disclose credit ratings of financial assets that pass the SPPI test. Financial assets which pass the SPPI test are assets with contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. See Note 5.A.i for disclosure of the carrying value and fair value of our financial assets as at December 31, 2018 and 2017. Except for Debt securities designated as AFS and Mortgages and loans, our financial assets are managed and their performance is evaluated on a fair value basis.

The following table includes these disclosures:

		December 31, 2018
($ billions)	IAS 39 Classification	SPPI	Non-SPPI

Debt securities	AFS	12.9	0.1

Mortgages and loans supporting Insurance contract liabilities(1)	Amortized cost	43.8	–

Mortgages and loans not supporting Insurance contract liabilities	Amortized cost	4.4	0.2

(1)

Because we use CALM to value our insurance contract liabilities, the impact on net income in our Consolidated Statements of Operations of classifying assets supporting those liabilities as SPPI or non-SPPI is not material.

Note 6.A.v discloses the carrying value of Debt securities and Mortgages and loans by credit risk rating. Debt securities designated as AFS with a credit rating below investment grade have a carrying value of $0.1 billion as at December 31, 2018. Mortgages and loans with a credit rating below investment grade have a carrying value of $2.1 billion as at December 31, 2018.

2.A.iii Other New and Amended IFRS

The following new and amended IFRS are effective for annual periods beginning on or after January 1, 2018, and did not have a material impact on our Consolidated Financial Statements.

In June 2016, the IASB issued Classification and Measurement of Share-based Payment Transactions, which amends IFRS 2 Share-based Payment. The amendments clarify how to account for certain types of share-based payment transactions, such as the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments. These amendments are applicable to awards granted on or after that date and to unvested and vested but unexercised awards outstanding at that date. These amendments were applied prospectively.

In December 2016, the IASB issued Annual Improvements to IFRSs 2014-2016 Cycle, which includes minor amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 28 Investments in Associates and Joint Ventures (“IAS 28”).

In December 2016, the IASB issued Transfers of Investment Property (Amendments to IAS 40). The amendments to IAS 40 Investment Property clarify that an entity shall transfer property to, or from, investment property when, and only when, there is evidence of a change in use.

In December 2016, the IASB issued IFRIC 22 Foreign Currency Transactions and Advance Consideration (“IFRIC 22”), which was developed by the IFRS Interpretations Committee. IFRIC 22 clarifies that for purposes of determining the exchange rate in transactions which include the receipt or payment of advance consideration in a foreign currency, the date of the transaction is the date of initial recognition of the non-monetary prepayment asset or deferred income liability.

2.B New and Amended International Financial Reporting Standards to be Adopted in 2019

The following new and amended IFRS were issued by the IASB and are expected to be adopted by us in 2019.

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which replaces IAS 17 Leases, and related interpretations. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. For lessees, IFRS 16 removes the classification of leases as either operating or financing and requires that all leases to be recognized on the statement of financial position, with certain exemptions allowed by this new standard. The accounting for lessors is substantially

112 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

unchanged. The standard is effective for annual periods beginning on or after January 1, 2019, to be applied retrospectively, or on a modified retrospective basis. We will be adopting IFRS 16 on a modified retrospective basis. At the time of adoption of IFRS 16, we expect to recognize right-of-use assets of approximately $800 and lease liabilities of approximately $900 on our Consolidated Statements of Financial Position. Together with the derecognition of deferred balances previously recognized under IAS 17, the overall impact to retained earnings is not expected to be material.

In June 2017, the IASB issued IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”), which was developed by the IFRS Interpretations Committee. IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes (“IAS 12”), when there is uncertainty over income tax treatments, and requires an entity to determine whether tax treatments should be considered collectively or independently. In addition, IFRIC 23 addresses the assumptions an entity should make about the examination of tax treatments by taxation authorities, as well as how an entity should consider changes in facts and circumstances. IFRIC 23 also provides guidance on how to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits, and tax rates, based on whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively, or on a cumulative retrospective basis. We do not expect IFRIC 23 to have a material impact on our Consolidated Financial Statements.

In October 2017, the IASB issued narrow-scope amendments to IAS 28. The amendments clarify that long-term interests in an associate or joint venture to which the equity method is not applied should be accounted for following the requirements of IFRS 9. The amendments are effective for annual periods beginning on or after January 1, 2019, and are to be applied retrospectively with certain exceptions. As we will not adopt IFRS 9 until 2021, we will be required to apply IAS 39 to the long-term interests in associates or joint ventures covered by these amendments. We do not expect the adoption of these amendments to have a material impact on our Consolidated Financial Statements.

In December 2017, the IASB issued Annual Improvements to IFRSs 2015-2017 Cycle, which includes minor amendments to four IFRS standards. The amendments are effective for annual periods beginning on or after January 1, 2019. We do not expect the adoption of these amendments to have a material impact on our Consolidated Financial Statements.

In February 2018, the IASB issued Plan Amendment, Curtailment or Settlement which amends IAS 19 Employee Benefits (“IAS 19”). Under IAS 19, when an amendment, curtailment or settlement of a defined benefit pension plan occurs, the net defined benefit liability or asset is remeasured. The amendments require an entity to use the updated assumptions from this remeasurement to determine current service cost and net interest for reporting periods after the change to the plan. The amendments are applicable to plan amendments, curtailments or settlements occurring on or after January 1, 2019.

2.C New and Amended International Financial Reporting Standards to be Adopted in 2020 or Later

The following new and amended standards were issued by the IASB and are expected to be adopted by us in 2020 or later.

In July 2014, the IASB issued the final version of IFRS 9, which replaces IAS 39. IFRS 9 includes guidance on the classification and measurement of financial instruments, impairment of financial assets, and hedge accounting. Financial asset classification is based on the cash flow characteristics and the business model in which an asset is held. The classification determines how a financial instrument is accounted for and measured. IFRS 9 also introduces an impairment model for financial instruments not measured at fair value through profit or loss that requires recognition of expected losses at initial recognition of a financial instrument and the recognition of full lifetime expected losses if certain criteria are met. In addition, a new model for hedge accounting was introduced to achieve better alignment with risk management activities. This standard is effective for annual periods beginning on or after January 1, 2018. In October 2017, the IASB issued narrow-scope amendments to IFRS 9. The amendments clarify the classification of certain prepayable financial assets and the accounting of financial liabilities following modification. The amendments are effective for annual periods beginning on or after January 1, 2019. However, pursuant to the aforementioned amendments to IFRS 4, we elected the deferral approach permitted under IFRS 4 to continue to apply IAS 39. We are currently assessing the impact that IFRS 9, along with these amendments, will have on our Consolidated Financial Statements.

In May 2017, the IASB issued IFRS 17, which replaces IFRS 4. IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three measurement models, depending on the nature of the contract. IFRS 17 is effective for annual periods beginning on or after January 1, 2021 and is to be applied retrospectively to each group of insurance contracts unless impracticable. If, and only if, it is impracticable to apply IFRS 17 retrospectively for a group of insurance contracts, an entity shall apply IFRS 17 using a modified retrospective approach or a fair value approach. In November 2018, the IASB tentatively decided to defer the effective date of IFRS 17 by one year, to January 1, 2022. IFRS 17 will affect how we account for our insurance contracts and how we report our financial performance in our Consolidated Statements of Operations. We are currently assessing the impact that IFRS 17 will have on our Consolidated Financial Statements.

In March 2018, the IASB issued a revised Conceptual Framework for Financial Reporting (“2018 Conceptual Framework”), which replaces the Conceptual Framework for Financial Reporting issued in 2010. The 2018 Conceptual Framework includes revised definitions of an asset and a liability, as well as new guidance on measurement, derecognition, presentation and disclosure. The 2018 Conceptual Framework is effective for annual periods beginning on or after January 1, 2020. We are currently assessing the impact the adoption of this framework will have on our Consolidated Financial Statements.

In October 2018, the IASB issued Definition of a Business, which amends IFRS 3 Business Combinations. The amendments clarify the definition of a business to assist entities in determining whether a transaction represents a business combination or an acquisition of assets. The amendments are effective for annual periods beginning on or after January 1, 2020, to be applied prospectively. We will assess the impact the adoption of these amendments will have on the accounting treatment of future transactions.

In October 2018, the IASB issued Definition of Material (Amendments to IAS 1 and IAS 8). The amendments clarify the definition of material and provide guidance to improve consistency in its application in IFRS standards. The amendments are effective for annual periods beginning on or after January 1, 2020. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 113

 3. Acquisitions

Pending Acquisition

On December 19, 2018, we entered into an agreement with GreenOak Real Estate (“GreenOak”), a global real estate investment firm, to merge GreenOak with the Bentall Kennedy group of companies and to acquire 56% of the combined entity (“Bentall GreenOak”), with the right to approximately 90% of Bentall GreenOak’s earnings over 8.5 years and the ability to acquire the remaining interest in the future. The combined entity will be reported in our Sun Life Financial Asset Management (“SLF Asset Management”) business segment. The acquisition of 56% of Bentall GreenOak is expected to close in the first half of 2019, subject to receipt of regulatory approvals and satisfaction of customary closing conditions.

Acquisition in Sun Life Financial Asia

On October 3, 2017, we completed the first stage of our acquisition of the pension business of FWD Life Insurance Company (Bermuda) Limited (“FWD”) for total consideration of approximately $105, consisting of $92 initial cash consideration and estimated contingent consideration of $13 to be paid if certain future performance targets are achieved. The first stage included the acquisition of the Mandatory Provident Fund business and the commencement of an exclusive 15-year distribution agreement with FWD that allows Sun Life Hong Kong Limited to distribute its pension products through FWD’s agency force in Hong Kong. The fair value of the net identifiable assets acquired in the transaction was $89, which included intangible assets of $61 and a related deferred tax liability of $10. The acquired intangible assets consist of client relationships and distribution intangible assets which are subject to amortization on a straight-line basis over their projected economic life of 30 years and 15 years, respectively. We recognized goodwill of $16 as a result of this transaction. The completion of the second and final stage of the transaction involves the purchase of the Occupational Retirement Schemes Ordinance business of FWD, and is expected to close by the end of 2019, subject to the receipt of regulatory approvals and satisfaction of customary closing conditions. These transactions will strengthen our position in the Hong Kong pension market and will be reported in our Sun Life Financial Asia (“SLF Asia”) reportable segment.

 4. Segmented Information

We have five reportable segments: SLF Canada, SLF U.S., SLF Asset Management, SLF Asia, and Corporate.

These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our U.K. business unit (“SLF U.K.”) and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Effective the first quarter of 2018, a change in the organizational and reporting structure resulted in the International business unit being transferred from the SLF U.S. reportable segment to the SLF Asia reportable segment. Consequently, approximately $10,000 of insurance contract liabilities pertaining to individual non-participating life and health policies transferred from SLF U.S. to SLF Asia, along with the associated assets. The information reported to the Chief Operating Decision Maker now includes the results of the International business unit in the SLF Asia reporting package and the segmental information presented in these Consolidated Financial Statements now includes the results of the International business unit in the SLF Asia reportable segment. In accordance with IFRS 8 Operating Segments, the segmental information for prior reporting periods has been restated to conform with current period presentation.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs, and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate.

Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to SLF Asset Management, and product distribution fees paid by SLF Asset Management to SLF Asia Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

Management considers its external clients to be individuals and corporations. We are not reliant on any individual client as none is individually significant to our operations.

114 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

Results by segment for the years ended December 31, are as follows:

	SLF Canada	SLF U.S.(1)	SLF Asset Management	SLF Asia(1)	Corporate	Consolidation adjustments	Total
2018

Gross premiums:

Annuities	$3,261	$–	$–	$1	$(79)	$–	$3,183

Life insurance	4,796	1,633	–	2,154	94	–	8,677

Health insurance	5,316	3,767	–	24	14	–	9,121

Total gross premiums	13,373	5,400	–	2,179	29	–	20,981

Less: ceded premiums	1,487	597	–	232	23	–	2,339

Net investment income (loss)	1,942	305	13	76	79	(26)	2,389

Fee income	1,240	73	4,111	514	154	(126)	5,966

Total revenue	15,068	5,181	4,124	2,537	239	(152)	26,997

Less:

Total benefits and expenses	13,497	5,183	2,930	1,919	109	(152)	23,486

Income tax expense (benefit)	308	(19)	284	51	(27)	–	597

Total net income (loss)	$1,263	$17	$910	$567	$157	$–	$2,914

Less: Net income (loss) attributable to participating policyholders	321	(35)	–	12	–	–	298

Shareholders’ net income (loss)	$942	$52	$910	$555	$157	$–	$2,616

2017

Gross premiums:

Annuities	$2,464	$–	$–	$–	$24	$–	$2,488

Life insurance	4,493	1,736	–	2,508	94	–	8,831

Health insurance	4,916	3,570	–	19	14	–	8,519

Total gross premiums	11,873	5,306	–	2,527	132	–	19,838

Less: ceded premiums	3,871	436	–	226	24	–	4,557

Net investment income (loss)	4,133	1,864	45	1,722	526	(79)	8,211

Fee income	1,132	103	4,037	524	118	(72)	5,842

Total revenue	13,267	6,837	4,082	4,547	752	(151)	29,334

Less:

Total benefits and expenses	11,894	7,369	2,976	3,679	778	(151)	26,545

Income tax expense (benefit)	197	(392)	453	62	(18)	–	302

Total net income (loss)	$1,176	$(140)	$653	$806	$(8)	$–	$2,487

Less: Net income (loss) attributable to participating policyholders	213	4	–	28	–	–	245

Shareholders’ net income (loss)	$963	$(144)	$653	$778	$(8)	$–	$2,242

(1)	Balances in 2017 have been changed to conform with current year presentation as a result of the resegmentation described in this Note.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 115

Assets and liabilities by segment are as follows:

	SLF Canada	SLF U.S.(1)	SLF Asset Management	SLF Asia(1)	Corporate	Consolidation adjustments	Total

As at December 31, 2018

Total general fund assets	$86,697	$34,584	$4,468	$28,855	$14,378	$(217)	$168,765

Investments for account of segregated fund holders	$85,885	$491	$–	$6,173	$10,513	$–	$103,062

Total general fund liabilities	$78,946	$30,671	$2,396	$23,692	$8,707	$(217)	$144,195

As at December 31, 2017

Total general fund assets	$84,698	$32,259	$4,115	$27,234	$14,605	$(191)	$162,720

Investments for account of segregated fund holders	$87,817	$488	$–	$6,101	$11,986	$–	$106,392

Total general fund liabilities	$76,683	$28,791	$2,346	$21,748	$10,372	$(191)	$139,749

(1)	Balances in 2017 have been changed to conform with current year presentation as a result of the resegmentation described in this Note.

The revenue and assets of our reportable segments differ from geographic segments primarily due to the geographic segmenting of our SLF Asset Management and Corporate segments.

The following table shows revenue by country for SLF Asset Management and Corporate:

	SLF Asset Management		Corporate
For the years ended December 31,	2018	2017	2018	2017

Revenue:

United States	$3,945	$3,961	$58	$147

United Kingdom	–	–	142	577

Canada(1)	179	121	38	20

Other countries	–	–	1	8

Total revenue	$4,124	$4,082	$239	$752

(1)	Consists of the Canadian operations of the Bentall Kennedy group of companies (“Bentall Kennedy”) and Sun Life Institutional Investments (Canada) Inc. for SLF Asset Management.

The following table shows total assets by country for SLF Asset Management and Corporate:

	SLF Asset Management		Corporate
As at December 31,	2018	2017	2018	2017

Total general fund assets:

United States	$4,147	$3,750	$2,550	$1,984

United Kingdom	–	–	8,274	8,744

Canada(1)	321	365	3,384	3,723

Other countries	–	–	170	154

Total general fund assets	$4,468	$4,115	$14,378	$14,605

Investment for account of segregated fund holders:

United Kingdom	$–	$–	$10,513	$11,986

Total investment for account of segregated fund holders	$–	$–	$10,513	$11,986

(1)	Consists of the Canadian operations of Bentall Kennedy and Sun Life Institutional Investments (Canada) Inc. for SLF Asset Management.

116 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

 5. Total Invested Assets and Related Net Investment Income

5.A Fair Value of Invested Assets

5.A.i Carrying Value and Fair Value of Financial Assets

The carrying values and fair values of our financial assets are shown in the following table:

As at	December 31, 2018		December 31, 2017
	Carrying value	Fair value	Carrying value	Fair value

Assets

Cash, cash equivalents and short-term securities	$9,506	$9,506	$8,890	$8,890

Debt securities – fair value through profit or loss	61,402	61,402	59,967	59,967

Debt securities – available-for-sale	13,041	13,041	12,652	12,652

Equity securities – fair value through profit or loss	4,014	4,014	5,078	5,078

Equity securities – available-for-sale	620	620	942	942

Mortgages and loans	46,822	48,434	42,805	45,406

Derivative assets	1,112	1,112	1,478	1,478

Other invested assets – fair value through profit or loss(1)	2,701	2,701	2,211	2,211

Other invested assets – available-for-sale(1)	621	621	562	562

Policy loans	3,222	3,222	3,106	3,106

Total financial assets(2)	$143,061	$144,673	$137,691	$140,292

(1)	Other invested assets (FVTPL and AFS) include our investments in segregated funds, mutual funds, and limited partnerships.
(2)

Invested assets on our Consolidated Statements of Financial Position of $151,726 ($146,139 as at December 31, 2017) includes Total financial assets in this table, Investment properties of $7,157 ($7,067 as at December 31, 2017), and Other invested assets – non-financial assets of $1,508 ($1,381 as at December 31, 2017).

Derivative liabilities with a fair value of $2,295 ($1,756 as at December 31, 2017) are also included on the Consolidated Statements of Financial Position.

Our mortgages and loans are generally carried at amortized cost. The fair value of mortgages and loans, for disclosure purposes, is determined based on the methodology and assumptions described in Note 5.A.ii. As at December 31, 2018, $40,730 and $7,704 are categorized in Level 2 and Level 3, respectively, of the fair value hierarchy described in this Note ($38,601 and $6,805 as at December 31, 2017).

Policy loans are carried at their unpaid principal balances. The fair value of policy loans, for disclosure purposes, is approximated by their carrying value, as policy loans are fully secured by policy values on which the loans are made and are categorized in Level 2 of the fair value hierarchy.

5.A.ii Fair Value Methodologies and Assumptions

The fair value of government and corporate debt securities is determined using quoted prices in active markets for identical or similar securities. When quoted prices in active markets are not available, fair value is determined using market standard valuation methodologies, which include discounted cash flow analysis, consensus pricing from various broker dealers that are typically the market makers, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, reported trades of identical or similar instruments, broker-dealer quotes, issuer spreads, bid prices, and reference data including market research publications. In limited circumstances, non-binding broker quotes are used.

The fair value of asset-backed securities is determined using quoted prices in active markets for identical or similar securities, when available, or valuation methodologies and valuation inputs similar to those used for government and corporate debt securities. Additional valuation inputs include structural characteristics of the securities, and the underlying collateral performance, such as prepayment speeds and delinquencies. Expected prepayment speeds are based primarily on those previously experienced in the market at projected future interest rate levels. In instances where there is a lack of sufficient observable market data to value the securities, non-binding broker quotes are used.

The fair value of equity securities is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

The fair value of mortgages and loans is determined by discounting the expected future cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality, and maturity characteristics. Valuation inputs typically include benchmark yields and risk-adjusted spreads from current lending activities or loan issuances. The risk-adjusted spreads are determined based on the borrower’s credit and liquidity, as well as term and other loan-specific features. Long-term mortgages and loans are generally categorized in Level 3 of the fair value hierarchy. The significant unobservable input is a portion of these risk-adjusted spreads at or beyond the 20-year point for mortgages and at or beyond the 10-year point for loans.

The fair value of derivative financial instruments depends upon derivative types. The fair value of exchange-traded futures and options is determined using quoted prices in active markets, while the fair value of over-the-counter (“OTC”) derivatives is determined using pricing models, such as discounted cash flow analysis or other market standard valuation techniques, with primarily observable market inputs. Valuation inputs used to price OTC derivatives may include swap interest rate curves, foreign exchange spot and forward rates,

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 117

index prices, the value of underlying securities, projected dividends, volatility surfaces, and in limited circumstances, counterparty quotes. The fair value of OTC derivative financial instruments also includes credit valuation adjustments to reflect the credit risk of both the derivative counterparty and ourselves as well as the impact of contractual factors designed to reduce our credit exposure, such as collateral and legal rights of offset under master netting agreements. Inputs into determining the appropriate credit valuation adjustments are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.

The fair value of other invested assets is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

The fair value of investment properties is generally determined using property valuation models that are based on expected capitalization rates and models that discount expected future net cash flows at current market interest rates reflective of the characteristics, location, and market of each property. Expected future net cash flows include contractual and projected cash flows and forecasted operating expenses, and take into account interest, rental, and occupancy rates derived from market surveys. The estimates of future cash inflows in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions. The future rental rates are estimated based on the location, type, and quality of the properties, and take into account market data and projections at the valuation date. The fair values are typically compared to market-based information for reasonability, including recent transactions involving comparable assets. The methodologies and inputs used in these models are in accordance with real estate industry valuation standards. Valuations are prepared externally or internally by professionally accredited real estate appraisers.

The fair value of short-term securities is approximated by their carrying amount, adjusted for credit risk where appropriate.

The fair value of investments for account of segregated fund holders is determined using quoted prices in active markets or independent valuation information provided by investment managers. The fair value of direct investments within investments for account of segregated fund holders, such as short-term securities and government and corporate debt securities, is determined according to valuation methodologies and inputs described above in the respective asset type sections.

The methodologies and assumptions for determining the fair values of investment contract liabilities are included in Note 10.B.

5.A.iii Fair Value Hierarchy

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange- traded equity securities, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities traded in active markets, or prices from valuation techniques that use significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, OTC derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain other invested assets, and investment properties.

118 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	December 31, 2018				December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets

Cash, cash equivalents and short-term securities	$8,926	$580	$–	$9,506	$7,683	$1,207	$–	$8,890

Debt securities – fair value through profit or loss	1,253	59,776	373	61,402	1,103	58,447	417	59,967

Debt securities – available-for-sale	1,513	11,485	43	13,041	818	11,698	136	12,652

Equity securities – fair value through profit or loss	1,967	1,845	202	4,014	3,379	1,532	167	5,078

Equity securities – available-for-sale	398	186	36	620	710	194	38	942

Derivative assets	27	1,085	–	1,112	27	1,451	–	1,478

Other invested assets	898	183	2,241	3,322	912	140	1,721	2,773

Investment properties	–	–	7,157	7,157	–	–	7,067	7,067

Total invested assets measured at fair value	$14,982	$75,140	$10,052	$100,174	$14,632	$74,669	$9,546	$98,847

Investments for account of segregated fund holders	24,705	76,761	1,596	103,062	27,481	77,757	1,154	106,392

Total assets measured at fair value	$39,687	$151,901	$11,648	$203,236	$42,113	$152,426	$10,700	$205,239

Liabilities

Investment contract liabilities	$–	$–	$3	$3	$–	$–	$3	$3

Derivative liabilities	11	2,284	–	2,295	5	1,751	–	1,756

Total liabilities measured at fair value	$11	$2,284	$3	$2,298	$5	$1,751	$3	$1,759

Debt securities – fair value through profit or loss consist of the following:
As at	December 31, 2018				December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Canadian federal government	$–	$3,815	$15	$3,830	$–	$3,351	$15	$3,366

Canadian provincial and municipal government	–	11,852	14	11,866	–	12,142	16	12,158

U.S. government and agency	1,253	125	2	1,380	1,103	125	3	1,231

Other foreign government	–	4,895	34	4,929	–	5,318	43	5,361

Corporate	–	34,665	205	34,870	–	33,864	306	34,170

Asset-backed securities:

Commercial mortgage-backed securities	–	1,464	3	1,467	–	1,459	1	1,460

Residential mortgage-backed securities	–	1,961	–	1,961	–	1,625	–	1,625

Collateralized debt obligations	–	143	–	143	–	55	–	55

Other	–	856	100	956	–	508	33	541

Total debt securities – fair value through profit or loss	$1,253	$59,776	$373	$61,402	$1,103	$58,447	$417	$59,967

Debt securities – available-for-sale consist of the following:
As at	December 31, 2018				December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Canadian federal government	$–	$1,746	$–	$1,746	$–	$1,832	$–	$1,832

Canadian provincial and municipal government	–	1,199	–	1,199	–	1,138	–	1,138

U.S. government and agency	1,513	14	–	1,527	818	–	–	818

Other foreign government	–	716	1	717	–	752	–	752

Corporate	–	4,971	42	5,013	–	5,838	56	5,894

Asset-backed securities:

Commercial mortgage-backed securities	–	766	–	766	–	744	–	744

Residential mortgage-backed securities	–	386	–	386	–	398	–	398

Collateralized debt obligations	–	804	–	804	–	345	69	414

Other	–	883	–	883	–	651	11	662

Total debt securities – available-for-sale	$1,513	$11,485	$43	$13,041	$818	$11,698	$136	$12,652

During 2018 and 2017, we did not have any significant transfers between Level 1 and Level 2.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 119

The following table provides a reconciliation of the beginning and ending balances for assets that are categorized in Level 3:

For the year ended	Debt securities – fair value through profit or loss	Debt securities – available-for- sale	Equity securities – fair value through profit or loss	Equity securities – available-for- sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value

December 31, 2018

Beginning balance	$417	$136	$167	$38	$1,721	$7,067	$9,546	$1,154	$10,700

Included in net income(1)(3)(5)	(4)	–	9	–	69	441	515	29	544

Included in OCI(3)	–	(5)	–	(8)	(9)	–	(22)	–	(22)

Purchases	164	140	19	4	644	621	1,592	430	2,022

Sales	(49)	(6)	–	(1)	(227)	(1,113)	(1,396)	(31)	(1,427)

Settlements	(21)	(4)	–	(1)	–	–	(26)	(1)	(27)

Transfers into Level 3(2)	12	1	–	1	–	–	14	4	18

Transfers (out) of Level 3(2)	(159)	(221)	–	–	–	–	(380)	(5)	(385)

Foreign currency translation(4)	13	2	7	3	43	141	209	16	225

Ending balance	$373	$43	$202	$36	$2,241	$7,157	$10,052	$1,596	$11,648

Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$5	$–	$9	$–	$69	$331	$414	$27	$441

December 31, 2017

Beginning balance	$442	$191	$144	$7	$1,544	$6,592	$8,920	$865	$9,785

Included in net income(1)(3)(5)	(3)	(1)	7	–	(59)	158	102	60	162

Included in OCI(3)	–	–	–	–	18	–	18	–	18

Purchases	180	215	34	32	505	448	1,414	302	1,716

Sales	(41)	(2)	(7)	–	(318)	(277)	(645)	(77)	(722)

Settlements	(66)	(5)	(7)	–	–	–	(78)	(1)	(79)

Transfers into Level 3(2)(6)	204	–	–	–	49	259	512	–	512

Transfers (out) of Level 3(2)	(284)	(262)	–	–	–	–	(546)	–	(546)

Foreign currency translation(4)	(15)	–	(4)	(1)	(18)	(113)	(151)	5	(146)

Ending balance	$417	$136	$167	$38	$1,721	$7,067	$9,546	$1,154	$10,700

Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$–	$–	$8	$–	$(59)	$147	$96	$27	$123

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)

Investment properties included in net income is comprised of fair value changes on investment properties of $529 ($211 in 2017) net of amortization of leasing commissions and tenant inducements of $88 ($53 in 2017).

(6)

Transfers into Level 3 in Investment properties includes the reclassification of our former head office location in 2017, previously classified as owner- occupied with a fair value of $259 at the time of transfer from Other assets to Investment properties. The reclassification recognized a revaluation surplus of $172, which was recorded as an increase of $139 of accumulated other comprehensive income, net of taxes of $33.

Unobservable Inputs and Sensitivity for Level 3 Assets

Our assets categorized in Level 3 of the fair value hierarchy are primarily Investment properties, Debt securities, and Other invested assets.

The fair value of Investment properties is determined by using the discounted cash flows methodology as described in Note 5.A.ii. The key unobservable inputs used in the valuation of investment properties as at December 31, 2018 include the following:

•

Estimated rental value: The estimated rental value is based on contractual rent and other local market lease transactions net of reimbursable operating expenses. An increase (decrease) in the estimated rental value would result in a higher (lower) fair value. The estimated rental value varies depending on the property types, which include retail, office, and industrial properties. The estimated rental value (in dollars, per square foot, per annum) ranges from $12.00 to $76.00 for retail and office properties and from $3.00 to $11.00 for industrial properties.

•

Rental growth rate: The rental growth rate is typically estimated based on expected market behaviour, which is influenced by the type of property and geographic region of the property. An increase (decrease) in the rental growth rate would result in a higher (lower) fair value. The rental growth rate (per annum) ranges from 0.00% to 3.00%.

•

Long-term vacancy rate: The long-term vacancy rate is typically estimated based on expected market behaviour, which is influenced by the type of property and geographic region of the property. An increase (decrease) in the long-term vacancy rate would result in a lower (higher) fair value. The long-term vacancy rate ranges from 2.00% to 10.00%.

•

Discount rate: The discount rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the next 10 years. An increase (decrease) in the discount rate would result in a lower (higher) fair value. The discount rate ranges from 4.00% to 10.25%.

•

Terminal capitalization rate: The terminal capitalization rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the remainder of its life after the 10-year period. An increase (decrease) in the terminal capitalization rate would result in a lower (higher) fair value. The terminal capitalization rate ranges from 4.25% to 8.75%.

120 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

Changes in the estimated rental value are positively correlated with changes in the rental growth rate. Changes in the estimated rental value are negatively correlated with changes in the long-term vacancy rate, the discount rate, and the terminal capitalization rate.

Our Debt securities categorized in Level 3, which are included in Debt securities – FVTPL and Debt securities – AFS in the Level 3 roll forward table, consist primarily of corporate bonds. The fair value of these corporate bonds is generally determined using broker quotes that cannot be corroborated with observable market transactions. Significant unobservable inputs for these corporate bonds would include issuer spreads, which are comprised of credit, liquidity, and other security-specific features of the bonds. An increase (decrease) in these issuer spreads would result in a lower (higher) fair value. Due to the unobservable nature of these broker quotes, we do not assess whether applying reasonably possible alternative assumptions would have an impact on the fair value of the Level 3 corporate bonds. The majority of our debt securities categorized in Level 3 are FVTPL assets supporting insurance contract liabilities. Changes in the fair value of these assets supporting insurance contract liabilities are largely offset by changes in the corresponding insurance contract liabilities under CALM. As a result, though using reasonably possible alternative assumptions may have an impact on the fair value of the Level 3 debt securities, it would not have a significant impact on our Consolidated Financial Statements.

The Other invested assets categorized in Level 3, which are included in Other invested assets – FVTPL and Other invested assets – AFS in the Level 3 roll forward table, consists primarily of limited partnership investments. The fair value of our limited partnership investments are based on net asset value (“NAV”) provided by management of the limited partnership investments. Based on the unobservable nature of these NAVs, we do not assess whether applying reasonably possible alternative assumptions would have an impact on the fair value of the Level 3 limited partnership investments.

Valuation Process for Level 3 Assets

Our assets categorized in Level 3 of the fair value hierarchy are primarily Investment properties, Debt securities, and limited partnership investments included in Other invested assets. Our valuation processes for these assets are as follows:

The fair value of Investment properties are based on the results of appraisals performed annually and reviewed quarterly for material changes. The valuation methodology used to determine the fair value is in accordance with the standards of the Appraisal Institute of Canada, the U.S., and the U.K. Investment properties are appraised externally at least once every three years. Investment properties not appraised externally in a given year are reviewed by qualified appraisers. A management committee, including investment professionals, reviews the fair value of Investment properties for overall reasonability.

The fair value of Debt securities is generally obtained by external pricing services. We obtain an understanding of inputs and valuation methods used by external pricing services. When fair value cannot be obtained from external pricing services, broker quotes, or internal models subject to detailed review and validation processes are used. The fair value of debt securities is subject to price validation and review procedures to ensure overall reasonability.

The fair value of limited partnership investments, included in Other invested assets, is based on NAV. The financial statements used in calculating the NAV are generally audited annually. We review the NAV of the limited partnership investments and perform analytical and other procedures to ensure the fair value is reasonable.

5.B Interest and Other Investment Income

Interest and other investment income consist of the following:

For the years ended December 31,	2018	2017

Interest income:

Cash, cash equivalents and short-term securities	$131	$65

Debt securities – fair value through profit or loss	2,312	2,292

Debt securities – available-for-sale	384	352

Mortgages and loans	2,050	1,928

Derivative investments	45	70

Policy loans	175	165

Total interest income	5,097	4,872

Equity securities – dividends on fair value through profit or loss	160	159

Equity securities – dividends on available-for-sale	14	15

Investment properties rental income(1)	594	623

Investment properties expenses	(259)	(286)

Other income	242	223

Investment expenses and taxes	(207)	(193)

Total interest and other investment income	$5,641	$5,413

(1)	Comprised of operating lease rental income.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 121

5.C Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities recorded to net income consist of the following:

For the years ended December 31,	2018	2017

Fair value change:

Cash, cash equivalents and short-term securities	$8	$1

Debt securities	(2,704)	1,630

Equity securities	(401)	441

Derivative investments	(1,295)	649

Other invested assets	16	59

Total change in fair value through profit or loss assets and liabilities	(4,376)	2,780

Fair value changes on investment properties	529	211

Foreign exchange gains (losses)(1)	446	(388)

Realized gains (losses) on property and equipment(2)	28	–

Fair value and foreign currency changes on assets and liabilities	$(3,373)	$2,603

(1)

Primarily arises from the translation of foreign currency denominated AFS monetary assets and mortgage and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

(2)	In 2018, we sold and leased back a property in Waterloo, Ontario. The transaction qualified as a sale and operating lease and as a result, we recognized a gain of $28.

5.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Consolidated Statements of Cash Flows consist of the following:

As at December 31,	2018	2017

Cash	$2,089	$1,504

Cash equivalents	5,209	4,592

Short-term securities	2,208	2,794

Cash, cash equivalents and short-term securities	9,506	8,890

Less: Bank overdraft, recorded in Other liabilities	104	140

Net cash, cash equivalents and short-term securities	$9,402	$8,750

5.E Derivative Financial Instruments and Hedging Activities

The fair values of derivative financial instruments by major class of derivatives are as follows:

As at December 31,	2018		2017
	Fair value		Fair value
	Assets	Liabilities	Assets	Liabilities

Interest rate contracts	$922	$(440)	$1,188	$(518)

Foreign exchange contracts	130	(1,820)	177	(1,232)

Other contracts	60	(35)	113	(6)

Total derivatives	$1,112	$(2,295)	$1,478	$(1,756)

The following table presents the fair values of derivative assets and liabilities categorized by type of hedge for accounting purposes and derivative investments:

As at December 31,	2018			2017
	Total notional amount	Fair value		Total notional amount	Fair value
		Assets	Liabilities		Assets	Liabilities

Derivative investments(1)	$58,268	$1,101	$(2,134)	$53,299	$1,439	$(1,575)

Fair value hedges	779	–	(153)	690	2	(181)

Cash flow hedges	151	11	(8)	132	37	–

Total derivatives	$59,198	$1,112	$ (2,295)	$54,121	$1,478	$ (1,756)

(1)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.

We did not have any net investment hedges in 2018 or 2017.

122 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

Hedge ineffectiveness recognized in Interest and other investment income consists of the following:

For the years ended December 31,	2018	2017

Fair value hedging ineffectiveness:

Gains (losses) on the hedged items attributable to the hedged risk	$(41)	$(22)

Gains (losses) on the hedging derivatives	40	19

Net ineffectiveness on fair value hedges	$(1)	$(3)

For cash flow hedges, we had hedge ineffectiveness of $1 in 2018 ($3 in 2017). We expect to reclassify a loss of $2 from accumulated OCI to net income within the next 12 months that relates to cash flow hedges of anticipated award payments under certain share-based payment plans that are expected to occur in 2019, 2020 and 2021. The reclassification of accumulated OCI to income relating to these foreign currency forwards occurs upon disposal or impairment of the foreign operation.

5.F Transfers of Financial Assets

We enter into transactions, including mortgage securitization, repurchase agreements and securities lending, where we transfer financial assets while retaining the risks and rewards of ownership of the assets. These transferred financial assets are not derecognized and remain on our Consolidated Statements of Financial Position. The carrying value of the transferred assets and the associated liabilities are described in the sections below.

5.F.i Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages through the creation of mortgage-backed securities under the National Housing Act Mortgage-Backed Securities (“NHA MBS”) Program sponsored by the Canada Mortgage and Housing Corporation (“CMHC”). The NHA MBS are then sold to Canada Housing Trust, a government-sponsored security trust that issues securities to third- party investors under the Canadian Mortgage Bond (“CMB”) program. The securitization of these assets does not qualify for derecognition as we have not transferred substantially all of the risks and rewards of ownership. Specifically, we continue to be exposed to pre-payment and interest rate risk associated with these assets. There are no expected credit losses on the securitized mortgages, as the mortgages were already insured by the CMHC prior to securitization. These assets continue to be recognized as Mortgages and loans in our Consolidated Statements of Financial Position. Proceeds from securitization transactions are recognized as secured borrowings and included in Other liabilities in our Consolidated Statements of Financial Position.

Receipts of principal on the securitized mortgages are deposited into a principal reinvestment account (“PRA”) to meet our repayment obligation upon maturity under the CMB program. The assets in the PRA are typically comprised of cash and cash equivalents and certain asset-backed securities. We are exposed to reinvestment risk due to the amortizing nature of the securitized mortgages relative to our repayment obligation for the full principal amount due at maturity. We mitigate this reinvestment risk using interest rate swaps.

The carrying value and fair value of the securitized mortgages as at December 31, 2018 are $1,328 and $1,318, respectively ($1,283 and $1,267 as at December 31, 2017). The carrying value and fair value of the associated liabilities as at December 31, 2018 are $1,453 and $1,446, respectively ($1,355 and $1,346 as at December 31, 2017). The carrying value of asset-backed securities in the PRA as at December 31, 2018 and 2017 are $124 and $75, respectively. There are no cash and cash equivalents in the PRA as at December 31, 2018 and 2017.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5.A.ii. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at December 31, 2018 and 2017.

5.F.ii Repurchase Agreements

We enter into repurchase agreements for operational funding and liquidity purposes. Repurchase agreements have maturities ranging from 7 to 365 days, averaging 127 days, and bear interest at an average rate of 1.92% as at December 31, 2018 (1.25% as at December 31, 2017). The carrying values of the transferred assets and the obligations related to their repurchase, which approximate their fair values, are $1,824 as at December 31, 2018 ($1,976 as at December 31, 2017). These liabilities are categorized in Level 2 of the fair value hierarchy. Collateral primarily consists of cash and cash equivalents as well as government guaranteed securities. Details on the collateral pledged are included in Note 6.A.ii.

5.F.iii Securities Lending

The Company engages in securities lending to generate additional income. Certain securities from its portfolio are lent to other institutions for short periods. Collateral exceeding the fair value of the securities lent is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to us. The fair value of the securities lent is monitored on a daily basis with additional collateral obtained or refunded as the fair values fluctuate. Collateral primarily consists of Canadian federal and provincial government securities and cash and cash equivalents. Certain arrangements allow us to invest the cash collateral received for the securities lent. The carrying values of the securities lent approximate their fair values. The carrying values of the securities lent and the related collateral held are $2,217 and $2,338 as at December 31, 2018 ($1,467 and $1,546 as at December 31, 2017).

 6. Financial Instrument Risk Management

The significant risks related to financial instruments are credit risk, market risk (including equity risk, interest rate and spread risk, and foreign currency risk) and liquidity risk. The following sections describe how we manage these risks.

Some of our financial instruments risk management policies and procedures are described in our Annual Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2018. The shaded text and tables in the Risk Management section of the

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 123

MD&A represent part of our disclosures on credit, market and liquidity risks and include a description of how we measure our risk and our objectives, policies and methodologies for managing these risks. Therefore, the shaded text and tables are an integral part of these Consolidated Financial Statements.

We use derivative instruments to manage market risks related to equity market, interest rate and currency fluctuations and in replication strategies for permissible investments. We do not engage in speculative investment in derivatives. The gap in market sensitivities or exposures between liabilities and supporting assets is monitored and managed within defined tolerance limits, by using derivative instruments, where appropriate. We use models and techniques to measure the effectiveness of our risk management strategies.

6.A Credit Risk

Risk Description

Credit risk is the possibility of loss from amounts owed by our borrowers or financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties (including derivative, repurchase agreement and securities lending counterparties), other financial institutions and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty’s credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of, or ability to realize, any underlying security that may be used as collateral for the debt obligation. Credit risk can occur as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses and may cause an increase in our provisions for asset default, adversely impacting earnings.

Credit Risk Management Governance and Control

We employ a wide range of credit risk management practices and controls, as outlined below:

•	Credit risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk & Conduct Review Committee.
•	Risk appetite limits have been established for credit risk.
•	Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
•	Comprehensive Investment and Credit Risk Management Policy, guidelines and practices are in place.
•	Specific investment diversification requirements are in place, such as defined investment limits for asset class, geography, and industry.
•	Risk-based credit portfolio, counterparty, and sector exposure limits have been established.
•

Mandatory use of credit quality ratings for portfolio investments has been established and is reviewed regularly. These internal rating decisions for new fixed income investments and ongoing review of existing rating decisions are independently adjudicated by Corporate Risk Management.

•	Comprehensive due diligence processes and ongoing credit analyses are conducted.
•	Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•	Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits are in place.
•	Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk.
•	Stress-testing techniques, such as Dynamic Capital Adequacy Testing (“DCAT”), are used to measure the effects of large and sustained adverse credit developments.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

6.A.i Maximum Exposure to Credit Risk

Our maximum credit exposure related to financial instruments as at December 31 is the balance as presented in our Consolidated Statements of Financial Position as we believe that these carrying amounts best represent the maximum exposure to credit risk. The credit exposure for debt securities may be increased to the extent that the amounts recovered from default are insufficient to satisfy the actuarial liability cash flows that the assets are intended to support.

The positive fair value of derivative assets is used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all derivative contracts with a positive fair value. Additionally, we have credit exposure to items not on the Consolidated Statements of Financial Position as follows:

As at December 31,	2018	2017

Off-balance sheet items:

Loan commitments(1)	$2,460	$1,740

Guarantees	–	12

Total off-balance sheet items	$2,460	$1,752

(1)

Loan commitments include commitments to extend credit under commercial and multi-family residential mortgages and private debt securities not quoted in an active market. Commitments on debt securities contain provisions that allow for withdrawal of the commitment if there is deterioration in the credit quality of the borrower.

6.A.ii Right of Offset and Collateral

We invest in financial assets which may be secured by real estate properties, pools of financial assets, third-party financial guarantees, credit insurance, and other arrangements.

For OTC derivatives, collateral is collected from and pledged to counterparties to manage credit exposure according to the Credit Support Annex (“CSA”), which forms part of the International Swaps and Derivatives Association’s (“ISDA”) master agreements. It is common practice to execute a CSA in conjunction with an ISDA master agreement. Under the ISDA master agreements for OTC

124 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

derivatives, we have a right of offset in the event of default, insolvency, bankruptcy, or other early termination. In the ordinary course of business, bilateral OTC exposures under these agreements are substantially mitigated through associated collateral agreements with a majority of our counterparties.

For exchange-traded derivatives subject to derivative clearing agreements with the exchanges and clearinghouses, there is no provision for set-off at default. Initial margin is excluded from the table below as it would become part of a pooled settlement process.

For repurchase agreements and reverse repurchase agreements, assets are sold or purchased with a commitment to resell or repurchase at a future date. Additional collateral may be pledged to or collected from counterparties to manage credit exposure according to bilateral repurchase or reverse repurchase agreements. In the event of default by a counterparty, we are entitled to liquidate the assets we hold as collateral to offset against obligations to the same counterparty.

In the case of securities lending, assets are lent with a commitment from the counterparty to return at a future date. Cash or securities are received as collateral from the counterparty. In the event of default by the counterparty, we are entitled to liquidate the assets we hold as collateral to offset against obligations to the same counterparty.

We do not offset financial instruments in our Consolidated Statements of Financial Position, as our rights of offset are conditional. The following tables present the effect of conditional netting and similar arrangements. Similar arrangements include global master repurchase agreements, security lending agreements, and any related rights to financial collateral.

As at December 31,	2018				2017
	Financial instruments presented in the Consolidated Statements of Financial Position(1)	Related amounts not set off in the Consolidated Statements of Financial Position			Financial instruments presented in the Consolidated Statements of Financial Position(1)	Related amounts not set off in the Consolidated Statements of Financial Position
		Financial instruments subject to master netting or similar agreements	Financial collateral (received) pledged(2)	Net amount		Financial instruments subject to master netting or similar agreements	Financial collateral (received) pledged(2)	Net amount

Financial assets

Derivative assets (Note 6.A.v)	$1,112	$(768)	$(298)	$46	$1,478	$(694)	$(662)	$122

Reverse repurchase agreements (Note 8)	17	(17)	–	–	–	–	–	–

Total financial assets	$1,129	$(785)	$(298)	$46	$1,478	$(694)	$(662)	$122

Financial liabilities

Derivative liabilities	$(2,295)	$768	$1,132	$(395)	$(1,756)	$694	$754	$(308)

Repurchase agreements (Note 5.F.ii)	(1,824)	17	1,807	–	(1,976)	–	1,976	–

Total financial liabilities	$(4,119)	$785	$2,939	$(395)	$(3,732)	$694	$2,730	$(308)

(1)

Net amounts of the financial instruments presented in our Consolidated Statements of Financial Position are the same as our gross recognized financial instruments, as we do not offset financial instruments in our Consolidated Statements of Financial Position.

(2)

Financial collateral excludes overcollateralization and for exchange-traded derivatives, initial margin. Total financial collateral, including initial margin and overcollateralization, received on derivative assets was $470 ($853 as at December 31, 2017), received on reverse repurchase agreements was $17 ($nil as at December 31, 2017), pledged on derivative liabilities was $1,726 ($1,127 as at December 31, 2017), and pledged on repurchase agreements was $1,824 ($1,976 as at December 31, 2017).

6.A.iii Concentration Risk

Concentrations of credit risk arise from exposures to a single debtor, a group of related debtors, or groups of debtors that have similar credit risk characteristics, such as groups of debtors in the same economic or geographic regions or in similar industries. Related issuers may have similar economic characteristics so that their ability to meet contractual obligations may be impacted similarly by changes in the economic or political conditions. We manage this risk by appropriately diversifying our investment portfolio through the use of concentration limits. In particular, we maintain policies which set counterparty exposure limits to manage the credit exposure for investments in any single issuer or to the same underlying credit. Exceptions exist for investments in securities which are issued or guaranteed by the Government of Canada, U.S. or U.K. and issuers for which the Risk & Conduct Review Committee have granted specific approval. Mortgages are collateralized by the related property, and generally do not exceed 75% of the value of the property at the time the original loan is made. Our mortgages and loans are diversified by type and location and, for mortgages, by borrower. Loans provide diversification benefits (name, industry and geography) and often provide stronger covenants and collateral than public debt securities, thereby providing both better credit protection and potentially higher recoveries in the event of default. The following tables provide details of the debt securities, mortgages, and loans held by issuer country, geographic location and industry sector, where applicable.

The carrying value of debt securities by geographic location is shown in the following table. The geographic location is based on the country of the creditor’s parent.

As at December 31,	2018			2017
	Fair value through profit or loss	Available- for-sale	Total debt securities	Fair value through profit or loss	Available- for-sale	Total debt securities

Canada	$ 25,091	$ 4,217	$ 29,308	$ 24,132	$ 4,114	$ 28,246

United States	21,329	5,917	27,246	20,758	5,719	26,477

United Kingdom	5,092	565	5,657	5,319	590	5,909

Other	9,890	2,342	12,232	9,758	2,229	11,987

Balance	$ 61,402	$ 13,041	$ 74,443	$ 59,967	$ 12,652	$ 72,619

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 125

The carrying value of debt securities by issuer and industry sector is shown in the following table:

As at December 31,	2018			2017
	Fair value through profit or loss	Available- for-sale	Total debt securities	Fair value through profit or loss	Available- for-sale	Total debt securities

Debt securities issued or guaranteed by:

Canadian federal government	$3,830	$1,746	$5,576	$3,366	$1,832	$5,198

Canadian provincial and municipal government	11,866	1,199	13,065	12,158	1,138	13,296

U.S. government and agency	1,380	1,527	2,907	1,231	818	2,049

Other foreign government	4,929	717	5,646	5,361	752	6,113
Total government issued or guaranteed debt securities	22,005	5,189	27,194	22,116	4,540	26,656

Corporate debt securities by industry sector(1):

Financials	8,390	1,470	9,860	7,856	1,705	9,561

Utilities	6,353	528	6,881	6,756	550	7,306

Industrials	4,053	590	4,643	4,090	707	4,797

Energy	3,628	340	3,968	3,657	455	4,112

Communication services(2)	2,826	481	3,307	2,826	545	3,371

Real estate	2,640	376	3,016	2,213	366	2,579

Health care	1,734	299	2,033	1,256	323	1,579

Consumer staples	1,625	257	1,882	1,920	351	2,271

Consumer discretionary(2)	1,372	209	1,581	1,329	363	1,692

Materials	1,225	256	1,481	1,211	262	1,473

Information technology(2)	1,024	207	1,231	1,056	267	1,323
Total corporate debt securities	34,870	5,013	39,883	34,170	5,894	40,064

Asset-backed securities	4,527	2,839	7,366	3,681	2,218	5,899

Total debt securities	$61,402	$13,041	$74,443	$59,967	$12,652	$72,619

(1)	Balances in 2017 have been changed to conform with current year presentation.
(2)

Our grouping of debt securities by sector is based on the Global Industry Classification Standard and S&P Dow Jones Indices. During 2018, certain Consumer discretionary and Information technology debt securities were moved to the Communication services sector.

The carrying value of mortgages and loans by geographic location and type is shown in the following tables. The geographic location for mortgages is based on location of property, while for corporate loans it is based on the country of the creditor’s parent.

As at December 31, 2018	Canada	United States	United Kingdom	Other	Total

Mortgages

Retail	$1,921	$2,281	$–	$–	$4,202

Office	1,811	2,417	–	–	4,228

Multi-family residential	3,455	1,920	–	–	5,375

Industrial and land	752	1,154	–	–	1,906

Other	618	104	–	–	722
Total mortgages(1)	$8,557	$7,876	$–	$–	$16,433

Loans	$13,238	$11,458	$2,547	$3,146	$30,389

Total mortgages and loans	$21,795	$19,334	$2,547	$3,146	$46,822

(1)	$3,537 of mortgages in Canada are insured by the CMHC.

As at December 31, 2017	Canada	United States	United Kingdom	Other	Total

Mortgages

Retail	$2,027	$2,264	$–	$–	$4,291

Office	1,898	2,363	–	–	4,261

Multi-family residential	3,214	1,368	–	–	4,582

Industrial and land	670	990	–	–	1,660

Other	581	118	–	–	699

Total mortgages(1)	$8,390	$7,103	$–	$–	$15,493

Loans	$13,265	$9,542	$1,678	$2,827	$27,312

Total mortgages and loans	$21,655	$16,645	$1,678	$2,827	$42,805

(1)	$3,171 of mortgages in Canada are insured by the CMHC.

126 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

6.A.iv Contractual Maturities

The contractual maturities of debt securities are shown in the following table. Actual maturities could differ from contractual maturities because of the borrower’s right to call or extend or right to prepay obligations, with or without prepayment penalties.

As at December 31,	2018			2017
	Fair value through profit or loss	Available- for- sale	Total debt securities	Fair value through profit or loss	Available- for- sale	Total debt securities

Due in 1 year or less	$2,189	$1,175	$3,364	$1,432	$1,053	$2,485

Due in years 2-5	9,307	4,865	14,172	7,903	3,465	11,368

Due in years 6-10	10,080	2,580	12,660	10,148	3,177	13,325

Due after 10 years	39,826	4,421	44,247	40,484	4,957	45,441

Total debt securities	$61,402	$13,041	$74,443	$59,967	$12,652	$72,619

The carrying value of mortgages by scheduled maturity, before allowances for losses, is as follows:

As at December 31,	2018	2017

Due in 1 year or less	$968	$931

Due in years 2-5	5,118	4,829

Due in years 6-10	7,351	6,963

Due after 10 years	3,021	2,792

Total mortgages	$16,458	$15,515

The carrying value of loans by scheduled maturity, before allowances for losses, is as follows:

As at December 31,	2018	2017

Due in 1 year or less	$1,425	$1,806

Due in years 2-5	6,968	6,350

Due in years 6-10	5,183	4,968

Due after 10 years	16,863	14,216

Total loans	$30,439	$27,340

Notional amounts of derivative financial instruments are the basis for calculating payments and are generally not the actual amounts exchanged. The following table provides the notional amounts of derivative instruments outstanding by type of derivative and term to maturity:

As at December 31,	2018				2017
	Term to maturity				Term to maturity
	Under 1 Year	1 to 5 Years	Over 5 Years	Total	Under 1 Year	1 to 5 Years	Over 5 Years	Total

Over-the-counter contracts:

Interest rate contracts:

Forward contracts	$–	$–	$–	$–	$469	$–	$–	$469

Swap contracts	1,101	3,506	16,685	21,292	1,348	3,486	16,053	20,887

Options purchased	1,198	2,898	3,737	7,833	1,062	2,266	2,451	5,779

Options written(1)	477	648	225	1,350	–	786	459	1,245

Foreign exchange contracts:

Forward contracts	6,529	15	–	6,544	6,305	42	–	6,347

Swap contracts	532	4,451	9,210	14,193	332	4,198	7,214	11,744

Other contracts:

Forward contracts	127	158	–	285	109	150	–	259

Swap contracts	112	1	–	113	126	1	–	127

Credit derivatives	–	1,329	27	1,356	48	903	170	1,121

Exchange-traded contracts:

Interest rate contracts:

Futures contracts	3,669	–	–	3,669	3,415	–	–	3,415

Equity contracts:

Futures contracts	2,377	–	–	2,377	2,216	–	–	2,216

Options purchased	186	–	–	186	465	47	–	512

Total notional amount	$16,308	$13,006	$29,884	$59,198	$15,895	$11,879	$26,347	$54,121

(1)	These are covered short derivative positions that may include interest rate options, swaptions, or floors.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 127

The following table provides the fair value of derivative instruments outstanding by term to maturity:

As at December 31,	2018				2017
	Term to maturity				Term to maturity
	Under 1 Year	1 to 5 Years	Over 5 Years	Total	Under 1 Year	1 to 5 Years	Over 5 Years	Total

Derivative assets	$100	$150	$862	$1,112	$97	$226	$1,155	$1,478

Derivative liabilities	$(240)	$(555)	$(1,500)	$(2,295)	$(90)	$(347)	$(1,319)	$(1,756)

6.A.v Asset Quality

The following sections describe our assessment of the credit quality of our financial assets. We monitor credit quality based on internal risk ratings as well as ratings assigned by external rating agencies where available.

Debt Securities by Credit Rating

Investment grade debt securities are those rated BBB and above. Our debt security portfolio was 99% investment grade based on carrying value as at December 31, 2018 (98% as at December 31, 2017). The credit risk ratings were established in accordance with the internal rating process described in the Credit Risk Management Governance and Control section.

The following table summarizes our debt securities by credit quality:

As at December 31,	2018			2017

	Fair value through profit or loss	Available- for- sale	Total debt securities	Fair value through profit or loss	Available- for-sale	Total debt securities

Debt securities by credit rating:

AAA	$ 9,728	$ 5,919	$ 15,647	$ 8,579	$ 4,870	$ 13,449

AA	14,208	2,044	16,252	14,006	1,809	15,815

A	19,089	2,447	21,536	19,603	3,000	22,603

BBB	17,646	2,483	20,129	16,894	2,674	19,568

BB and lower	731	148	879	885	299	1,184

Total debt securities	$ 61,402	$ 13,041	$ 74,443	$ 59,967	$ 12,652	$ 72,619

Mortgages and Loans by Credit Rating

The credit quality of mortgages and loans is evaluated internally through regular monitoring of credit-related exposures. We use judgment and experience to determine what factors should be considered when assigning an internal credit rating, which is validated through the use of credit scoring models, to a particular mortgage or corporate loan. The internal credit ratings reflect the credit quality of the borrower as well as the value of any collateral held as security.

The following tables summarize our mortgages and loans by credit quality indicator:

As at December 31,	2018	2017

Mortgages by credit rating:

Insured	$3,537	$3,171

AAA	3	4

AA	2,209	1,716

A	4,841	4,304

BBB	4,925	5,060

BB and lower	912	1,227

Impaired	6	11

Total mortgages	$16,433	$15,493

As at December 31,	2018	2017

Loans by credit rating:

AAA	$341	$400

AA	4,659	3,670

A	11,483	11,626

BBB	12,766	10,745

BB and lower	1,097	810

Impaired	43	61

Total loans	$30,389	$27,312

128 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

Derivative Financial Instruments by Counterparty Credit Rating

Derivative instruments consist of bilateral OTC contracts negotiated directly between counterparties, OTC contracts cleared through central clearing houses or exchange-traded contracts. Since a counterparty failure in an OTC derivative transaction could render it ineffective for hedging purposes, we generally transact our derivative contracts with highly rated counterparties. In limited circumstances, we enter into transactions with lower-rated counterparties if credit enhancement features are included.

We pledge and hold assets as collateral under CSAs for bilateral OTC derivative contracts. The collateral is realized in the event of early termination as defined in the agreements. The assets held and pledged are primarily cash and debt securities issued by the Canadian federal government and U.S. government and agencies. While we are generally permitted to sell or re-pledge the assets held as collateral, we have not sold or re-pledged any assets. Exchange-traded and cleared OTC derivatives require the posting of initial margin, as well as daily cash settlement of variation margin. The terms and conditions related to the use of the collateral are consistent with industry practice.

Further details on collateral held and pledged as well as the impact of netting arrangements are included in Note 6.A.ii.

The following table shows the OTC derivative financial instruments with a positive fair value split by counterparty credit rating:

As at December 31,	2018			2017
	Gross positive replacement cost(2)	Impact of master netting agreements(3)	Net replacement cost(4)	Gross positive replacement cost(2)	Impact of master netting agreements(3)	Net replacement cost(4)

Over-the-counter contracts:

AA	$289	$(252)	$37	$113	$(95)	$18

A	750	(507)	243	872	(589)	283

BBB	46	(9)	37	466	(10)	456

Total over-the-counter derivatives(1)	$1,085	$(768)	$317	$1,451	$(694)	$757

(1)

Exchange-traded derivatives with a positive fair value of $27 in 2018 ($27 in 2017) are excluded from the table above, as they are subject to daily margining requirements. Our credit exposure on these derivatives is with the exchanges and clearinghouses.

(2)	Used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.
(3)

The credit risk associated with derivative assets subject to master netting arrangements is reduced by derivative liabilities due to the same counterparty in the event of default or early termination. Our overall exposure to credit risk reduced through master netting arrangements may change substantially following the reporting date as the exposure is affected by each transaction subject to the arrangement.

(4)	Net replacement cost is positive replacement cost less the impact of master netting agreements.

Credit Default Swaps by Underlying Financial Instrument Credit Rating

Credit default swaps (“CDS”) are OTC contracts that transfer credit risk related to an underlying referenced financial instrument from one counterparty to another. The purchaser receives protection against the decline in the value of the referenced financial instrument as a result of specified credit events such as default or bankruptcy. The seller receives a periodic premium in return for payment contingent on a credit event affecting the referenced financial instrument. CDS index contracts are those where the underlying referenced financial instruments are a group of assets. The Company enters into credit derivatives to replicate credit exposure of an underlying reference security and enhance investment returns. The credit risk ratings of the underlying reference securities for single name contracts were established in accordance with the internal rating process described in the Credit Risk Management Governance and Control section.

The following table provides a summary of the credit default swap protection sold by credit rating of the underlying reference security:

As at December 31,	2018		2017
	Notional amount	Fair value	Notional amount	Fair value

Single name CDS contracts

AA	$48	$1	$67	$1

A	611	9	584	15

BBB	674	13	446	9

Total single name CDS contracts	$1,333	$23	$1,097	$25

CDS index contracts	$23	$–	$24	$–

Total credit default swap contracts	$1,356	$23	$1,121	$25

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 129

Reinsurance Assets by Credit Rating

The table below presents the distribution of Reinsurance assets by credit rating:

As at December 31,	2018			2017
	Gross exposure	Collateral	Net exposure	Gross exposure	Collateral	Net exposure

Reinsurance assets by credit rating:

AA	$1,442	$6	$1,436	$1,241	$4	$1,237

A	1,760	83	1,677	1,632	99	1,533

BBB	203	132	71	157	116	41

BB	1,677	1,617	60	1,539	1,455	84

B	–	–	–	257	74	183

CCC	252	72	180	–	–	–

Not rated	79	75	4	76	72	4

Total	$5,413	$1,985	$3,428	$4,902	$1,820	$3,082

Less: negative reinsurance assets	1,272			874

Total Reinsurance assets	$4,141			$4,028

6.A.vi Impairment of Assets

Management assesses debt and equity securities, mortgages and loans, and other invested assets for objective evidence of impairment at each reporting date. We employ a portfolio monitoring process to identify assets or groups of assets that have objective evidence of impairment, having experienced a loss event or events that have an impact on the estimated future cash flows of the asset or group of assets. There are inherent risks and uncertainties in our evaluation of assets or groups of assets for objective evidence of impairment, including both internal and external factors such as general economic conditions, issuers’ financial conditions and prospects for economic recovery, market interest rates, unforeseen events which affect one or more issuers or industry sectors, and portfolio management parameters, including asset mix, interest rate risk, portfolio diversification, duration matching, and greater than expected liquidity needs. All of these factors could impact our evaluation of an asset or group of assets for objective evidence of impairment.

Management exercises considerable judgment in assessing for objective evidence of impairment and, based on its assessment, classifies specific assets as either performing or into one of the following credit quality lists:

“Monitor List” – the timely collection of all contractually specified cash flows is reasonably assured, but changes in issuer-specific facts and circumstances require monitoring. No impairment charge is recorded for unrealized losses on assets related to these debtors.

“Watch List” – the timely collection of all contractually specified cash flows is reasonably assured, but changes in issuer-specific facts and circumstances require heightened monitoring. An asset is moved from the Monitor List to the Watch List when changes in issuer- specific facts and circumstances increase the possibility that a security may experience a loss event on an imminent basis. No impairment charge is recorded for unrealized losses on assets related to these debtors.

“Impaired List” – the timely collection of all contractually specified cash flows is no longer reasonably assured. For these investments that are classified as AFS or amortized cost, an impairment charge is recorded or the asset is sold and a realized loss is recorded as a charge to income. Impairment charges and realized losses are recorded on assets related to these debtors.

Our approach to determining whether there is objective evidence of impairment varies by asset type. However, we have a process to ensure that in all instances where a decision has been made to sell an asset at a loss, the asset is impaired.

Debt Securities

Objective evidence of impairment on debt securities involves an assessment of the issuer’s ability to meet current and future contractual interest and principal payments. In determining whether debt securities have objective evidence of impairment, we employ a screening process. The process identifies securities in an unrealized loss position, with particular attention paid to those securities whose fair value to amortized cost percentages have been less than 80% for an extended period of time. Discrete credit events, such as a ratings downgrade, are also used to identify securities that may have objective evidence of impairment. The securities identified are then evaluated based on issuer-specific facts and circumstances, including an evaluation of the issuer’s financial condition and prospects for economic recovery, evidence of difficulty being experienced by the issuer’s parent or affiliate, and management’s assessment of the outlook for the issuer’s industry sector.

Management also assesses previously impaired debt securities whose fair value has recovered to determine whether the recovery is objectively related to an event occurring subsequent to the impairment loss that has an impact on the estimated future cash flows of the asset.

Asset-backed securities are assessed for objective evidence of impairment. Specifically, we periodically update our best estimate of cash flows over the life of the security. In the event that there is an adverse change in the expected cash flows, the asset is impaired. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third parties, along with assumptions and judgments about the future performance of the underlying collateral. Losses incurred on the respective mortgage- backed securities portfolios are based on loss models using assumptions about key systematic risks, such as unemployment rates and housing prices, and loan-specific information such as delinquency rates and loan-to-value ratios.

Equity Securities and Other Invested Assets

Objective evidence of impairment for equity securities and investments in limited partnerships, segregated funds, and mutual funds involves an assessment of the prospect of recovering the cost of our investment. Instruments in an unrealized loss position are

130 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

reviewed to determine if objective evidence of impairment exists. Objective evidence of impairment for these instruments includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic, or legal environment in which the issuer operates, and a significant or prolonged decline in the fair value of the instruments below their cost.

We apply presumptive impairment tests to determine whether there has been a significant or prolonged decline in the fair value of an instrument below its cost, and unless extenuating circumstances exist, the instrument is considered to be impaired.

Mortgages and Loans

Objective evidence of impairment on mortgages and loans involves an assessment of the borrower’s ability to meet current and future contractual interest and principal payments. In determining whether objective evidence of impairment exists, we consider a number of factors including, but not limited to, the financial condition of the borrower and, for collateral dependent mortgages and loans, the fair value of the collateral.

Mortgages and loans causing concern are monitored closely and evaluated for objective evidence of impairment. For these mortgages and loans, we review information that is appropriate to the circumstances, including recent operating developments, strategy review, timelines for remediation, financial position of the borrower and, for collateral-dependent mortgages and loans, the value of security as well as occupancy and cash flow considerations.

In addition to specific allowances, circumstances may warrant a collective allowance based on objective evidence of impairment for a group of mortgages and loans. We consider regional economic conditions, developments for various property types, and significant exposure to struggling tenants in determining whether there is objective evidence of impairment for certain collateral dependent mortgages and loans, even though it is not possible to identify specific mortgages and loans that are likely to become impaired on an individual basis.

Management also assesses previously impaired mortgages and loans to determine whether a recovery is objectively related to an event occurring subsequent to the impairment loss that has an impact on the estimated future cash flows of the asset.

Impairment of Fair Value Through Profit or Loss Assets

We generally maintain distinct asset portfolios for each line of business. Changes in the fair values of these assets are largely offset by changes in the value of insurance contract liabilities, when there is an effective matching of assets and liabilities. For assets designated as FVTPL, the change in fair value arising from impairment is not separately disclosed. The reduction in fair values of FVTPL debt securities attributable to impairment results in an increase in insurance contract liabilities charged through the Consolidated Statements of Operations.

Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $12 for the year ended December 31, 2018 ($7 during 2017).

We did not reverse any impairment on AFS debt securities during 2018 and 2017.

Past Due and Impaired Mortgages and Loans

The distribution of mortgages and loans past due or impaired is shown in the following tables:

As at December 31, 2018	Gross carrying value			Allowance for losses
	Mortgages	Loans	Total	Mortgages	Loans	Total

Not past due	$16,427	$30,332	$46,759	$–	$–	$–

Past due:

Past due less than 90 days	–	14	14	–	–	–

Past due 90 days or more	–	–	–	–	–	–

Impaired	31	93	124	25	50	75

Total	$16,458	$30,439	$46,897	$25	$50	$75

	Gross carrying value			Allowance for losses
As at December 31, 2017	Mortgages	Loans	Total	Mortgages	Loans	Total

Not past due	$15,482	$27,180	$42,662	$–	$–	$–

Past due:

Past due less than 90 days	–	71	71	–	–	–

Past due 90 days or more	–	–	–	–	–	–

Impaired	33	89	122	22	28	50

Total	$15,515	$27,340	$42,855	$22	$28	$50

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 131

Changes in Allowances for Losses

The changes in the allowances for losses are as follows:

	Mortgages	Loans	Total

Balance, January 1, 2017	$23	$7	$30

Provision for (reversal of) losses	–	22	22

Write-offs, net of recoveries, and other adjustments	–	–	–

Foreign exchange rate movements	(1)	(1)	(2)

Balance, December 31, 2017	$22	$28	$50

Provision for (reversal of) losses	3	19	22

Write-offs, net of recoveries, and other adjustments	(2)	–	(2)

Foreign exchange rate movements	2	3	5

Balance, December 31, 2018	$25	$50	$75

6.B Market Risk

Risk Description

We are exposed to financial and capital market risk, which is defined as the risk that the fair value or future cash flows of an insurance contract or financial instrument will fluctuate because of changes or volatility in market prices. Market risk includes equity, interest rate and spread, real estate and foreign currency risks.

Market Risk Management Governance and Control

We employ a wide range of market risk management practices and controls as outlined below:

•	Market risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk & Conduct Review Committee.
•	Risk appetite limits have been established for equity, interest rate, real estate and foreign currency risks.
•	Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
•	Comprehensive asset-liability management and hedging policies, programs and practices are in place.
•	Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•	Product Design and Pricing Policy requires a detailed risk assessment and pricing provisions for material risks.
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse market movements.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Specific market risks and our risk management strategies are discussed below in further detail.

6.B.i Equity Risk

Equity risk is the potential for financial loss arising from declines or volatility in equity market prices. We are exposed to equity risk from a number of sources. A portion of our exposure to equity risk arises in connection with benefit guarantees on segregated fund contracts. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for these guarantees is uncertain, and will depend upon a number of factors including general capital market conditions, underlying fund performance, policyholder behaviour, and mortality experience, which may result in negative impacts on our net income and capital.

We generate revenue in our asset management businesses and from certain insurance and annuity contracts where fees are levied on account balances that are affected directly by equity market levels. Accordingly, we have further exposure to equity risk as adverse fluctuations in the market value of such assets will result in corresponding adverse impacts on our revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) in these businesses, and this may result in further adverse impacts on our net income and financial position.

We also have direct exposure to equity markets from the investments supporting other general account liabilities, surplus, and employee benefit plans. These exposures fall within our risk-taking philosophy and appetite, and are therefore generally not hedged.

The carrying value of equities by issuer country is shown in the following table:

As at December 31,	2018			2017
	Fair value through profit or loss	Available- for- sale	Total equities	Fair value through profit or loss	Available- for-sale	Total equities

Canada	$2,651	$15	$2,666	$3,282	$53	$3,335

United States	508	388	896	765	671	1,436

United Kingdom	121	5	126	130	5	135

Other	734	212	946	901	213	1,114

Total equities	$4,014	$620	$4,634	$5,078	$942	$6,020

132 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

6.B.ii Embedded Derivatives Risk

An embedded derivative is contained within a host insurance contract if it includes an identifiable condition to modify the cash flows that are otherwise payable. This section is applicable to those embedded derivatives where we are not required to, and have not measured (either separately or together with the host contract) the embedded derivative at fair value.

A significant market risk exposure from embedded derivatives arises in connection with the benefit guarantees on segregated fund contracts. These benefit guarantees are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal, or annuitization. We have implemented hedging programs to mitigate a portion of this market risk exposure.

We are also exposed to significant interest rate risk from embedded derivatives in certain general account products and segregated fund contracts, which contain explicit or implicit investment guarantees in the form of minimum crediting rates, guaranteed premium rates, settlement options, and benefit guarantees. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal, or annuitization. These products are included in our asset-liability management program and the residual interest rate exposure is managed within our risk appetite limits.

We are also exposed to interest rate risk through guaranteed annuitization options included primarily in retirement contracts and pension plans. These embedded options give policyholders the right to convert their investment into a pension on a guaranteed basis, thereby exposing us to declining long-term interest rates as the annuity guarantee rates come into effect. Embedded options on unit-linked pension contracts give policyholders the right to convert their fund at retirement into pensions on a guaranteed basis, thereby exposing us to declining interest rates and increasing equity market returns (increasing the size of the fund which is eligible for the guaranteed conversion basis). Guaranteed annuity options are included in our asset-liability management program and most of the interest rate and equity exposure is mitigated through hedging.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening spreads may increase the risk that policyholders will surrender their contracts, potentially forcing us to liquidate assets at a loss and accelerate recognition of certain acquisition expenses. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses.

Certain annuity and long-term disability contracts contain embedded derivatives as benefits are linked to the Consumer Price Index; however most of this exposure is hedged through the Company’s ongoing asset-liability management program.

6.C Liquidity Risk

Risk Description

Liquidity risk is the possibility that we will not be able to fund all cash outflow commitments and collateral requirements as they fall due. This includes the risk of being forced to sell assets at depressed prices resulting in realized losses on sale. This risk also includes restrictions on our ability to efficiently allocate capital among our subsidiaries due to various market and regulatory constraints on the movement of funds. Our funding obligations arise in connection with the payment of policyholder benefits, expenses, reinsurance settlements, asset purchases, investment commitments, interest on debt, and dividends on common and preferred shares. Sources of available cash flow include general fund premiums and deposits, investment related inflows (such as maturities, principal repayments, investment income and proceeds of asset sales), proceeds generated from financing activities, and dividends and interest payments from subsidiaries. We have various financing transactions and derivative contracts under which we may be required to pledge collateral or to make payments to our counterparties for the decline in market value of specified assets. The amount of collateral or payments required may increase under certain circumstances (such as changes to interest rates, credit spreads, equity markets or foreign exchange rates), which could adversely affect our liquidity.

Liquidity Risk Management Governance and Control

We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:

•	Liquidity risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk & Conduct Review Committee.
•	Liquidity is managed in accordance with our Asset Liability Management Policy and operating guidelines.
•	Liquidity contingency plans are maintained for the management of liquidity in a liquidity event.
•

Stress testing is performed by comparing liquidity coverage risk metrics under a one-month stress scenario to our policy thresholds. These liquidity coverage risk metrics are measured and managed at the enterprise and legal entity levels.

•	Stress testing of our collateral is performed by comparing collateral coverage ratios to our policy threshold.
•

Cash Management and asset-liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations.

•

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

•	We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments.
•	Various credit facilities for general corporate purposes are maintained.

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 133

Based on our historical cash flows and liquidity management processes, we believe that the cash flows from our operating activities will continue to provide sufficient liquidity for us to satisfy debt service obligations and to pay other expenses as they fall due.

 7. Insurance Risk Management

7.A Insurance Risk

Risk Description

Insurance risk is the uncertainty of product performance due to actual experience emerging differently than expected in the areas of policyholder behaviour, mortality, morbidity, and longevity. In addition, product design and pricing, expense and reinsurance risks impact multiple risk categories, including insurance risk.

Insurance Risk Management Governance and Control

We employ a wide range of insurance risk management practices and controls, as outlined below:

•	Insurance risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk & Conduct Review Committee.
•	Risk appetite limits have been established for policyholder behaviour, mortality and morbidity, and longevity risks.
•	Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
•	Comprehensive Insurance Risk Policy, guidelines and practices are in place.
•	The global underwriting manual aligns underwriting practices with our corporate risk management standards and ensures a consistent approach in insurance underwriting.
•	Board-approved maximum retention limits are in place. Amounts issued in excess of these limits are reinsured.
•	Detailed procedures, including criteria for approval of risks and for claims adjudication are established and monitored for each business segment.
•	Underwriting and risk selection standards are established and overseen by the corporate underwriting and claims risk management function.
•	Diversification and risk pooling is managed by aggregation of exposures across product lines, geography and distribution channels.
•

The Insurance Risk Policy and Investment and Credit Risk Management Policy establish acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers.

•	Reinsurance counterparty risk is monitored, including annual reporting of reinsurance exposure to the Risk & Conduct Review Committee.
•	Concentration risk exposure is monitored on group policies in a single location to avoid a catastrophic event occurrence resulting in a significant impact.
•	Various limits, restrictions and fee structures are introduced into plan designs in order to establish a more homogeneous policy risk profile and limit potential for anti-selection.
•	Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•	The Product Design and Pricing Policy requires detailed risk assessment and pricing provision for material risks.
•	Company specific and industry level experience studies and sources of earnings analysis are monitored and factored into valuation, renewal and new business pricing processes.
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse movements in insurance risk factors.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

We use reinsurance to limit losses, minimize exposure to significant risks and to provide additional capacity for growth. Our Insurance Risk Policy sets maximum global retention limits and related management standards and practices that are applied to reduce our exposure to large claims. Amounts in excess of the Board-approved maximum retention limits are reinsured. On a single life or joint- first-to-die basis our retention limit is $25 in Canada and is US$25 outside of Canada. For survivorship life insurance, our maximum global retention limit is $30 in Canada and is US$30 outside of Canada. In certain markets and jurisdictions, retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics.

Our reinsurance coverage is well diversified and controls are in place to manage exposure to reinsurance counterparties. Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk. This includes performing periodic due diligence on our reinsurance counterparties as well as internal credit assessments on counterparties with which we have material exposure. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

Specific insurance risks and our risk management strategies are discussed below in further detail. The sensitivities provided below reflect the impact of any applicable ceded reinsurance arrangements.

7.A.i Policyholder Behaviour Risk

Risk Description

We can incur losses due to adverse policyholder behaviour relative to the assumptions used in the pricing and valuation of products with regard to lapse of policies or exercise of other embedded policy options.

Uncertainty in policyholder behaviour can arise from several sources including unexpected events in the policyholder’s life circumstances, the general level of economic activity (whether higher or lower than expected), changes in the financial and capital markets, changes in pricing and availability of current products, the introduction of new products, changes in underwriting technology

134 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

and standards, as well as changes in our financial strength or reputation. Uncertainty in future cash flows affected by policyholder behaviour can be further exacerbated by irrational behaviour during times of economic turbulence or at key option exercise points in the life of an insurance contract.

For individual life insurance products where fewer terminations would be financially adverse to us, net income and equity would be decreased by about $250 ($240 in 2017) if the termination rate assumption were reduced by 10%. For products where more terminations would be financially adverse to us, net income and equity would be decreased by about $195 ($175 in 2017) if the termination rate assumption were increased by 10%. These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

Policyholder Behaviour Risk Management Governance and Control

Various types of provisions are built into many of our products to reduce the impact of uncertain policyholder behaviour. These provisions include:

•	Surrender charges that adjust the payout to the policyholder by taking into account prevailing market conditions.
•	Limits on the amount that policyholders can surrender or borrow.
•	Restrictions on the timing of policyholders’ ability to exercise certain options.
•	Restrictions on both the types of funds clients can select and the frequency with which they can change funds.
•	Policyholder behaviour risk is also mitigated through reinsurance on some insurance contracts.

Internal experience studies are monitored to review and update policyholder behaviour assumptions as needed, which could result in updates to policy liabilities.

7.A.ii Mortality and Morbidity Risk

Risk Description

Mortality and morbidity risk is the risk that future experience could be worse than the assumptions used in the pricing and valuation of products. Mortality and morbidity risk can arise in the normal course of business through random fluctuation in realized experience, through catastrophes, or in association with other risk factors such as product development and pricing or model risk. Adverse mortality and morbidity experience could also occur through systemic anti-selection, which could arise due to poor plan design, or underwriting process failure or the development of investor-owned and secondary markets for life insurance policies.

The risk of adverse morbidity experience also increases during economic slowdowns, especially with respect to disability coverages, as well as with increases in high medical treatment costs and growth in utilization of specialty drugs. This introduces the potential for adverse financial volatility in our financial results. External factors including medical advances could adversely affect our life insurance, health insurance, critical illness, disability, long-term care insurance and annuity businesses.

For life insurance products for which higher mortality would be financially adverse to the Company, a 2% increase in the best estimate assumption would decrease net income and equity by about $35 ($55 in 2017). This sensitivity reflects the impact of any applicable ceded reinsurance arrangements.

For products where morbidity is a significant assumption, a 5% adverse change in the assumptions would reduce net income and equity by about $185 ($175 in 2017). This sensitivity reflects the impact of any applicable ceded reinsurance arrangements.

Mortality and Morbidity Risk Management Governance and Control

Detailed uniform underwriting procedures have been established to determine the insurability of applicants and to manage exposure to large claims. These underwriting requirements are regularly scrutinized against industry guidelines and oversight is provided through a corporate underwriting and claim management function.

We do not have a high degree of concentration risk to single individuals or groups due to our well-diversified geographic and business mix. The largest portion of mortality risk within the Company is in North America. Individual and group insurance policies are underwritten prior to initial issue and renewals, based on risk selection, plan design, and rating techniques.

The Insurance Risk Policy approved by the Risk & Conduct Review Committee includes limits on the maximum amount of insurance that may be issued under one policy and the maximum amount that may be retained. These limits vary by geographic region and amounts in excess of limits are reinsured to ensure there is no exposure to unreasonable concentration of risk.

7.A.iii Longevity Risk

Risk Description

Longevity risk is the potential for economic loss, accounting loss or volatility in earnings arising from adverse changes in rates of mortality improvement relative to the assumptions used in the pricing and valuation of products. This risk can manifest itself slowly over time as socioeconomic conditions improve and medical advances continue. It could also manifest itself more quickly, for example, due to medical breakthroughs that significantly extend life expectancy. Longevity risk affects contracts where benefits or costs are based upon the likelihood of survival (for example, annuities, pensions, pure endowments, reinsurance, segregated funds, and specific types of health contracts). Additionally, our longevity risk exposure is increased for certain annuity products such as guaranteed annuity options by an increase in equity market levels.

For annuities products for which lower mortality would be financially adverse to us, a 2% decrease in the mortality assumption would decrease net income and equity by about $120 ($120 in 2017). These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

Longevity Risk Management Governance and Control

To improve management of longevity risk, we monitor research in the fields that could result in a change in expected mortality improvement. Stress-testing techniques are used to measure and monitor the impact of extreme mortality improvement on the aggregate portfolio of insurance and annuity products as well as our own pension plans.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 135

7.A.iv Product Design and Pricing Risk

Risk Description

Product design and pricing risk is the risk a product does not perform as expected, causing adverse financial consequences. This risk may arise from deviations in realized experience versus assumptions used in the pricing of products. Risk factors include uncertainty concerning future investment yields, policyholder behaviour, mortality and morbidity experience, sales levels, mix of business, expenses and taxes. Although some of our products permit us to increase premiums or adjust other charges and credits during the life of the policy or contract, the terms of these policies or contracts may not allow for sufficient adjustments to maintain expected profitability. This could have an adverse effect on our profitability and capital position.

Product Design and Pricing Governance and Control

Our Product Design and Pricing Policy, approved by the Risk & Conduct Review Committee, establishes the framework governing our product design and pricing practices and is designed to align our product offerings with our strategic objectives and risk-taking philosophy. Consistent with this policy, product development, design and pricing processes have been implemented throughout the Company. New products follow a stage-gate process with defined management approvals based on the significance of the initiative, and each initiative is subject to a risk assessment process to identify key risks and risk mitigation requirements, and is reviewed by multiple stakeholders. Additional governance and control procedures are listed below:

•	Pricing models, methods, and assumptions are subject to periodic internal peer reviews.
•	Experience studies, sources of earnings analysis, and product dashboards are used to monitor actual experience against those assumed in pricing and valuation.
•

On experience rated, participating, and adjustable products, emerging experience is reflected through changes in policyholder dividend scales as well as other policy adjustment mechanisms such as premium and benefit levels.

•	Limits and restrictions may be introduced into the design of products to mitigate adverse policyholder behaviour or apply upper thresholds on certain benefits.

7.A.v Expense Risk

Risk Description

Expense risk is the risk that future expenses are higher than the assumptions used in the pricing and valuation of products. This risk can arise from general economic conditions, unexpected increases in inflation, slower than anticipated growth, or reduction in productivity leading to increases in unit expenses. Expense risk occurs in products where we cannot or will not pass increased costs onto the client and will manifest itself in the form of a liability increase or a reduction in expected future profits.

The sensitivity of liabilities for insurance contracts to a 5% increase in unit expenses would result in a decrease in net income and equity of about $175 ($160 in 2017). These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

Expenses Risk Management Governance and Control

We closely monitor expenses through an annual budgeting process and ongoing monitoring of any expense gaps between unit expenses assumed in pricing and actual expenses.

7.A.vi Reinsurance Risk

Risk Description

We purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance risk is the risk of financial loss due to adverse developments in reinsurance markets (for example, discontinuance or diminution of reinsurance capacity, or an increase in the cost of reinsurance), insolvency of a reinsurer or inadequate reinsurance coverage.

Changes in reinsurance market conditions, including actions taken by reinsurers to increase rates on existing and new coverage and our ability to obtain appropriate reinsurance, may adversely impact the availability or cost of maintaining existing or securing new reinsurance capacity, with adverse impacts on our business strategies, profitability and financial position. There is an increased possibility of rate increases or renegotiation of legacy reinsurance contracts by our reinsurers, as the global reinsurance industry continues to review and optimize their business models. In addition, changes to the regulatory treatment of reinsurance arrangements could have an adverse impact on our capital position.

Reinsurance Risk Management Governance and Control

We have an Insurance Risk Policy and an Investment and Credit Risk Management Policy approved by the Risk & Conduct Review Committee, which set acceptance criteria and processes to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. These policies also set minimum criteria for determining which reinsurance companies qualify as suitable reinsurance counterparties having the capability, expertise, governance practices and financial capacity to assume the risks being considered. Additionally, these policies require that all agreements include provisions to allow action to be taken, such as recapture of ceded risk (at a potential cost to the Company), in the event that the reinsurer loses its legal ability to carry on business through insolvency or regulatory action. Periodic due diligence is performed on the reinsurance counterparties with which we do business and internal credit assessments are performed on reinsurance counterparties with which we have material exposure. Reinsurance counterparty credit exposures are monitored closely and reported annually to the Risk & Conduct Review Committee.

New sales of our products can be discontinued or changed to reflect developments in the reinsurance markets. Rates for in-force reinsurance treaties can be either guaranteed or adjustable for the life of the ceded policy. There is generally more than one reinsurer supporting a reinsurance pool to diversify this risk.

136 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

 8. Other Assets

Other assets consist of the following:

As at December 31,	2018	2017

Accounts receivable	$1,451	$1,579

Investment income due and accrued	1,131	1,078

Property and equipment	621	624

Deferred acquisition costs(1)	130	160

Prepaid expenses	309	282

Premium receivable	567	522

Accrued post-retirement benefit assets (Note 25)	184	82

Other	105	81

Total other assets	$4,498	$4,408

(1)	Amortization of deferred acquisition cost charged to income during the year amounted to $33 in 2018 ($53 in 2017).

 9. Goodwill and Intangible Assets

9.A Goodwill

Changes in the carrying amount of goodwill acquired through business combinations by reportable segment are as follows:

	SLF Canada	SLF U.S.	SLF Asia	SLF Asset Management	Corporate	Total

Balance, January 1, 2017	$2,573	$1,112	$686	$767	$179	$5,317

Acquisitions (Note 3)	–	–	16	–	–	16

Foreign exchange rate movements	–	(69)	(47)	(38)	4	(150)

Balance, December 31, 2017	$2,573	$1,043	$655	$729	$183	$5,183

Acquisitions	34	7	–	–	–	41

Foreign exchange rate movements	–	88	50	46	4	188

Balance, December 31, 2018	$2,607	$1,138	$705	$775	$187	$5,412

Goodwill was not impaired in 2018 or 2017. The carrying amounts of goodwill allocated to our CGUs or groups of CGUs are as follows:

As at December 31,	2018	2017

SLF Canada

Individual	$1,100	$1,066

Group retirement services	453	453

Group benefits	1,054	1,054

SLF U.S. Employee benefits group	1,138	1,043

SLF Asia	705	655

SLF Asset Management

MFS	515	481

Sun Life Investment Management (“SLIM”)	260	248

Corporate

U.K.	187	183

Total	$5,412	$5,183

Goodwill acquired in business combinations is allocated to the CGUs or groups of CGUs that are expected to benefit from the synergies of the particular acquisition.

Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a CGU falling below its carrying value. The recoverable amount is the higher of fair value less costs of disposal and value in use. We use fair value less costs of disposal as the recoverable amount.

We use the best evidence of fair value less costs of disposal as the price obtainable for the sale of a CGU, or group of CGUs. Fair value less costs of disposal is initially assessed by looking at recently completed market comparable transactions. In the absence of such comparables, we use either an appraisal methodology (with market assumptions commonly used in the valuation of insurance companies or asset management companies) or a valuation multiples methodology. The fair value measurements are categorized in Level 3 of the fair value hierarchy.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 137

Under the appraisal methodology, fair value is assessed based on best estimates of future income, expenses, level and cost of capital over the lifetime of the policies and, where appropriate, adjusted for items such as transaction costs. The value ascribed to new business is based on sales anticipated in our business plans, sales projections for the valuation period based on reasonable growth assumptions, and anticipated levels of profitability of that new business. In calculating the value of new business, future sales are projected for 10 to 15 years. In some instances, market multiples are used to approximate the explicit projection of new business.

The discount rates applied reflect the nature of the environment for that CGU. The discount rates used range from 9.0% to 12.5% (after tax). More established CGUs with a stronger brand and competitive market position use discount rates at the low end of the range and CGUs with a weaker competitive position use discount rates at the high end of the range. The capital levels used are aligned with our business objectives.

Under the valuation multiples methodology, fair value is assessed with reference to multiples or ratios of comparable businesses. For life insurers and asset managers, these valuation multiples and ratios may include price-to-earnings or price-to-assets-under-management measures. This assessment takes into consideration a variety of relevant factors and assumptions, including expected growth, risk, and market conditions among others. The price-to-earnings multiples used range from 10.5 to 11.5. The price-to-assets-under-management ratios used range from 0.6% to 2.0%.

Judgment is used in estimating the recoverable amounts of CGUs and the use of different assumptions and estimates could result in material adjustments to the valuation of CGUs and the size of any impairment. Any material change in the key assumptions including those for capital, discount rates, the value of new business, and expenses, as well as cash flow projections used in the determination of recoverable amounts, may result in impairment charges, which could be material.

In considering the sensitivity of the key assumptions above, management determined that there is no reasonably possible change in any of the above that would result in the recoverable amount of any of the CGUs to be less than its carrying amount.

9.B Intangible Assets

Changes in intangible assets are as follows:

	Finite life
	Internally generated software	Other	Indefinite life	Total

Gross carrying amount

Balance, January 1, 2017	$518	$1,172	$661	$2,351

Additions	81	5	–	86

Acquisitions (Note 3)	–	61	–	61

Disposals	(3)	–	–	(3)

Foreign exchange rate movements	(17)	(36)	(36)	(89)

Balance, December 31, 2017	$579	$1,202	$625	$2,406

Additions	118	(1)	–	117

Acquisitions	–	19	3	22

Foreign exchange rate movements	25	46	45	116

Balance, December 31, 2018	$722	$1,266	$673	$2,661

Accumulated amortization and impairment losses

Balance, January 1, 2017	$(291)	$(353)	$(4)	$(648)

Amortization charge for the year	(59)	(53)	–	(112)

Disposals	3	–	–	3

Foreign exchange rate movements	9	9	–	18

Balance, December 31, 2017	$(338)	$(397)	$(4)	$(739)

Amortization charge for the year	(66)	(53)	–	(119)

Foreign exchange rate movements	(13)	(11)	–	(24)

Balance, December 31, 2018	$(417)	$(461)	$(4)	$(882)

Net carrying amount, end of period:

As at December 31, 2017	$241	$805	$621	$1,667

As at December 31, 2018	$305	$805	$669	$1,779

138 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

The components of the intangible assets are as follows:

As at December 31,	2018	2017

Finite life intangible assets:

Distribution, sales potential of field force	$366	$376

Client relationships and asset administration contracts	439	429

Internally generated software	305	241

Total finite life intangible assets	1,110	1,046

Indefinite life intangible assets:

Fund management contracts(1)	669	621

Total indefinite life intangible assets	669	621

Total intangible assets	$1,779	$1,667

(1)

Fund management contracts are attributable to SLF Asset Management, where its competitive position in, and the stability of, its markets support their classification as indefinite life intangible assets.

 10. Insurance Contract Liabilities and Investment Contract Liabilities

10.A Insurance Contract Liabilities

10.A.i Description of Business

The majority of the products sold by the Company are insurance contracts. These contracts include all forms of life, health and critical illness insurance sold to individuals and groups, life contingent annuities, accumulation annuities, and segregated fund products with guarantees.

10.A.ii Methods and Assumptions

General

The liabilities for insurance contracts represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes), and expenses on in-force insurance contracts.

In determining our liabilities for insurance contracts, assumptions must be made about mortality and morbidity rates, lapse and other policyholder behaviour, interest rates, equity market performance, asset default, inflation, expenses, and other factors over the life of our products. Most of these assumptions relate to events that are anticipated to occur many years in the future. Assumptions require significant judgment and regular review and, where appropriate, revision.

We use best estimate assumptions for expected future experience and apply margins for adverse deviations to provide for uncertainty in the choice of the best estimate assumptions. The amount of insurance contract liabilities related to the application of margins for adverse deviations to best estimate assumptions is called a provision for adverse deviations.

Best Estimate Assumptions

Best estimate assumptions are intended to be current, neutral estimates of the expected outcome as guided by Canadian actuarial standards of practice. The choice of best estimate assumptions takes into account current circumstances, past experience data (Company and/or industry), the relationship of past to expected future experience, anti-selection, the relationship among assumptions, and other relevant factors. For assumptions on economic matters, the assets supporting the liabilities and the expected policy for asset-liability management are relevant factors.

Margins for Adverse Deviations

The appropriate level of margin for adverse deviations on an assumption is guided by Canadian actuarial standards of practice. For most assumptions, the standard range of margins for adverse deviations is 5% to 20% of the best estimate assumption, and the actuary chooses from within that range based on a number of considerations related to the uncertainty in the determination of the best estimate assumption. The level of uncertainty, and hence the margin chosen, will vary by assumption and by line of business and other factors. Considerations that would tend to indicate a choice of margin at the high end of the range include:

•	The statistical credibility of the Company’s experience is too low to be the primary source of data for choosing the best estimate assumption
•	Future experience is difficult to estimate
•	The cohort of risks lacks homogeneity
•	Operational risks adversely impact the ability to estimate the best estimate assumption
•	Past experience may not be representative of future experience and the experience may deteriorate

Provisions for adverse deviations in future interest rates are included by testing a number of scenarios of future interest rates, some of which are prescribed by Canadian actuarial standards of practice, and determining the liability based on the range of possible outcomes. A scenario of future interest rates includes, for each forecast period between the statement of financial position date and the last liability cash flow, interest rates for risk-free assets, premiums for asset default, rates of inflation, and an investment strategy consistent with the Company’s investment policy. The starting point for all future interest rate scenarios is consistent with the current market environment. If few scenarios are tested, the liability would be at least as great as the largest of the outcomes. If many scenarios are tested, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 139

Provisions for adverse deviations in future equity returns are included by scenario testing or by applying margins for adverse deviations. In blocks of business where the valuation of liabilities uses scenario testing of future equity returns, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile. In blocks of business where the valuation of liabilities does not use scenario testing of future equity returns, the margin for adverse deviations on common share dividends is between 5% and 20%, and the margin for adverse deviations on capital gains would be 20% plus an assumption that those assets reduce in value by 20% to 50% at the time when the reduction is most adverse. A 30% reduction is appropriate for a diversified portfolio of North American common shares and, for other portfolios, the appropriate reduction depends on the volatility of the portfolio relative to a diversified portfolio of North American common shares.

In choosing margins, we ensure that, when taken one at a time, each margin is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption, and also that, in aggregate, the cumulative impact of the margins for adverse deviations is reasonable with respect to the total amount of our insurance contract liabilities. Our margins are generally stable over time and are generally only revised to reflect changes in the level of uncertainty in the best estimate assumptions. Our margins tend to be at the high end of the range for expenses and in the mid-range or higher for other assumptions. When considering the aggregate impact of margins, the actuary assesses the consistency of margins for each assumption across each block of business to ensure there is no double counting or omission and to avoid choosing margins that might be mutually exclusive. In particular, the actuary chooses similar margins for blocks of business with similar characteristics, and also chooses margins that are consistent with other assumptions, including assumptions about economic factors. The actuary is guided by Canadian actuarial standards of practice in making these professional judgments about the reasonableness of margins for adverse deviations.

The best estimate assumptions and margins for adverse deviations are reviewed at least annually and revisions are made when appropriate. The choice of assumptions underlying the valuation of insurance contract liabilities is subject to external actuarial peer review.

Mortality

Mortality refers to the rates at which death occurs for defined groups of people. Life insurance mortality assumptions are generally based on the past five to ten years of experience. Our experience is combined with industry experience where our own experience is insufficient to be statistically valid. Assumed mortality rates for life insurance and annuity contracts include assumptions about future mortality improvement based on recent trends in population mortality and our outlook for future trends.

Morbidity

Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. We offer critical illness policies on an individual basis in Canada and Asia, long-term care on an individual basis in Canada, and medical stop-loss insurance is offered on a group basis in the U.S. In Canada, group morbidity assumptions are based on our five-year average experience, modified to reflect any emerging trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the U.S., our experience is used for both medical stop-loss and disability assumptions, with some consideration of industry experience.

Lapse and Other Policyholder Behaviour

Lapse

Policyholders may allow their policies to lapse prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by surrendering their policy for the cash surrender value. Assumptions for lapse experience on life insurance are generally based on our five-year average experience. Lapse rates vary by plan, age at issue, method of premium payment, and policy duration.

Premium Payment Patterns

For universal life contracts, it is necessary to set assumptions about premium payment patterns. Studies prepared by industry or the actuarial profession are used for products where our experience is insufficient to be statistically valid. Premium payment patterns usually vary by plan, age at issue, method of premium payment, and policy duration.

Expense

Future policy-related expenses include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements, and related indirect expenses and overhead. Expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Inflationary increases assumed in future expenses are consistent with the future interest rates used in scenario testing.

Investment Returns

Interest Rates

We generally maintain distinct asset portfolios for each major line of business. In the valuation of insurance contract liabilities, the future cash flows from insurance contracts and the assets that support them are projected under a number of interest rate scenarios, some of which are prescribed by Canadian actuarial standards of practice. Reinvestments and disinvestments take place according to the specifications of each scenario, and the liability is set based on the range of possible outcomes.

Non-Fixed Income Rates of Return

We are exposed to equity markets through our segregated fund products (including variable annuities) that provide guarantees linked to underlying fund performance and through insurance products where the insurance contract liabilities are supported by non-fixed income assets.

For segregated fund products (including variable annuities), we have implemented hedging programs involving the use of derivative instruments to mitigate a large portion of the equity market risk associated with the guarantees. The cost of these hedging programs is reflected in the liabilities. The equity market risk associated with anticipated future fee income is not hedged.

140 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

The majority of non-fixed income assets that are designated as FVTPL support our participating and universal life products where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or in the rate of interest credited. In these cases, changes in non-fixed income asset values are largely offset by changes in insurance contract liabilities.

Asset Default

As required by Canadian actuarial standards of practice, insurance contract liabilities include a provision for possible future default of the assets supporting those liabilities. The amount of the provision for asset default included in the insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration, and country of origin. The asset default assumptions are comprised of a best estimate plus a margin for adverse deviations, and are intended to provide for loss of both principal and income. Best estimate asset default assumptions by asset category and geography are derived from long-term studies of industry experience and the Company’s experience. Margins for adverse deviation are chosen from the standard range (of 25% to 100%) as recommended by Canadian actuarial standards of practice based on the amount of uncertainty in the choice of best estimate assumption. The credit quality of an asset is based on external ratings if available (public bonds) and internal ratings if not (mortgages and loans). Any assets without ratings are treated as if they are rated below investment grade.

In contrast to asset impairment provisions and changes in FVTPL assets arising from impairments, both of which arise from known credit events, the asset default provision in the insurance contract liabilities covers losses related to possible future (unknown) credit events. Canadian actuarial standards of practice require the asset default provision to be determined taking into account known impairments that are recognized elsewhere on the statement of financial position. The asset default provision included in the insurance contract liabilities is reassessed each reporting period in light of impairments, changes in asset quality ratings, and other events that occurred during the period.

10.A.iii Insurance Contract Liabilities

Insurance contract liabilities consist of the following:

As at December 31, 2018	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total

Individual participating life	$21,095	$5,785	$6,651	$1,076	$34,607

Individual non-participating life and health	11,435	13,239	12,463	391	37,528

Group life and health	9,591	5,674	32	–	15,297

Individual annuities	9,267	25	(44)	5,608	14,856

Group annuities	12,461	6	147	–	12,614

Insurance contract liabilities before other policy liabilities	63,849	24,729	19,249	7,075	114,902

Add: Other policy liabilities(2)	3,049	1,457	2,276	239	7,021

Total insurance contract liabilities	$66,898	$26,186	$21,525	$7,314	$121,923

(1)

Primarily business from the U.K. and run-off reinsurance operations. Includes U.K. business of $980 for Individual participating life, $240 for Individual non-participating life and health, $5,214 for Individual annuities, and $170 for Other policy liabilities.

(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

As at December 31, 2017	SLF Canada	SLF U.S.(1)	SLF Asia(1)	Corporate(2)	Total

Individual participating life	$20,918	$5,582	$6,705	$1,186	$34,391

Individual non-participating life and health	11,161	12,024	11,449	394	35,028

Group life and health	9,131	5,427	33	11	14,602

Individual annuities	9,178	25	(68)	6,215	15,350

Group annuities	11,607	7	106	–	11,720

Insurance contract liabilities before other policy liabilities	61,995	23,065	18,225	7,806	111,091

Add: Other policy liabilities(3)	3,088	1,345	2,032	229	6,694

Total insurance contract liabilities	$65,083	$24,410	$20,257	$8,035	$117,785

(1)	Balances in 2017 have been changed to conform with current year presentation as a result of the resegmentation described in Note 4.
(2)

Primarily business from the U.K. and run-off reinsurance operations. Includes U.K. business of $1,089 for Individual participating life, $250 for Individual non-participating life and health, $5,692 for Individual annuities, and $158 for Other policy liabilities.

(3)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 141

10.A.iv Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

For the years ended December 31,	2018			2017
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net

Balances, before Other policy liabilities and assets as at January 1,	$111,091	$3,503	$107,588	$108,411	$4,541	$103,870

Change in balances on in-force policies	(3,094)	(129)	(2,965)	2,757	(779)	3,536

Balances arising from new policies	3,780	128	3,652	2,941	156	2,785

Method and assumption changes	(374)	(96)	(278)	(371)	(198)	(173)

Increase (decrease) in Insurance contract liabilities and Reinsurance assets	312	(97)	409	5,327	(821)	6,148

Foreign exchange rate movements	3,499	247	3,252	(2,647)	(217)	(2,430)

Balances before Other policy liabilities and assets	114,902	3,653	111,249	111,091	3,503	107,588

Other policy liabilities and assets	7,021	488	6,533	6,694	525	6,169

Total Insurance contract liabilities and Reinsurance assets, December 31	$121,923	$4,141	$117,782	$117,785	$4,028	$113,757

10.A.v Impact of Method and Assumption Changes

Impacts of method and assumption changes on Insurance contract liabilities net of Reinsurance assets are as follows:

For the year ended December 31, 2018	Net increase (decrease) before income taxes	Description

Mortality / Morbidity	$(337)	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were favourable mortality in SLF Asia International, SLF Canada Group Retirement Services and SLF U.K.

Lapse and other policyholder behaviour	563	Updates to lapse and other policyholder behaviour in all jurisdictions. The largest items, which all had unfavourable impacts, were updated lapse assumptions in SLF U.S. and SLF Asia International.

Expenses	6	Updates to reflect expense experience in all jurisdictions including updates to SLF Canada participating life accounts.

Investment returns	(331)	Updates to various investment-related assumptions across the Company including updates to SLF Canada participating life accounts.

Model enhancements and other	(179)	Various enhancements and methodology changes across all jurisdictions. The largest items were a favourable change to the participating provisions for adverse deviation in SLF Canada and SLF U.S., partially offset by a change in reinsurance provisions in SLF U.S.

Total impact of method and assumption changes	$(278)

142 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

For the year ended December 31, 2017	Net increase (decrease) before income taxes	Description

Mortality / Morbidity	$(286)	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were favourable mortality in SLF U.S. In-force Management and SLF Asia International insurance and favourable mortality improvement in SLF U.K.

Lapse and other policyholder behaviour	149	Updates to reflect lapse and other policyholder behaviour experience in all jurisdictions. The largest items were lower lapse rates on lapse supported business in SLF U.S. and updated lapse assumptions in SLF Canada’s individual insurance business.

Expenses	71	Updates to reflect expense experience in all jurisdictions. The largest items were a refinement to the allocation of expenses in SLF Canada and increased expenses in the closed block of business in SLF Asia International wealth.

Investment returns	(62)	Updates to various investment related assumptions across the Company. This included a reduction of the provision for investment risk in SLF Canada and other updated investment related assumptions, offset partially by updates to promulgated ultimate reinvestment rates.

Model enhancements and other	(45)	Various enhancements and methodology changes across all jurisdictions. Includes the favourable impact on insurance contract liabilities from the resolution of tax uncertainties in a U.S. subsidiary and updates to the SLF Canada participating individual life business, partially offset by changes due to U.S. tax reform and updates to reflect reinsurance market conditions.

Total impact of method and assumption changes	$(173)

10.B Investment Contract Liabilities

10.B.i Description of Business

The following are the types of Investment contracts in-force:

•	Term certain payout annuities in Canada
•	Guaranteed Investment Contracts in Canada
•	Unit-linked products issued in the U.K. and Hong Kong
•	Non-unit-linked pensions contracts issued in the U.K. and Hong Kong

10.B.ii Method and Assumption Changes

Investment Contracts with Discretionary Participation Features

Investment contracts with DPF are measured using the same approach as insurance contracts.

Investment Contracts without Discretionary Participation Features

Investment contracts without DPF are measured at FVTPL if by doing so, a potential accounting mismatch is eliminated or significantly reduced or if the contract is managed on a fair value basis. Other investment contracts without DPF are measured at amortized cost.

The fair value liability is measured through the use of prospective discounted cash-flow techniques. For unit-linked contracts, the fair value liability is equal to the current unit fund value, plus additional non-unit liability amounts on a fair value basis if required. For non- unit-linked contracts, the fair value liability is equal to the present value of cash flows.

Amortized cost is measured at the date of initial recognition as the fair value of consideration received, less the net effect of principal payments such as transaction costs and front-end fees. At each reporting date, the amortized cost liability is measured as the present value of future cash flows discounted at the effective interest rate where the effective interest rate is the rate that equates the discounted cash flows to the liability at the date of initial recognition.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 143

10.B.iii Investment Contract Liabilities

Investment contract liabilities consist of the following:

As at December 31, 2018	SLF Canada	SLF Asia	Corporate	Total

Individual participating life	$–	$–	$6	$6

Individual non-participating life and health	–	254	3	257

Individual annuities	2,646	–	43	2,689

Group annuities	–	212	–	212

Total investment contract liabilities	$2,646	$466	$52	$3,164

Included in the Investment contract liabilities of $3,164 are liabilities of $515 for investment contracts with DPF, $2,646 for investment contracts without DPF measured at amortized cost, and $3 for investment contracts without DPF measured at fair value.

As at December 31, 2017	SLF Canada	SLF Asia	Corporate	Total

Individual participating life	$–	$–	$8	$8

Individual non-participating life and health	–	260	3	263

Individual annuities	2,517	–	48	2,565

Group annuities	–	246	–	246

Total investment contract liabilities	$2,517	$506	$59	$3,082

Included in the Investment contract liabilities of $3,082 are liabilities of $562 for investment contracts with DPF, $2,517 for investment contracts without DPF measured at amortized cost, and $3 for investment contracts without DPF measured at fair value.

10.B.iv Changes in Investment Contract Liabilities

Changes in investment contract liabilities without DPF are as follows:

For the years ended December 31,	2018		2017

	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost

Balance as at January 1	$3	$2,517	$3	$2,305

Deposits	–	483	–	470

Interest	–	53	–	47

Withdrawals	–	(420)	–	(322)

Fees	–	(8)	–	(5)

Other	–	21	–	19

Change in assumptions	–	–	–	3

Balance as at December 31	$3	$2,646	$3	$2,517

Changes in investment contract liabilities with DPF are as follows:

For the years ended December 31,	2018	2017
Balance as at January 1	$562	$605

Change in liabilities on in-force	(84)	(10)

Liabilities arising from new policies	–	1
Increase (decrease) in liabilities	(84)	(9)

Foreign exchange rate movements	37	(34)

Balance as at December 31	$515	$562

10.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

For the years ended December 31,	2018	2017

Maturities and surrenders	$2,609	$2,389

Annuity payments	1,876	1,849

Death and disability benefits	3,948	3,836

Health benefits	6,421	6,079

Policyholder dividends and interest on claims and deposits	1,132	1,200

Total gross claims and benefits paid	$15,986	$15,353

144 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

10.D Total Assets Supporting Liabilities and Equity

The following tables show the total assets supporting total liabilities for the product lines shown (including insurance contract and investment contract liabilities) and assets supporting equity and other:

As at December 31, 2018	Debt securities	Equity securities	Mortgages and loans	Investment properties	Other	Total

Individual participating life	$19,624	$2,557	$7,978	$4,736	$4,397	$39,292

Individual non-participating life and health	18,720	1,303	14,398	1,638	9,058	45,117

Group life and health	6,271	70	9,217	–	2,882	18,440

Individual annuities	11,918	49	5,769	–	959	18,695

Group annuities	6,448	35	6,298	–	822	13,603

Equity and other	11,462	620	3,162	783	17,591	33,618

Total assets	$74,443	$4,634	$46,822	$7,157	$35,709	$168,765

As at December 31, 2017	Debt securities	Equity securities	Mortgages and loans	Investment properties	Other	Total

Individual participating life	$18,855	$3,190	$7,458	$4,645	$4,508	$38,656

Individual non-participating life and health	18,560	1,720	12,360	1,348	8,702	42,690

Group life and health	6,003	73	8,799	–	2,667	17,542

Individual annuities	12,001	50	5,506	–	1,303	18,860

Group annuities	6,076	45	5,840	–	538	12,499

Equity and other	11,124	942	2,842	1,074	16,491	32,473

Total assets	$72,619	$6,020	$42,805	$7,067	$34,209	$162,720

10.E Role of the Appointed Actuary

The Appointed Actuary is appointed by the Board and is responsible for ensuring that the assumptions and methods used in the valuation of policy liabilities and reinsurance recoverables are in accordance with accepted actuarial practice in Canada, applicable legislation, and associated regulations or directives.

The Appointed Actuary is required to provide an opinion regarding the appropriateness of the policy liabilities net of reinsurance recoverables at the statement dates to meet all policy obligations of the Company. Examination of supporting data for accuracy and completeness and analysis of our assets for their ability to support the amount of policy liabilities net of reinsurance recoverables are important elements of the work required to form this opinion.

The Appointed Actuary is required each year to investigate the financial condition of the Company and prepare a report for the Board. The 2018 analysis tested our capital adequacy until December 31, 2022, under various adverse economic and business conditions. The Appointed Actuary reviews the calculation of our Life Insurance Capital Adequacy Test (“LICAT”) Ratios.

 11. Reinsurance

Reinsurance is used primarily to limit exposure to large losses. We have a retention policy that requires that such arrangements be placed with well-established, highly-rated reinsurers. Coverage is well-diversified and controls are in place to manage exposure to reinsurance counterparties. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

11.A Reinsurance Assets

Reinsurance assets are measured using the amounts and assumptions associated with the underlying insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance assets are comprised of the following:

As at December 31, 2018	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total

Individual participating life	$20	$10	$180	$–	$210

Individual non-participating life and health	(205)	1,076	36	21	928

Group life and health	358	1,848	2	–	2,208

Individual annuities	–	–	–	186	186

Group annuities	121	–	–	–	121

Reinsurance assets before other policy assets	294	2,934	218	207	3,653

Add: Other policy assets(2)	80	307	42	59	488

Total Reinsurance assets	$374	$3,241	$260	$266	$4,141

(1)	Primarily business from the U.K. and run-off reinsurance operations. Includes U.K. business of $21 for Individual non-participating life and health, and $47 for Individual annuities.
(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 145

As at December 31, 2017	SLF Canada	SLF U.S.(1)	SLF Asia(1)	Corporate(2)	Total

Individual participating life	$4	$(33)	$207	$–	$178

Individual non-participating life and health	129	809	73	22	1,033

Group life and health	342	1,626	2	–	1,970

Individual annuities	–	–	–	195	195

Group annuities	127	–	–	–	127

Reinsurance assets before other policy assets	602	2,402	282	217	3,503

Add: Other policy assets(3)	85	353	32	55	525

Total Reinsurance assets	$687	$2,755	$314	$272	$4,028

(1)	Balances in 2017 have been changed to conform with current year presentation as a result of the resegmentation described in Note 4.
(2)	Primarily business from the U.K. and run-off reinsurance operations. Includes U.K. business of $22 for Individual non-participating life and health, and $58 for Individual annuities.
(3)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

There was no impairment of Reinsurance assets in 2018 or 2017. Changes in Reinsurance assets are included in Note 10.A.iv.

11.B Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries are comprised of the following:

For the years ended December 31,	2018	2017

Recovered claims and benefits	$1,839	$3,704

Commissions	74	85

Reserve adjustments	25	224

Operating expenses and other	83	360

Reinsurance (expenses) recoveries	$2,021	$4,373

11.C Reinsurance Gains or Losses

We did not enter into reinsurance arrangements that resulted in profits on inception in 2018 or 2017.

 12. Other Liabilities

12.A Composition of Other Liabilities

Other liabilities consist of the following:

As at December 31,	2018	2017

Accounts payable	$2,045	$1,972

Bank overdrafts and cash pooling	104	140

Repurchase agreements (Note 5)	1,824	1,976

Accrued expenses and taxes	3,137	2,927

Borrowed funds(1)	188	227

Senior financing(2)	2,066	1,905

Accrued post-retirement benefit liability (Note 25)	651	710

Secured borrowings from mortgage securitization (Note 5)	1,453	1,355

Other	685	775

Total other liabilities	$12,153	$11,987

(1)	The change in Borrowed funds relates to net cash flow changes of $(40) in 2018 ($(45) in 2017) and foreign exchange rate movements of $1 in 2018 ($(2) in 2017).
(2)	The change in Senior financing relates to net cash flow changes of $nil in 2018 ($nil in 2017) and foreign exchange rate movements of $161 in 2018 ($(129) in 2017).

12.B Borrowed Funds

Borrowed funds include the following:

As at December 31,	Currency of borrowing	Maturity	2018	2017

Encumbrances on real estate	Cdn. dollars	Current – 2033	$177	$206

Encumbrances on real estate	U.S. dollars	Current – 2020	11	21

Total borrowed funds			$188	$227

Interest expense for the borrowed funds was $10 and $13 for 2018 and 2017. The aggregate maturities of borrowed funds are included in Note 6.

146 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

12.C Senior Financing

On November 8, 2007, a structured entity consolidated by us issued a US$1,000 variable principal floating rate certificate (the “Certificate”) to a financial institution (the “Lender”). At the same time, Sun Life Assurance Company of Canada-U.S. Operations Holdings, Inc. (“U.S. Holdings”), a subsidiary of SLF Inc., entered into an agreement with the Lender, pursuant to which U.S. Holdings will bear the ultimate obligation to repay the outstanding principal amount of the Certificate and be obligated to make quarterly interest payments at three-month LIBOR plus a fixed spread. SLF Inc. has fully guaranteed the obligation of U.S. Holdings. The structured entity issued additional certificates after the initial issuance, totaling to US$515, none of which were issued during 2018 and 2017. Total collateral posted per the financing agreement was US$nil as at December 31, 2018 (US$nil as at December 31, 2017).

The maximum capacity of this agreement is US$2,500. The agreement expires on November 8, 2037 and the maturity date may be extended annually for additional one-year periods upon the mutual agreement of the parties, provided such date is not beyond November 8, 2067. The agreement can be cancelled or unwound at the option of U.S. Holdings in whole or in part from time to time, or in whole under certain events.

For the year ended December 31, 2018, we recorded $57 of interest expense relating to this obligation ($36 in 2017). The fair value of the obligation is $1,879 ($1,776 in 2017). The fair value is determined by discounting the expected future cash flows using a current market interest rate adjusted by SLF Inc.’s credit spread and is categorized in Level 3 of the fair value hierarchy.

 13. Senior Debentures and Innovative Capital Instruments

13.A Senior Debentures(1)

The following obligations are included in Senior debentures as at December 31:

	Interest rate	Earliest par call or redemption date		Maturity	2018	2017

SLF Inc. senior debentures

Series D issued June 30, 2009(2)	5.70%	n/a		2019	$300	$300

Series E issued August 23, 2011(2)	4.57%	n/a		2021	299	299

Sun Life Assurance senior debentures(3)

Issued to Sun Life Capital Trust ("SLCT I")

Series B issued June 25, 2002	7.09%	June 30, 2032	(4)	2052	200	200

Issued to Sun Life Capital Trust II ("SLCT II")

Series C issued November 20, 2009(5)	6.06%	December 31, 2019	(6)	2108	500	500

Total senior debentures					$1,299	$1,299

Fair value					$1,390	$1,439

(1)	All senior debentures are unsecured.
(2)

Redeemable in whole or in part at any time prior to maturity at a price equal to the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.575% for the Series D debentures and 0.53% for the Series E debentures.

(3)	Redemption is subject to regulatory approval.
(4)

Redeemable in whole or in part on any interest payment date or in whole upon the occurrence of a Regulatory Event or Tax Event, as described in the debenture. Prior to June 30, 2032, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.32%; from June 30, 2032, the redemption price is par.

(5)	On December 31, 2019, and every fifth anniversary thereafter (“Interest Reset Date”), the interest rate will reset to an annual rate equal to the five-year Government of Canada bond yield plus 3.60%.
(6)

Redeemable in whole or in part. If redemption occurs on an Interest Reset Date, the redemption price is par; otherwise, it is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus (i) 0.65% if redemption occurs prior to December 31, 2019, or (ii) 1.30% if redemption occurs after December 31, 2019. Also redeemable in whole at par at any time upon the occurrence of a Regulatory Event or Tax Event, as described in the debenture.

Fair value is determined based on quoted market prices for identical or similar instruments. When quoted market prices are not available, fair value is determined from observable market data by dealers that are typically the market makers. The fair value is categorized in Level 2 of the fair value hierarchy.

Interest expense for senior debentures was $76 for 2018 and 2017, respectively.

The senior debentures issued by SLF Inc. are direct senior unsecured obligations and rank equally with other unsecured and unsubordinated indebtedness of SLF Inc.

13.B Innovative Capital Instruments

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities (“SLEECS”), which were issued by SLCT I and SLCT II (together “SL Capital Trusts”), established as trusts under the laws of Ontario. SLCT I issued Sun Life ExchangEable Capital Securities – Series B (“SLEECS B”), which are units representing an undivided beneficial ownership interest in the assets of that trust. SLEECS B are non-voting except in certain limited circumstances. Holders of the SLEECS B are eligible to receive semi-annual non- cumulative fixed cash distributions. SLCT II issued Sun Life ExchangEable Capital Securities – Series 2009-1 (“SLEECS 2009-1”), which are subordinated unsecured debt obligations. Holders of SLEECS 2009-1 are eligible to receive semi-annual interest payments. The proceeds of the issuances of SLEECS B and SLEECS 2009-1 were used by the SL Capital Trusts to purchase senior debentures of Sun Life Assurance. The SL Capital Trusts are not consolidated by us. As a result, the innovative capital instruments are not reported on our Consolidated Financial Statements. However, the senior debentures issued by Sun Life Assurance to the SL Capital Trusts are reported on our Consolidated Financial Statements.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 147

The SLEECS are structured to achieve Tier 1 regulatory capital treatment for SLF Inc. and Sun Life Assurance and, as such, have features of equity capital. No interest payments or distributions will be paid in cash by the SL Capital Trusts on the SLEECS if Sun Life Assurance fails to declare regular dividends (i) on its Class B Non-Cumulative Preferred Shares Series A, or (ii) on its public preferred shares, if any are outstanding (each, a “Missed Dividend Event”). In the case of the SLEECS 2009-1, if a Missed Dividend Event occurs or if an interest payment is not made in cash on the SLEECS 2009-1 for any reason, including at the election of Sun Life Assurance, holders of the SLEECS 2009-1 will be required to invest interest paid on the SLEECS 2009-1 in non-cumulative perpetual preferred shares of Sun Life Assurance. In the case of the SLEECS B, if a Missed Dividend Event occurs, the net distributable funds of SLCT I will be distributed to Sun Life Assurance as the holder of Special Trust Securities of that trust. If the SL Capital Trusts fail to pay in cash the semi-annual interest payments or distributions on the SLEECS in full for any reason other than a Missed Dividend Event, then, for a specified period of time, Sun Life Assurance will not declare dividends of any kind on any of its public preferred shares, and if no such public preferred shares are outstanding, SLF Inc. will not declare dividends of any kind on any of its preferred shares or common shares.

Each SLEECS B unit and each one thousand dollars principal amount of SLEECS 2009-1 will be automatically exchanged for 40 non- cumulative perpetual preferred shares of Sun Life Assurance if any one of the following events occurs: (i) proceedings are commenced or an order is made for the winding-up of Sun Life Assurance; (ii) OSFI takes control of Sun Life Assurance or its assets; (iii) Sun Life Assurance’s capital ratios fall below applicable thresholds; or (iv) OSFI directs Sun Life Assurance to increase its capital or provide additional liquidity and Sun Life Assurance either fails to comply with such direction or elects to have the SLEECS automatically exchanged (“Automatic Exchange Event”). Upon an Automatic Exchange Event, former holders of the SLEECS will cease to have any claim or entitlement to distributions, interest or principal against the issuing SL Capital Trusts and will rank as preferred shareholders of Sun Life Assurance in a liquidation of Sun Life Assurance.

According to OSFI guidelines, innovative capital instruments can comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2B capital. As at December 31, 2018, for regulatory capital purposes of Sun Life Assurance, $699 (2017 – $699) represented Tier 1 capital.

The table below presents additional significant terms and conditions of the SLEECS:

Issuer	Issuance date	Distribution or interest payment dates	Annual yield		Redemption date at the issuer’s option	Conversion date at the holder’s option	Principal amount
Sun Life Capital Trust(1)(2)(3)(4)	June 25, 2002	June 30, December 31	7.093%		June 30, 2007	Any time	$200
SLEECS B
Sun Life Capital Trust II(1)(2)
SLEECS 2009-1	November 20, 2009	June 30, December 31	5.863%	(5)	December 31, 2014	No conversion option	500

Total							$700

(1)

Subject to regulatory approval, the SL Capital Trusts may (i) redeem any outstanding SLEECS, in whole or in part, on the redemption date specified above or on any distribution date thereafter, or in the case of SLCT II, on any date thereafter, and (ii) may redeem all, but not part of any class of SLEECS upon occurrence of a Regulatory Event or a Tax Event, prior to the redemption date specified above.

(2)

The SLEECS B may be redeemed for cash equivalent to (i) the greater of the Early Redemption Price or the Redemption Price if the redemption occurs prior to June 30, 2032 or (ii) the Redemption Price if the redemption occurs on or after June 30, 2032. Redemption Price is equal to one thousand dollars plus the unpaid distributions, other than unpaid distributions resulting from a Missed Dividend Event, to the redemption date. Early Redemption Price for the SLEECS B is the price calculated to provide an annual yield, equal to the yield of a Government of Canada bond issued on the redemption date that has a maturity date of June 30, 2032, plus 32 basis points, plus the unpaid distributions, other than unpaid distributions resulting from a Missed Dividend Event, to the redemption date. The SLEECS 2009-1 may be redeemed for cash equivalent to, on any day that is not an Interest Reset Date, accrued and unpaid interest on the SLEECS 2009-1 plus the greater of par and a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on the next Interest Reset Date plus (i) 0.60% if the redemption date is prior to December 31, 2019 or (ii) 1.20% if the redemption date is any time after December 31, 2019. On an Interest Reset Date, the redemption price is equal to par plus accrued and unpaid interest on the SLEECS 2009-1.

(3)

The non-cumulative perpetual preferred shares of Sun Life Assurance issued upon an Automatic Exchange Event in respect of the SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after December 31, 2032.

(4)

Holders of SLEECS B may exchange, at any time, all or part of their SLEECS B units for non-cumulative perpetual preferred shares of Sun Life Assurance at an exchange rate for each SLEECS of 40 non-cumulative perpetual preferred shares of Sun Life Assurance. SLCT I will have the right, at any time before the exchange is completed, to arrange for a substituted purchaser to purchase SLEECS tendered for surrender to SLCT I so long as the holder of the SLEECS so tendered has not withheld consent to the purchase of its SLEECS. Any non-cumulative perpetual preferred shares issued in respect of an exchange by the holders of SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after December 31, 2032.

(5)

Holders of SLEECS 2009-1 are eligible to receive semi-annual interest payments at a fixed rate until December 31, 2019. The interest rate on the SLEECS 2009-1 will reset on December 31, 2019 and every fifth anniversary thereafter to equal the five-year Government of Canada bond yield plus 3.40%.

148 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

  14. Subordinated Debt

The following obligations are included in Subordinated debt as at December 31, and qualify as capital for Canadian regulatory purposes:

	Interest rate	Earliest par call or redemption date(1)		Maturity	2018	2017

Sun Life Assurance:

Issued May 15, 1998(2)	6.30%	n/a		2028	$150	$150

Sun Life Financial Inc.:

Issued May 29, 2007(3)	5.40%	May 29, 2037	(4)	2042	398	398

Issued January 30, 2008(5)	5.59%	January 30, 2018	(5)	2023	–	400

Issued March 2, 2012(6)	4.38%	March 2, 2017	(6)	2022	–	–

Issued May 13, 2014(7)	2.77%	May 13, 2019		2024	250	249

Issued September 25, 2015(8)	2.60%	September 25, 2020		2025	499	498

Issued February 19, 2016(9)	3.10%	February 19, 2021		2026	349	349

Issued September 19, 2016(10)	3.05%	September 19, 2023	(4)	2028	995	995

Issued November 23, 2017(11)	2.75%	November 23, 2022		2027	398	398

Total subordinated debt					$3,039	$3,437

Fair value					$3,129	$3,583

(1)

The debentures issued by SLF Inc. in 2007 are redeemable at any time and the debentures issued by SLF Inc. in 2014, 2015, 2016, and 2017 are redeemable on or after the date specified. From the date noted, the redemption price is par and redemption may only occur on a scheduled interest payment date. Redemption of all subordinated debentures is subject to regulatory approval.

(2)

6.30% Debentures, Series 2, due 2028, issued by The Mutual Life Assurance Company of Canada, which subsequently changed its name to Clarica Life Insurance Company (“Clarica”) and was amalgamated with Sun Life Assurance. These debentures are redeemable at any time. Prior to May 15, 2028, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.16%.

(3)

Series 2007-1 Subordinated Unsecured 5.40% Fixed/Floating Debentures due 2042. From May 29, 2037, interest is payable at 1.00% over Canadian dollar offered rate for three-month bankers’ acceptances (“CDOR”).

(4)

For redemption of the 2007 debentures prior to the date noted, and for redemptions of the September 19, 2016 debentures between September 19, 2021 and September 19, 2023, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.25% for the 2007 debentures and 0.52% for the September 19, 2016 debentures.

(5)

Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures due 2023. On January 30, 2018, SLF Inc. redeemed all of the outstanding $400 principal amount of these debentures at a redemption price equal to the principal amount together with accrued and unpaid interest.

(6)

Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating Debentures due 2022. On March 2, 2017, SLF Inc. redeemed all of the outstanding $800 principal amount of these debentures at a redemption price equal to the principal amount together with accrued and unpaid interest.

(7)	Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures due 2024. From May 13, 2019, interest is payable at 0.75% over CDOR.
(8)	Series 2015-1 Subordinated Unsecured 2.60% Fixed/Floating Debentures due 2025. From September 25, 2020, interest is payable at 1.43% over CDOR.
(9)	Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures due 2026. From February 19, 2021, interest is payable at 2.20% over CDOR.
(10)	Series 2016-2 Subordinated Unsecured 3.05% Fixed/Floating Debentures due 2028. From September 19, 2023, interest is payable at 1.85% over CDOR.
(11)	Series 2017-1 Subordinated Unsecured 2.75% Fixed/Floating Debentures due 2027. From November 23, 2022, interest is payable at 0.74% over CDOR.

Fair value is determined based on quoted market prices for identical or similar instruments. When quoted market prices are not available, fair value is determined from observable market data by dealers that are typically the market makers. The fair value is categorized in Level 2 of the fair value hierarchy.

Interest expense on subordinated debt was $105 and $122 for 2018 and 2017, respectively.

 15. Share Capital

The authorized share capital of SLF Inc. consists of the following:

•

An unlimited number of common shares without nominal or par value. Each common share is entitled to one vote at meetings of the shareholders of SLF Inc. There are no pre-emptive, redemption, purchase, or conversion rights attached to the common shares.

•

An unlimited number of Class A and Class B non-voting shares, issuable in series. The Board is authorized before issuing the shares, to fix the number, the consideration per share, the designation of, and the rights and restrictions of the Class A and Class B shares of each series, subject to the special rights and restrictions attached to all the Class A and Class B shares. The Board has authorized 13 series of Class A non-voting preferred shares, 10 of which are outstanding.

The common and preferred shares of SLF Inc. qualify as capital for Canadian regulatory purposes. See Note 21.

Dividends and Restrictions on the Payment of Dividends

Under the Insurance Companies Act (Canada), SLF Inc. and Sun Life Assurance are each prohibited from declaring or paying a dividend on any of its shares if there are reasonable grounds for believing that it is, or by paying the dividend would be, in contravention of: (i) the requirement that it maintains adequate capital and adequate and appropriate forms of liquidity, (ii) any regulations under the Insurance Companies Act (Canada) in relation to capital and liquidity, and (iii) any order by which OSFI directs it to increase its capital or provide additional liquidity.

SLF Inc. and Sun Life Assurance have each covenanted that, if a distribution is not paid when due on any outstanding SLEECS issued by the SL Capital Trusts, then (i) Sun Life Assurance will not pay dividends on its public preferred shares, if any are outstanding, and

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 149

(ii) if Sun Life Assurance does not have any public preferred shares outstanding, then SLF Inc. will not pay dividends on its preferred shares or common shares, in each case, until the 12th month (in the case of the SLEECS issued by SLCT I) or 6th month (in the case of SLEECS issued by SLCT II) following the failure to pay the required distribution in full, unless the required distribution is paid to the holders of SLEECS. Public preferred shares means preferred shares issued by Sun Life Assurance which: (a) have been issued to the public (excluding any preferred shares held beneficially by affiliates of Sun Life Assurance); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200. As at December 31, 2018, Sun Life Assurance did not have outstanding any shares that qualify as public preferred shares.

The terms of SLF Inc.’s outstanding preferred shares provide that for so long as Sun Life Assurance is a subsidiary of SLF Inc., no dividends on such preferred shares are to be declared or paid if Sun Life Assurance’s minimum regulatory capital ratio falls below the applicable threshold.

In addition, under the terms of SLF Inc.’s outstanding preferred shares, SLF Inc. cannot pay dividends on its common shares without the approval of the holders of those preferred shares unless all dividends on the preferred shares for the last completed period for which dividends are payable have been declared and paid or set apart for payment.

Currently, the above limitations do not restrict the payment of dividends on SLF Inc.’s preferred or common shares.

The declaration and payment of dividends on SLF Inc.’s shares are at the sole discretion of the Board of Directors and will be dependent upon our earnings, financial condition and capital requirements. Dividends may be adjusted or eliminated at the discretion of the Board on the basis of these or other considerations.

15.A Common Shares

The changes in common shares issued and outstanding for the years ended December 31 were as follows:

	2018			2017
Common shares (in millions of shares)	Number of shares		Amount	Number of shares	Amount

Balance, January 1	610.5		$8,582	613.6	$8,614

Stock options exercised (Note 19)	0.4		16	0.4	18

Common shares purchased for cancellation(1)	(12.5	)(2)	(183)	(3.5)	(50)

Common shares issued as consideration for business acquisition	0.1		4	–	–

Balance, December 31	598.5		$8,419	610.5	$8,582

(1)

On August 14, 2018 and August 14, 2017, SLF Inc. launched normal course issuer bids to purchase and cancel up to 14 million common shares of SLF Inc. (“commons shares”) between August 14, 2018 and August 13, 2019 (the “2018 NCIB”) and 11.5 million common shares between August 14, 2017 and August 13, 2018, respectively. Common shares purchased for cancellation are purchased through the facilities of the Toronto Stock Exchange, other Canadian stock exchanges, and/or alternative Canadian trading platforms, at prevailing market rates, or by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities at a discount to the prevailing market price. On December 10, 2018, in connection with the 2018 NCIB, SLF Inc. implemented an automatic repurchase plan with its designated broker in order to facilitate purchases of common shares. Under the automatic repurchase plan, SLF Inc.’s designated broker may purchase common shares pursuant to the 2018 NCIB at times when SLF Inc. ordinarily would not be active in the market due to regulatory restrictions or self-imposed blackout periods. In 2018, SLF Inc. purchased and cancelled approximately 12.5 million common shares at an average price per share of $50.83 for a total amount of $635 under these programs. An additional 0.1 million common shares were purchased in 2018 and cancelled in 2019 at an average price of $44.91 for a total amount of $6 under the 2018 NCIB. The total amount paid to purchase the shares is allocated to Common shares and Retained earnings in our Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.

(2)

1.1 million shares were purchased pursuant to a third-party share repurchase program under an issuer bid exemption order at a discount to the prevailing market price of the common shares on the Toronto Stock Exchange.

150 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

15.B Preferred Shares

The were no changes in preferred shares issued and outstanding for the years ended December 31, 2018 and December 31, 2017.

Further information on the preferred shares outstanding as at December 31, 2018, is as follows:

Class A Preferred shares (in millions of shares)	Issue date	Annual dividend rate		Annual dividend per share		Earliest par call or redemption date(1)		Number of shares	Face amount	Net amount(2)

Series 1	February 25, 2005	4.75%		$1.19		Any time		16.0	$400	$394

Series 2	July 15, 2005	4.80%		$1.20		Any time		13.0	325	318

Series 3	January 13, 2006	4.45%		$1.11		Any time		10.0	250	245

Series 4	October 10, 2006	4.45%		$1.11		Any time		12.0	300	293

Series 5	February 2, 2007	4.50%		$1.13		Any time		10.0	250	245

Series 8R(3)	May 25, 2010	2.275%	(3)	$0.57		June 30, 2020	(4)	5.2	130	127

Series 9QR(6)	June 30, 2015	Floating	(5)	Floating		June 30, 2020	(7)	6.0	150	147

Series 10R(3)	August 12, 2011	2.842%	(3)	$0.71	(8)	September 30, 2021	(4)	6.9	173	169

Series 11QR(6)	September 30, 2016	Floating	(5)	Floating		September 30, 2021	(7)	1.1	27	26

Series 12R(3)	November 10, 2011	3.806%	(3)	$0.95	(8)	December 31, 2021	(4)	12.0	300	293

Total preferred shares								92.2	$2,305	$2,257

(1)	Redemption of all preferred shares is subject to regulatory approval.
(2)	Net of after-tax issuance costs.
(3)

On the earliest redemption date and every five years thereafter, the dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus a spread specified for each series. The specified spread for Class A shares is: Series 8R – 1.41%, Series 10R – 2.17% and Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 12R (“Series 12R Shares”) – 2.73%. On the earliest redemption date and every five years thereafter, holders will have the right, at their option, to convert their shares into the series that is one number higher than their existing series.

(4)	Redeemable on the redemption date and every five years thereafter, in whole or in part, at $25.00 per share.
(5)

Holders are entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus a spread specified for each series. The specified spread for Class A shares is: Series 9QR – 1.41% and Series 11QR – 2.17%.

(6)

On the earliest redemption date and every five years thereafter, holders will have the right, at their option, to convert those shares into the series that is one number lower than their existing series.

(7)	Redeemable on the redemption date and every five years thereafter, in whole or in part, at $25.00 per share, and on any other date at $25.50 per share.
(8)	The annual dividend per share in the table above is the amount paid per share in 2018.

 16. Interests in Other Entities

16.A Subsidiaries

Our principal subsidiaries are Sun Life Assurance and Sun Life Global Investments Inc. Sun Life Assurance is our principal operating insurance company and holds our insurance operations in Canada, the U.S., the U.K., the Philippines, Hong Kong, Indonesia and Vietnam. These insurance operations are operated directly by Sun Life Assurance or through other subsidiaries. Sun Life Global Investments Inc. is a non-operating holding company that holds our asset management businesses, including Massachusetts Financial Services Company and the group of companies under SLIM.

We are required to comply with various regulatory capital and solvency requirements in the jurisdictions in which we operate that may restrict our ability to access or use the assets of the group and to pay dividends. Further details on these restrictions are included in Notes 15 and 21.

16.B Joint Ventures and Associates

We have interests in various joint ventures and associates that principally operate in India, Malaysia, China, and the Philippines. We also have interests in joint ventures related to certain real estate investments in Canada. Our interests in these joint ventures and associates range from 24.99% to 50%. The following table summarizes, in aggregate, the financial information of these joint ventures and associates:

As at or for the years ended December 31,	2018	2017

Carrying amount of interests in joint ventures and associates	$1,500	$1,369
Our share of:

Net income (loss)	91	67

Other comprehensive income (loss)	7	(31)

Total comprehensive income (loss)	$98	$36

In 2018, we increased our investment in our joint ventures and associates by $64 ($121 in 2017), primarily in Asia.

During 2018, we received dividends from our joint ventures and associates of $34 ($36 in 2017). We also incurred rental expenses of $16 ($9 in 2017) related to leases with our joint ventures and associates, with the remaining future rental payments payable to our joint ventures and associates totaling $228 over 14 years.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 151

16.C Joint Operations

We invest jointly in investment properties and owner-occupied properties which are co-managed under contractual relationships with the other investors. We share in the revenues and expenses generated by these properties in proportion to our investment. The carrying amount of these jointly controlled assets, which is included in Investment properties and in Other Assets for owner-occupied properties, is $1,223 as at December 31, 2018 ($1,205 as at December 31, 2017). The fair value of these jointly controlled assets is $1,307 as at December 31, 2018 ($1,293 as at December 31, 2017).

16.D Unconsolidated Structured Entities

SLF Inc. and its subsidiaries have interests in various structured entities that are not consolidated by us. A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. We have an interest in a structured entity when we have a contractual or non-contractual involvement that exposes us to variable returns from the performance of the entity. Our interest includes investments held in securities or units issued by these entities and fees earned from management of the assets within these entities.

Information on our interests in unconsolidated structured entities is as follows:

As at December 31,			2018		2017
Type of structured entity	Type of investment held	Consolidated Statements of Financial Position line item	Carrying amount	Maximum exposure to loss(1)	Carrying amount	Maximum exposure to loss(1)

Securitization entities – third-party managed	Debt securities	Debt securities	$7,366	$7,366	$5,899	$5,899

Securitization entities – third-party managed	Short-term securities	Cash, cash equivalents and short-term securities	$430	$430	$725	$725

Investment funds – third-party managed	Investment fund units	Equity securities	$3,439	$3,439	$4,877	$4,877

Investment funds – company managed(2)	Investment fund units and Limited partnership units	Equity securities and Other invested assets	$1,705	$1,705	$1,455	$1,455

Limited partnerships – third-party managed	Limited partnership units	Other invested assets	$1,557	$1,557	$1,258	$1,258

(1)	The maximum exposure to loss is the maximum loss that we could record through comprehensive income as a result of our involvement with these entities.
(2)	Includes investments in funds managed by our joint ventures with a carrying amount of $213 ($245 in 2017).

16.D.i Securitization Entities

Securitization entities are structured entities that are generally financed primarily through the issuance of debt securities that are backed by a pool of assets, such as mortgages or loans.

Third-Party Managed

Our investments in third-party managed securitization entities consist of asset-backed securities, such as commercial mortgage-backed securities, residential mortgage-backed securities, collateralized debt obligations (“CDOs”), and commercial paper. These securities are generally large-issue debt securities designed to transform the cash flows from a specific pool of underlying assets into tranches providing various risk exposures for investment purposes. We do not provide financial or other support to these entities other than our original investment and therefore our maximum exposure to loss on these investments is limited to the carrying amount of our investment. We do not have control over these investments since we do not have power to direct the relevant activities of these entities, regardless of the level of our investment.

Company Managed

We provide collateral management services to various securitization entities, primarily CDOs, from which we earn a fee for our services. The financial support provided to these entities is limited to the carrying amount of our investment in these entities. We provide no guarantees or other contingent support to these entities. We have not consolidated these entities since we do not have significant variability from our interests in these entities and we do not have any investment in these entities.

16.D.ii Investment Funds and Limited Partnerships

Investment funds and limited partnerships are investment vehicles that consist of a pool of funds collected from a group of investors for the purpose of investing in assets such as money market instruments, debt securities, equity securities, real estate, and other similar assets. The preceding table includes our investments in all investment funds, including mutual funds, exchange-traded funds, and segregated funds, and our investments in certain limited partnerships. Some of these investment funds and limited partnerships are structured entities. For all investment funds and limited partnerships, our maximum exposure to loss is equivalent to the carrying amount of our investment in the fund or partnership. Investment funds and limited partnerships are generally financed through the issuance of investment fund units or limited partnership units.

Third-Party Managed

We hold units in investment funds and limited partnerships managed by third-party asset managers. Our investments in fund units and limited partnership units generally give us an undivided interest in the investment performance of a portfolio of underlying assets managed or tracked to a specific investment mandate for investment purposes. We do not have control over investment funds or limited partnerships that are structured entities since we do not have power to direct their relevant activities.

152 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

Company Managed

We hold units in Company managed investment funds and limited partnerships. We generally have power over Company managed investment funds and limited partnerships that are structured entities since we have power to direct the relevant activities of the funds and limited partnerships. However, we have not consolidated these funds and limited partnerships since we do not have significant variability from our interests in these funds and limited partnerships. We earn management fees from the management of these investment funds and limited partnerships that are commensurate with the services provided and are reported in Fee income.

Management fees are generally based on the value of the assets under management. Therefore, the fees earned are impacted by the composition of the assets under management and fluctuations in financial markets. The fee income earned is included in Fund management and other asset based fees in Note 17. We also hold units in investment funds and limited partnerships managed by our joint ventures. Our share of the management fees earned is included as part of the Net income (loss) reported in Note 16.B.

16.E Consolidated Structured Entities

A significant structured entity consolidated by us is the entity that issued the senior financing that is described in more detail in Note 12.C. We also consolidate certain investment funds managed by Sun Life Institutional Investments (Canada) Inc. that invest primarily in mortgages and investment properties.

 17. Fee Income

Fee income for the years ended December 31 consists of the following:

	2018	2017(1)

Fee income from insurance contracts	$968	$894

Fee income from service contracts:

Distribution fees	829	867

Fund management and other asset-based fees	3,444	3,423

Administrative service and other fees	725	658

Total fee income	$5,966	$5,842

(1)	Balances in 2017 have been changed to conform with current year presentation as a result of the adoption of IFRS 15 described in Note 2.

Distribution fees and Fund management and other asset-based fees are primarily earned in the SLF Asset Management segment. Administrative service and other fees are primarily earned in the SLF Canada segment. The fee income by reportable segment is presented in Note 4.

 18. Operating Expenses

Operating expenses for the years ended December 31 consist of the following:

	2018	2017

Employee expenses(1)	$3,707	$3,672

Premises and equipment	268	263

Capital asset depreciation	107	97

Service fees	870	799

Amortization of intangible assets (Note 9)	119	112

Other expenses(2)	1,361	1,467

Total operating expenses	$6,432	$6,410

(1)	See table below for further details.
(2)	Includes restructuring costs of $60 recorded in 2017 for the Company’s plan to enhance business processes and organizational structures and capabilities.

Employee expenses for the years ended December 31 consist of the following:

	2018	2017

Salaries, bonus, employee benefits	$3,322	$3,155

Share-based payments (Note 19)	346	476

Other personnel costs	39	41

Total employee expenses	$3,707	$3,672

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 153

 19. Share-Based Payments

19.A Stock Option Plans

SLF Inc. has granted stock options to eligible employees under the Executive Stock Option Plan. These options are granted at the closing price of the common shares on the Toronto Stock Exchange (“TSX”) on the grant date for stock options granted after January 1, 2007. The options granted under the stock option plans vest over a four-year period. All options have a maximum exercise period of 10 years. The maximum numbers of common shares that may be issued under the Executive Stock Option Plan are 29,525,000 shares.

The activities in the stock option plans for the years ended December 31 are as follows:

	2018		2017
	Number of stock options (thousands)	Weighted average exercise price	Number of stock options (thousands)	Weighted average exercise price

Balance, January 1,	3,008	$33.88	3,397	$34.19

Granted	517	$53.96	369	$48.20

Exercised	(399)	$34.57	(437)	$34.70

Forfeited	(25)	$43.79	(4)	$47.96

Expired	–	$–	(317)	$52.54

Balance, December 31,	3,101	$37.06	3,008	$33.88

Exercisable, December 31,	2,041	$30.97	2,071	$29.76

The average share price at the date of exercise of stock options for the year ended December 31, 2018 was $53.28 ($49.98 for 2017).

Compensation expense for stock options was $3 for the year ended December 31, 2018 ($3 for 2017).

The stock options outstanding as at December 31, 2018, by exercise price, are as follows:

Range of exercise prices	Number of stock options (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price

$18.00 to $24.00	624	2.63	$21.28

$24.01 to $30.00	350	3.74	$27.79

$30.01 to $35.00	308	1.82	$31.11

$35.01 to $45.00	949	6.23	$39.45

$45.01 to $53.96	870	8.75	$51.62

Total stock options	3,101	5.49	$37.06

The weighted average fair values of the stock options, calculated using the Black-Scholes option pricing model, granted during the year ended December 31, 2018 was $7.00 ($9.41 for 2017). The Black-Scholes option pricing model used the following assumptions to determine the fair value of options granted during the years ending December 31:

Weighted average assumptions	2018	2017

Risk-free interest rate	2.2%	1.3%

Expected volatility	21.3%	31.7%

Expected dividend yield	4%	4%

Expected life of the option (in years)	6.3	6.3

Exercise price	$53.96	$48.20

Expected volatility is based on historical volatility of the common shares, implied volatilities from traded options on the common shares, and other factors. The expected term of options granted is derived based on historical employee exercise behaviour and employee termination experience. The risk-free rate for periods within the expected term of the option is based on the Canadian government bond yield curve in effect at the time of grant.

19.B Employee Share Ownership Plan

In Canada, we match eligible employees’ contributions to the Sun Life Financial Employee Stock Plan. Employees may elect to contribute from 1% to 20% of their target annual compensation to the Sun Life Financial Employee Stock Plan. Under this plan the match is provided for employees who have met one year of employment eligibility and is equal to 50% of the employee’s contributions up to 5% of an employee’s annual compensation. The match is further capped by a one thousand five hundred dollar annual maximum. Our contributions vest immediately and are expensed. We recorded an expense of $8 for the year ended December 31, 2018 ($7 for 2017).

154 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

19.C Other Share-Based Payment Plans

All other share-based payment plans use notional units that are valued based on the common share price on the TSX. Any fluctuation in the common share price changes the value of the units, which affects our share-based payment compensation expense. Upon redemption of these units, payments are made to the employees with a corresponding reduction in the accrued liability. We use equity swaps and forwards to hedge our exposure to variations in cash flows due to changes in the common share price for all of these plans.

Details of these plans are as follows:

Senior Executives’ Deferred Share Unit (“DSU”) Plan: Under the DSU plan, designated executives may elect to receive all or a portion of their annual incentive award in the form of DSUs. Each DSU is equivalent in value to one common share and earns dividend equivalents in the form of additional DSUs at the same rate as the dividends on common shares. The designated executives must elect to participate in the plan prior to the beginning of the plan year and this election is irrevocable. Awards generally vest immediately; however, participants are not permitted to redeem the DSUs until after termination, death, or retirement. The value at the time of redemption will be based on the fair value of the common shares immediately before their redemption.

Sun Share Unit (“Sun Share”) Plan: Under the Sun Share plan, participants are granted units that are equivalent in value to one common share and have a grant price equal to the average of the closing price of a common share on the TSX on the five trading days immediately prior to the date of grant. Participants generally hold units for up to 36 months from the date of grant. The units earn dividend equivalents in the form of additional units at the same rate as the dividends on common shares. Units may vest or become payable if we meet specified threshold performance targets. The plan provides for performance factors to motivate participants to achieve a higher return for shareholders (performance factors are determined through a multiplier that can be as low as zero or as high as two times the number of units that vest). Payments to participants are based on the number of units vested multiplied by the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date.

Additional information for other share-based payment plans: The units outstanding under these plans and the liabilities recognized for these units in our Consolidated Statements of Financial Position are summarized in the following table:

Number of units (in thousands)	Sun Shares	DSUs	Total

Units outstanding December 31, 2018	5,967	854	6,821

Units outstanding December 31, 2017	6,507	1,040	7,547

Liability accrued as at December 31, 2018	$200	$35	$235

Liability accrued as at December 31, 2017	$250	$50	$300

Compensation expense and the income tax expense (benefit) for other share-based payment plans for the years ended December 31 are shown in the following table. Since expenses for the DSUs are accrued as part of incentive compensation in the year awarded, the expenses below do not include these accruals. The expenses presented in the following table include increases in the liabilities for Sun Shares and DSUs due to changes in the fair value of the common shares and the accruals of the Sun Shares liabilities over the vesting period, and exclude any adjustment in expenses due to the impact of hedging.

For the years ended December 31,	2018	2017

Compensation expense	$87	$125

Income tax expense (benefit)	$(21)	$(32)

19.D Share-Based Payment Plans of MFS

Share-based payment awards within MFS are based on their own shares. Restricted share awards and stock option awards are settled in MFS shares and restricted stock unit awards are settled in cash. Restricted share awards, restricted stock unit awards, and stock option awards generally vest over a four-year period and continued employment is generally the only service requirement for these awards. Holders of restricted share awards and restricted stock unit awards are entitled to receive non-forfeitable dividend equivalent payments during the vesting period at the same rate as the dividends on MFS’s shares.

Although restricted share awards and stock option awards are settled in shares, all of the MFS share-based awards, including outstanding MFS shares, are accounted for as cash-settled share-based payment awards due to the fact that MFS has a practice of repurchasing its outstanding shares after a specified holding period. The fair value of stock option awards is determined using the Black-Scholes option pricing model, while the fair value of restricted share awards, restricted stock unit awards, and outstanding MFS shares are estimated using a market consistent share valuation model. The amount of periodic compensation expense recognized is impacted by grants of new awards, vesting, exercise, and forfeiture of unvested awards, share repurchases, changes in fair value of awards, and outstanding MFS shares. The total liability accrued attributable to all MFS share-based payment plans as at December 31, 2018 was $831 ($844 as at December 31, 2017) which includes a liability of $677 (US$496) for the stock options, restricted shares, and outstanding MFS shares.

Compensation expense and the income tax expense (benefit) for these awards for the years ended December 31 are shown in the following table:

For the years ended December 31,	2018	2017

Compensation expense	$248	$341

Income tax expense (benefit)	$(49)	$(85)

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 155

 20. Income Taxes

20.A Deferred Income Taxes

The following represents the deferred tax assets and liabilities in the Consolidated Statements of Financial Position by source of temporary differences:

As at December 31,	2018		2017
	Assets(1)	Liabilities(1)	Assets(1)	Liabilities(1)

Investments	$(738)	$8	$(841)	$116

Policy liabilities(2)	1,116	379	1,218	322

Deferred acquisition costs	95	(1)	84	7

Losses available for carry forward	600	(48)	543	(6)

Pension and other employee benefits	183	(136)	201	(150)

Other(3)	(47)	120	90	114

Total	$1,209	$322	$1,295	$403

Total net deferred tax asset	$887		$892

(1)

Our deferred tax assets and deferred tax liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes relate to the same taxable entity and the same taxation authority. Negative amounts reported under Assets are deferred tax liabilities included in a net deferred tax asset position; negative amounts under Liabilities are deferred tax assets included in a net deferred tax liability position.

(2)	Consists of Insurance contract liabilities and Investment contract liabilities net of Reinsurance assets.
(3)	Includes unused tax credits.

The movement in net deferred tax assets for the years ended December 31, are as follows:

	Investments	Policy liabilities(1)	Deferred acquisition costs	Losses available for carry forward	Pension and other employee benefits	Other(2)	Total

As at December 31, 2017	$(957)	$896	$77	$549	$351	$(24)	$892

Charged to statement of operations	195	(170)	6	107	(26)	(149)	(37)

Charged to other comprehensive income	45	–	–	(13)	(17)	9	24

Charged to equity, other than other comprehensive income	–	–	6	–	–	3	9

Foreign exchange rate movements	(29)	11	7	5	11	(6)	(1)

As at December 31, 2018	$(746)	$737	$96	$648	$319	$(167)	$887

(1)	Consists of Insurance contract liabilities and Investment contract liabilities net of Reinsurance assets.
(2)	Includes unused tax credits.

	Investments	Policy liabilities(1)	Deferred acquisition costs	Losses available for carry forward	Pension and other employee benefits	Other(2)	Total

As at December 31, 2016	$(1,064)	$517	$171	$513	$410	$214	$761

Acquisitions (disposals) through business combinations	–	–	–	–	–	(10)	(10)

Charged to statement of operations	132	388	(74)	43	(66)	(209)	214

Charged to other comprehensive income	(73)	–	–	(9)	22	(4)	(64)

Foreign exchange rate movements	48	(9)	(20)	2	(15)	(15)	(9)

As at December 31, 2017	$(957)	$896	$77	$549	$351	$(24)	$892

(1)	Consists of Insurance contract liabilities and Investment contract liabilities net of Reinsurance assets.
(2)	Includes unused tax credits.

We have accumulated non-capital tax losses, primarily in Canada, the Philippines, and the U.K., totaling $3,245 ($2,662 in 2017). The benefit of these tax losses has been recognized to the extent that it is probable that the benefit will be realized. In addition, in the U.S., we have, net capital losses of $30 ($26 in 2017) for which a deferred tax asset of $6 ($6 in 2017) has been recognized. Unused tax losses for which a deferred tax asset has not been recognized amount to $702 as of December 31, 2018 ($511 in 2017) primarily in the Philippines and Indonesia. We also have capital losses of $460 in the U.K. ($449 in 2017) and $176 in Canada ($176 in 2017) for which a deferred tax asset of $102 ($100 in 2017) has not been recognized.

156 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

We will realize the benefit of tax losses carried forward in future years through a reduction in current income taxes as and when the losses are utilized. These tax losses are subject to examination by various tax authorities and could be reduced as a result of the adjustments to tax returns. Furthermore, legislative, business or other changes may limit our ability to utilize these losses.

Included in the deferred tax asset related to losses available for carry forward are tax benefits that have been recognized on losses incurred in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits, we rely on projections of future taxable profits, and we also consider tax planning opportunities that will create taxable income in the period in which the unused tax losses can be utilized.

The non-capital losses carried forward in Canada expire beginning in 2028 and the capital losses can be carried forward indefinitely. The operating and capital losses in the U.K. can be carried forward indefinitely. The non-capital losses in the Philippines can be carried forward three years, and the non-capital losses in Indonesia can be carried forward five years. Net capital losses in the U.S. expire beginning in 2021.

We recognize a deferred tax liability on all temporary differences associated with investments in subsidiaries, branches, joint ventures and associates unless we are able to control the timing of the reversal of these differences and it is probable that these differences will not reverse in the foreseeable future. As at December 31, 2018, temporary differences associated with investments in subsidiaries, branches, joint ventures and associates for which a deferred tax liability has not been recognized amount to $5,723 ($5,611 in 2017).

20.B Income Tax Expense (Benefit)

20.B.i  In our Consolidated Statements of Operations, Income tax expense (benefit) for the years ended December 31 has the following components:

	2018	2017

Current income tax expense (benefit):

Current year	$561	$445

Adjustments in respect of prior years, including resolution of tax disputes	(1)	25

Tax rate and other legislative changes	–	46

Total current income tax expense (benefit)	560	516

Deferred income tax expense (benefit):

Origination and reversal of temporary differences	42	(151)

Tax expense (benefit) arising from unrecognized tax losses	4	–

Adjustments in respect of prior years, including resolution of tax disputes	(9)	(10)

Tax rate and other legislative changes	–	(53)

Total deferred income tax expense (benefit)	37	(214)

Total income tax expense (benefit)	$597	$302

20.B.ii  Income tax benefit (expense) recognized directly in equity for the years ended December 31:

	2018	2017

Recognized in other comprehensive income:

Current income tax benefit (expense)	$(4)	$2

Deferred income tax benefit (expense)	24	(64)

Total recognized in other comprehensive income	20	(62)

Recognized in equity, other than other comprehensive income:

Deferred income tax benefit (expense)	9	–

Total income tax benefit (expense) recorded in equity, including tax benefit (expense) recorded in other comprehensive income	$29	$(62)

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 157

20.B.iii   Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

For the years ended December 31,	2018		2017
		%		%

Total net income (loss)	$2,914		$2,487

Add: Income tax expense (benefit)	597		302

Total net income (loss) before income taxes	$3,511		$2,789

Taxes at the combined Canadian federal and provincial statutory income tax rate	$939	26.8	$746	26.8

Increase (decrease) in rate resulting from:

Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(222)	(6.3)	(257)	(9.2)

Tax exempt investment income	(131)	(3.8)	(213)	(7.6)

Tax (benefit) cost of unrecognized tax losses and tax credits	4	0.1	–	–

Tax rate and other legislative changes	–	–	(7)	(0.3)

Adjustments in respect of prior years, including resolution of tax disputes	(10)	(0.3)	15	0.5

Other	17	0.5	18	0.6

Total tax expense (benefit) and effective income tax rate	$597	17.0	$302	10.8

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 30%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.75% (rounded to 26.8% in the table above) reduce our tax expense. These differences are reported in higher (lower) effective rates on income subject to taxation in foreign jurisdictions. The benefit reported in 2018 included higher income in jurisdictions with low statutory income tax rates compared to 2017, as well as losses in jurisdictions with high statutory income tax rates.

Tax exempt investment income includes tax rate differences related to various types of investment income that is taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada, and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

Tax (benefit) cost of unrecognized tax losses/tax credits reflects unrecognized losses in Asia that were recognized in 2018.

U.S. tax reform legislation was signed into law on December 22, 2017 and took effect on January 1, 2018. The legislation includes a reduction to the corporate tax rate from 35% to 21% for tax years beginning after 2017, and a one-time tax on the deemed repatriation of foreign earnings. Tax rate and other legislative changes in 2017 includes a benefit relating to the revaluation of our deferred tax balances of $53 and a one-time deemed repatriation charge of $46.

Adjustments in respect of prior periods, including the resolution of tax disputes relates primarily to tax audit adjustments and the finalization of tax filings in Canada, Asia and the U.S. in 2018, and in Canada and the U.S. in 2017.

Other in 2018 includes a charge of $28 ($26 in 2017) relating to withholding taxes on distributions from our foreign subsidiaries. The charge has been primarily offset by a benefit of $16 relating to investments in joint ventures in Asia ($16 in 2017), which are accounted for using the equity method.

 21. Capital Management

21.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles.

The Board of Directors of SLF Inc. is responsible for the annual review and approval of the Company’s capital plan and capital risk policy. Management oversight of our capital programs and position is provided by the Company’s Executive Risk Committee, the membership of which includes senior management from the finance, actuarial, and risk management functions.

We engage in a capital planning process annually in which capital deployment options, fundraising, and dividend recommendations are presented to the Risk & Conduct Review Committee of the Board of Directors. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate, and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to the Risk & Conduct Review Committee on a quarterly basis. The Board of Directors is responsible for the approval of the dividend recommendations.

The capital risk policy is designed to ensure that adequate capital is maintained to provide the flexibility necessary to take advantage of growth opportunities, to support the risks associated with our businesses and to optimize return to our shareholders. This policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow us and our subsidiaries to support ongoing operations and to take advantage of opportunities for expansion. SLF Inc. manages its capital in a manner commensurate with its risk profile and control environment.

158 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

Regulated insurance holding companies and non-operating life companies were subject to the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) capital rules which had been established by OSFI and which were in force as at December 31, 2017.

Effective January 1, 2018, OSFI has replaced MCCSR with LICAT. Results as measured under LICAT are fundamentally different than under MCCSR and are not directly comparable to MCCSR. The LICAT Guideline sets a Supervisory Target Total Ratio of 100% and a minimum Total Ratio of 90%. The Company has established capital targets in excess of the Supervisory Target Total Ratio. SLF Inc.’s consolidated capital position was above its internal target and exceeded levels that would require regulatory or corrective action as at December 31, 2018 and December 31, 2017.

The Company’s regulated subsidiaries must comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. In certain jurisdictions, the payment of dividends from our subsidiaries is subject to maintaining capital levels exceeding regulatory targets and/or receiving regulatory approval. We maintained capital levels above minimum local requirements as at December 31, 2018 and December 31, 2017.

At December 31, 2018, our principal operating life insurance subsidiary in Canada, Sun Life Assurance, is also subject to the LICAT Guideline. With a LICAT Ratio of 131% as at December 31, 2018, Sun Life Assurance’s LICAT Ratio is above OSFI’s supervisory target ratio of 100% and regulatory minimum ratio of 90%. In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at December 31, 2018 and December 31, 2017. In the U.S., we use captive reinsurance arrangements to provide efficient financing of U.S. statutory reserve requirements in excess of those required under IFRS. Under one such arrangement, the funding of these reserve requirements is supported by a guarantee from SLF Inc.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities that qualify as regulatory capital. For regulatory reporting purposes under the LICAT framework, there were further adjustments, including goodwill, non-life investments, and others as was prescribed by OSFI, to the total capital figure presented in the table below:

As at December 31,	2018	2017

Subordinated debt	$3,039	$3,437

Innovative capital instruments(1)	699	699

Equity:

Participating policyholders’ equity	864	650

Preferred shareholders’ equity	2,257	2,257

Common shareholders’ equity	21,449	20,064

Total capital	$28,308	$27,107

(1)	Innovative capital instruments are SLEECS issued by the SL Capital Trusts (Note 13). The SL Capital Trusts are not consolidated by us.

21.B Participating Account Seed Capital

In the first quarter of 2018, with OSFI’s approval, seed capital, together with interest earned since demutualization, was transferred from the participating account to the shareholder account. The transfer of seed capital is recorded on our Consolidated Statements of Changes in Equity as a Transfer from participating policyholders’ equity totaling $89, comprised of $50 in SLF Canada and $39 (US$30) in SLF U.S. The transfer of interest on seed capital is included as a reduction in Participating policyholders’ net income (loss) and an increase in Shareholders’ net income (loss) totaling $110, on a pre- and post-tax basis, comprised of $75 in SLF Canada and $35 (US$28) in SLF U.S. At the time of demutualization, OSFI required shareholders to transfer seed capital into the participating account to support participating insurance policies sold after demutualization. It was anticipated that over time the seed capital would no longer be needed and that the seed capital and accumulated interest would be returned to the shareholders, subject to OSFI’s approval. The transfer has no impact on regulatory capital requirements, and will have no adverse impact on the policy dividends or security of benefits of participating policyholders.

 22. Segregated Funds

We have segregated fund products, including variable annuities, unit-linked products and universal life insurance policies, in Canada, the U.S., the U.K., and Asia. Under these contracts, the benefit amount is contractually linked to the fair value of the investments in the particular segregated fund. Policyholders can select from a variety of categories of segregated fund investments. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the funds’ investment performance. Therefore, net realized gains and losses, other net investment income earned, and expenses incurred on the segregated funds are attributable to policyholders and not to us. However, certain contracts include guarantees from us. We are exposed to equity market risk and interest rate risk as a result of these guarantees. Further details on these guarantees and our risk management activities related to these guarantees are included in the Risk Management section of the MD&A.

We derive fee income from segregated funds. Market value movements in the investments held for segregated fund holders impact the management fees earned on these funds.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 159

The segregated fund types offered, by percentage of total investments for account of segregated fund holders, were within the following ranges as at December 31, 2018 and 2017:

Type of fund	%

Money market	1 to 5

Fixed income	10 to 15

Balanced	40 to 45

Equity	40 to 45

Money market funds include investments that have a term to maturity of less than one year. Fixed income funds are funds that invest primarily in investment grade fixed income securities and where less than 25% can be invested in diversified equities or high-yield bonds. Balanced funds are a combination of fixed income securities with a larger equity component. The fixed income component is greater than 25% of the portfolio. Equity consists primarily of broad-based diversified funds that invest in a well-diversified mix of Canadian, U.S. or global equities. Other funds in this category include low volatility funds, intermediate volatility funds, and high volatility funds.

22.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at December 31,	2018	2017

Segregated and mutual fund units	$89,049	$91,637

Equity securities	9,771	10,799

Debt securities	3,448	3,517

Cash, cash equivalents and short-term securities	711	457

Investment properties	400	374

Mortgages	23	20

Other assets	156	147

Total assets	$103,558	$106,951

Less: Liabilities arising from investing activities	$496	$559

Total investments for account of segregated fund holders	$103,062	$106,392

22.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the years ended December 31,	2018	2017	2018	2017

Balance as at January 1	$99,121	$90,388	$7,271	$6,779

Additions to segregated funds:

Deposits	11,468	10,772	85	86

Net transfer (to) from general funds	(308)	(119)	–	–

Net realized and unrealized gains (losses)	(7,123)	4,141	(658)	883

Other investment income	4,576	4,853	178	152

Total additions	$8,613	$19,647	$(395)	$1,121

Deductions from segregated funds:

Payments to policyholders and their beneficiaries	10,224	9,439	614	643

Management fees	1,004	963	57	57

Taxes and other expenses	256	267	–	12

Foreign exchange rate movements	(413)	245	(194)	(83)

Total deductions	$11,071	$10,914	$477	$629

Net additions (deductions)	$(2,458)	$8,733	$(872)	$492

Acquisitions	$–	$–	$–	$–

Balance as at December 31	$96,663	$99,121	$6,399	$7,271

160 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

 23. Commitments, Guarantees and Contingencies

23.A Lease Commitments

We lease offices and certain equipment. These are operating leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases total $1,056. The future rental payments by year of payment are included in the MD&A as described in Note 6.

23.B Contractual Commitments

In the normal course of business, various contractual commitments are outstanding, which are not reflected in our Consolidated Financial Statements. In addition to loan commitments for debt securities and mortgages included in Note 6.A.i, we have equity, investment property, and property and equipment commitments. As at December 31, 2018, we had a total of $3,800 of contractual commitments outstanding. The expected maturities of these commitments are included in the MD&A as described in Note 6.

23.C Letters of Credit

We issue commercial letters of credit in the normal course of business. As at December 31, 2018, we had credit facilities of $891 available for the issuance of letters of credit ($835 as at December 31, 2017), from which a total of $227 in letters of credit were outstanding ($203 as at December 31, 2017).

23.D Indemnities and Guarantees

In the normal course of our business, we have entered into agreements that include indemnities in favour of third parties, such as confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, trade-mark licensing agreements, underwriting and agency agreements, information technology agreements, distribution agreements, financing agreements, the sale of equity interests, and service agreements. These agreements may require us to compensate the counterparties for damages, losses or costs incurred by the counterparties as a result of breaches in representation, changes in regulations (including tax matters), or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. We have also agreed to indemnify our directors and certain of our officers and employees in accordance with our by-laws. These indemnification provisions will vary based upon the nature and terms of the agreements. In many cases, these indemnification provisions do not contain limits on our liability, and the occurrence of contingent events that will trigger payment under these indemnities is difficult to predict. As a result, we cannot estimate our potential liability under these indemnities. We believe that the likelihood of conditions arising that would trigger these indemnities is remote and, historically, we have not made any significant payment under such indemnification provisions. In certain cases, we have recourse against third parties with respect to the aforesaid indemnities, and we also maintain insurance policies that may provide coverage against certain of these claims.

In the normal course of our business, we have entered into purchase and sale agreements that include indemnities in favour of third parties. These agreements may require us to compensate the counterparties for damages, losses, or costs incurred by the counterparties as a result of breaches in representation. As at December 31, 2018, we are not aware of any breaches in representations that would result in any payment required under these indemnities that would have a material impact on our Consolidated Financial Statements.

Guarantees made by us that can be quantified are included in Note 6.A.i.

23.E Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

Results for the years ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)

December 31, 2018

Revenue	$361	$22,619	$4,453	$(436)	$26,997

Shareholders’ net income (loss)	$2,616	$2,036	$382	$(2,418)	$2,616

December 31, 2017

Revenue	$441	$23,421	$7,022	$(1,550)	$29,334

Shareholders’ net income (loss)	$2,242	$1,577	$427	$(2,004)	$2,242

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 161

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)

December 31, 2018

Invested assets	$24,255	$143,040	$6,991	$(22,560)	$151,726

Total other general fund assets	$4,088	$21,958	$10,389	$(19,396)	$17,039

Investments for account of segregated fund holders	$–	$103,014	$48	$–	$103,062

Insurance contract liabilities	$–	$122,066	$8,534	$(8,677)	$121,923

Investment contract liabilities	$–	$3,164	$–	$–	$3,164

Total other general fund liabilities	$4,636	$21,801	$5,972	$(13,301)	$19,108

December 31, 2017

Invested assets	$23,382	$138,145	$6,531	$(21,919)	$146,139

Total other general fund assets	$7,530	$21,437	$17,152	$(29,538)	$16,581

Investments for account of segregated fund holders	$–	$106,341	$51	$–	$106,392

Insurance contract liabilities	$–	$118,003	$8,234	$(8,452)	$117,785

Investment contract liabilities	$–	$3,082	$–	$–	$3,082

Total other general fund liabilities	$8,591	$21,558	$12,822	$(24,089)	$18,882

23.F Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Legal actions naming us as a defendant ordinarily involve our activities as a provider of insurance protection and wealth management products, as an investor and investment advisor, and as an employer. In addition, government and regulatory bodies in Canada, the U.S., the U.K., and Asia, including federal, provincial, and state securities and insurance regulators and government authorities, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with insurance, securities, and other laws.

Provisions for legal proceedings related to insurance contracts, such as for disability and life insurance claims and the cost of litigation, are included in Insurance contract liabilities in our Consolidated Statements of Financial Position. Other provisions are established outside of the Insurance contract liabilities if, in the opinion of management, it is both probable that a payment will be required and a reliable estimate can be made of the amount of the obligation. Management reviews the status of all proceedings on an ongoing basis and exercises judgment in resolving them in such manner as management believes to be in our best interest.

Two class action lawsuits have been filed against Sun Life Assurance in connection with sales practices relating to, and the administration of, individual policies issued by the Metropolitan Life Insurance Company (“MLIC”). These policies were assumed by Clarica when Clarica acquired the bulk of MLIC’s Canadian operations in 1998 and subsequently assumed by Sun Life Assurance as a result of its amalgamation with Clarica. One of the lawsuits (Fehr et al v Sun Life Assurance Company of Canada) is issued in Ontario and the other (Alamwala v Sun Life Assurance Company of Canada) is in British Columbia. In the Fehr action, the motions judge dismissed the plaintiff’s motion for certification in its entirety by way of a two-part decision released on November 12, 2015 and December 7, 2016. The plaintiffs appealed and, in a decision released on September 5, 2018, the Ontario Court of Appeal overturned part of the lower court’s decision and certified three alleged breach of contract claims related to the policies. Sun Life Assurance has sought leave to appeal this decision to the Supreme Court of Canada. The other action (Alamwala v Sun Life Assurance Company of Canada) has remained largely dormant since it was commenced in 2011 and has not been certified. We will continue to vigorously defend against the claims in these actions. In connection with the acquisition of the Canadian operations of MLIC, MLIC agreed to indemnify Clarica for certain losses, including those incurred relating to the sales of its policies. Should either of the Fehr or the Alamwala lawsuits result in a loss, Sun Life Assurance will seek recourse against MLIC under that indemnity through arbitration.

Management does not believe that the probable conclusion of any current legal or regulatory matter, either individually or in the aggregate, will have a material adverse effect on the Consolidated Statements of Financial Position or results of operations of the Company.

 24. Related Party Transactions

SLF Inc. and its subsidiaries, joint ventures and associates transact business worldwide. All transactions between SLF Inc. and its subsidiaries have been eliminated on consolidation. Transactions with joint ventures and associates, which are also related parties, are disclosed in Note 16. Transactions between the Company and related parties are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

162 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

24.A Transactions with Key Management Personnel, Remuneration and Other Compensation

Key management personnel refers to the executive team and Board of Directors of SLF Inc. These individuals have the authority and responsibility for planning, directing, and controlling the activities of the Company. The aggregate compensation to the executive team and directors are as follows:

For the years ended December 31,	2018		2017
	Executive team	Directors	Executive team	Directors

Number of individuals	12	10	11	10

Base salary and annual incentive compensation	$18	$–	$18	$–

Additional short-term benefits and other	$3	$1	$1	$1

Share-based long-term incentive compensation	$24	$2	$18	$2

Value of pension and post-retirement benefits	$2	$–	$3	$–

24.B Other Related Party Transactions

We provide investment management services for our pension plans. The services are provided on substantially the same terms as for comparable transactions with third parties. We also hold units of investment funds managed by certain of our joint ventures. The carrying amount of our investment in these funds is included in Note 16.D.

 25. Pension Plans and Other Post-Retirement Benefits

We sponsor defined benefit pension plans and defined contribution plans for eligible employees. All of our material defined benefit plans worldwide are closed to new entrants with new hires participating in defined contribution plans. Material defined benefit plans are located in Canada, the U.S., and the U.K. The defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. The specific features of these plans vary in accordance with the employee group and countries in which employees are located. In addition, we maintain supplementary non-contributory defined benefit pension arrangements for eligible employees, which are primarily for benefits which are in excess of local tax limits. As at December 31, 2014, there are no active members in the U.K. and the U.S. defined benefit plans continuing to accrue future service benefits. On January 1, 2009, the Canadian defined benefit plans were closed to new employees. Canadian employees hired before January 1, 2009 continue to earn future service benefits in the previous plans, which includes both defined benefit and defined contribution components, while new hires since then are eligible to join a defined contribution plan. In addition, one small defined benefit plan in the Philippines remains open to new hires.

Our funding policy for defined benefit pension plans is to make at least the minimum annual contributions required by regulations in the countries in which the plans are offered. Our U.K. defined benefit pension scheme is governed by pension trustees. In other countries in which we operate, the defined benefit pension arrangements are governed by local pension committees. Significant plan changes require the approval of the Board of Directors of the sponsoring subsidiary of SLF Inc.

We also established defined contribution plans for eligible employees. Our contributions to these defined contribution pension plans may be subject to certain vesting requirements. Generally, our contributions are a set percentage of employees’ annual income and may be a set percentage of employee contributions, up to specified levels.

In addition to our pension plans, in Canada and the U.S., we provide certain post-retirement health care and life insurance benefits to eligible employees and to their dependents upon meeting certain requirements. Eligible retirees may be required to pay a portion of the premiums for these benefits and, in general, deductible amounts and co-insurance percentages apply to benefit payments. These post- retirement benefits are not pre-funded. In Canada, certain post-retirement health care and life insurance benefits are provided for eligible employees who retired before December 31, 2015. Eligible employees in Canada who retire after December 31, 2015 will have access to voluntary retiree-paid health care coverage. In the U.S., certain post-retirement health care and life insurance benefits are provided to eligible retirees. In the U.S., employees who were not age 50 with 10 years of service as of December 31, 2015 only have access to subsidized retiree health care coverage until eligible for Medicare. Eligible existing and future retirees and covered dependents eligible for Medicare receive an annual contribution to a health reimbursement account to be applied against individual coverage and other eligible expenses.

25.A Risks Associated with Employee Defined Benefit Plans

With the closure of the material defined benefit pension and retiree benefit plans to new entrants, the volatility associated with future service accruals for active members has been limited and will decline over time.

The major risks remaining in relation to past service obligations are increases in liabilities due to a decline in discount rates, greater life expectancy than assumed and adverse asset returns. We have significantly de-risked the investments of our material defined benefit pension plans Company-wide by shifting the pension asset mix away from equities and into more fixed income and liability-matching investments. In 2018, the risk in our U.K. pension plan was reduced through a buy-in insurance contract protecting the majority of pensioner benefits. The target for our material funded defined benefit plans is to minimize volatility in funded status arising from changes in discount rates and exposure to equity markets.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 163

25.B Defined Benefit Pension and Other Post-Retirement Benefit Plans

The following tables set forth the status of the defined benefit pension and other post-retirement benefit plans:

	2018			2017
	Pension	Other post- retirement	Total	Pension	Other post- retirement	Total

Change in defined benefit obligations:

Defined benefit obligation, January 1	$3,661	$268	$3,929	$3,545	$262	$3,807

Current service cost	54	5	59	47	3	50

Interest cost	118	9	127	122	10	132

Actuarial losses (gains)	(253)	(11)	(264)	209	9	218

Benefits paid	(180)	(15)	(195)	(159)	(11)	(170)

Settlement losses (gains)(1)	–	–	–	(86)	–	(86)

Plan amendments	(1)	–	(1)	(2)	–	(2)

Foreign exchange rate movement	59	6	65	(15)	(5)	(20)

Defined benefit obligation, December 31	$3,458	$262	$3,720	$3,661	$268	$3,929

Change in plan assets:

Fair value of plan assets, January 1	$3,301	$–	$3,301	$3,243	$–	$3,243

Administrative expense	(1)	–	(1)	–	–	–

Interest income on plan assets	105	–	105	110	–	110

Return on plan assets (excluding amounts included in net interest expense)	(156)	–	(156)	116	–	116

Employer contributions	127	15	142	80	11	91

Benefits paid	(180)	(15)	(195)	(159)	(11)	(170)

Settlement losses (gains)(1)	–	–	–	(80)	–	(80)

Foreign exchange rate movement	57	–	57	(9)	–	(9)

Fair value of plan assets, December 31	$3,253	$–	$3,253	$3,301	$–	$3,301

Amounts recognized on Statement of Financial Position:

Fair value of plan assets	$3,253	$–	$3,253	$3,301	$–	$3,301

Defined benefit (obligation)	(3,458)	(262)	(3,720)	(3,661)	(268)	(3,929)

Net recognized (liability) asset, December 31	$(205)	$(262)	$(467)	$(360)	$(268)	$(628)

Components of net benefit expense recognized:

Current service cost	$54	$5	$59	$47	$3	$50

Administrative expense	1	–	1	–	–	–

Net interest expense (income)	13	9	22	12	10	22

Settlement losses (gains)(1)	–	–	–	(6)	–	(6)

Plan amendments	(1)	–	(1)	(2)	–	(2)

Other long-term employee benefit losses (gains)	–	(3)	(3)	–	4	4

Net benefit expense	$67	$11	$78	$51	$17	$68

Remeasurement of net recognized (liability) asset:

Return on plan assets (excluding amounts included in net interest expense)	$(156)	$–	$(156)	$116	$–	$116

Actuarial gains (losses) arising from changes in demographic assumptions	7	(2)	5	2	1	3

Actuarial gains (losses) arising from changes in financial assumptions	241	8	249	(161)	(11)	(172)

Actuarial gains (losses) arising from experience adjustments	5	2	7	(50)	5	(45)

Foreign exchange rate movement	(2)	(2)	(4)	6	1	7

Components of defined benefit costs recognized in Other comprehensive income (loss)	$95	$6	$101	$(87)	$(4)	$(91)

(1)	In 2017, the Company terminated and completely settled the defined benefit pension plan of a U.S. subsidiary within the SLF Asset Management segment.

164 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

25.C Principal Assumptions for Significant Plans

	2018			2017
	Canada %	U.K. %	U.S. %	Canada %	U.K. %	U.S. %

To determine defined benefit obligation at end of year:

Discount rate for pension plans	3.60	2.85	4.40	3.40	2.30	3.70

Rate of compensation increase	3.00	n/a	n/a	3.10	n/a	n/a

Pension increases	0.00-0.15	3.15	n/a	0.00-0.15	3.50	n/a

To determine net benefit expense for year:

Discount rate for pension plans	3.40	2.30	3.70	3.70	2.55	4.25

Rate of compensation increase	3.10	n/a	n/a	3.00	n/a	n/a

Pension increases	0.00-0.15	3.50	n/a	0.00-0.15	3.55	n/a

Health care trend rates:

Initial health care trend rate	5.42	n/a	6.50	5.47	n/a	6.50

Ultimate health care trend rate	4.50	n/a	5.00	4.50	n/a	5.00

Year ultimate health care trend rate reached	2030	n/a	2023	2030	n/a	2023

	2018			2017
	Canada	U.K.	U.S.	Canada	U.K.	U.S.

Mortality rates:

Life expectancy (in years) for individuals currently at age 65:

Male	23	24	23	22	24	23

Female	25	25	24	25	26	24

Life expectancy (in years) at 65 for individuals currently at age 45:

Male	24	25	24	24	26	24

Female	26	28	26	25	29	26

Average duration (in years) of pension obligation	17.3	16.9	12.2	17.1	19.0	13.3

Discount Rate, Rate of Compensation Increase and Health Care Cost

The major economic assumptions which are used in determining the actuarial present value of the accrued benefit obligations vary by country.

The discount rate assumption used for material plans is determined by reference to the market yields, as of December 31, of high- quality corporate bonds that have terms to maturity approximating the terms of the related obligation. In countries where a deep corporate market does not exist, government bonds are used. Compensation and health care trend assumptions are based on expected long-term trend assumptions which may differ from actual results.

25.D Sensitivity of Key Assumptions

The following table provides the potential impact of changes in key assumptions on the defined benefit obligation for pension and other post-retirement benefit plans as at December 31, 2018. These sensitivities are hypothetical and should be used with caution. The impact of changes in each key assumption may result in greater than proportional changes in sensitivities.

	Pension	Post-retirement benefits

Interest/discount rate sensitivity(1):

1% decrease	$644	$33

1% increase	$(500)	$(28)

Rate of compensation increase assumption:

1% decrease	$(75)	n/a

1% increase	$78	n/a

Health care trend rate assumption:

1% decrease	n/a	$(13)

1% increase	n/a	$15

Mortality rates(2):

10% decrease	$89	$6

(1)	Represents a parallel shift in interest rates across the entire yield curve, resulting in a change in the discount rate assumption.
(2)	Represents 10% decrease in mortality rates at each age.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 165

25.E Fair Value of Plan Assets

Composition of fair value of plan assets, December 31:

	2018	2017

Equity investments	3%	3%

Fixed income investments	76%	86%

Real estate investments	8%	7%

Qualifying insurance contract	9%	–

Other	4%	4%

Total composition of fair value of plan assets	100%	100%

The fair value of our equity investments in 2018 and 2017 are consistent with Level 1 or Level 2 fair value hierarchy. In 2018, 2% of our fixed income investments (2% in 2017) are determined based on valuation techniques consistent with Level 1 of the fair value hierarchy.

The assets of the defined benefit pension plans are primarily held in trust for plan members, and are managed within the provisions of each plan’s investment policies and procedures. Diversification of the investments is used to limit credit, market, and foreign currency risks. We have significantly de-risked the investments of our material defined benefit pension plans by shifting the pension asset mix away from equities and into more fixed income and liability-matching investments. In 2018, the risk in our U.K. pension plan was reduced through a buy-in insurance contract, protecting the majority of pensioner benefits. The long-term investment objectives of the defined benefit pension plans are to equal or exceed the rate of growth of the liabilities. Over shorter periods, the objective of the defined benefit pension plan investment strategy is to minimize volatility in the funded status. Liquidity is managed with consideration to the cash flow requirements of the liabilities.

25.F Future Cash Flows

The following tables set forth the expected contributions and expected future benefit payments of the defined benefit pension and other post-retirement benefit plans:

	Pension	Post-retirement	Total

Expected contributions for the next 12 months	$118	$16	$134

Expected Future Benefit Payments

	2019	2020	2021	2022	2023	2024 to 2028

Pension	$160	$168	$175	$183	$190	$ 1,022

Post-retirement	16	16	16	17	17	92

Total	$176	$184	$191	$200	$207	$ 1,114

25.G Defined Contribution Plans

We expensed $120 in 2018 ($109 for 2017) with respect to defined contribution plans.

 26. Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

For the years ended December 31,	2018	2017
Common shareholders’ net income (loss) for basic earnings per share	$2,522	$2,149

Add: increase in income due to convertible instruments(1)	10	10

Common shareholders’ net income (loss) on a diluted basis	$2,532	$2,159
Weighted average number of common shares outstanding for basic earnings per share (in millions)	606	613
Add: dilutive impact of stock options(2) (in millions)	1	1

Add: dilutive impact of convertible instruments(1) (in millions)	4	4

Weighted average number of common shares outstanding on a diluted basis (in millions)	611	618
Basic earnings (loss) per share	$4.16	$3.51
Diluted earnings (loss) per share	$4.14	$3.49

(1)	The convertible instruments are the SLEECS B issued by Sun Life Capital Trust.
(2)	Excludes the impact of 1 million stock options for the year ended December 31, 2018 (nil for the year ended December 31, 2017) because these stock options were antidilutive for the period.

166 Sun Life Financial Inc. Annual Report 2018	Notes to Consolidated Financial Statements

 27. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

	2018			2017
For the years ended December 31,	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Other		Balance, end of period

Items that may be reclassified subsequently to income:

Unrealized foreign currency translation gains (losses), net of hedging activities	$1,012	$911	$1,923	$1,749	$(737)	$–		$1,012

Unrealized gains (losses) on available-for-sale assets	346	(402)	(56)	211	135	–		346

Unrealized gains (losses) on cash flow hedges	(11)	(10)	(21)	(6)	(5)	–		(11)

Share of other comprehensive income (loss) in joint ventures and associates	(31)	7	(24)	–	(31)	–		(31)

Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	(347)	84	(263)	(291)	(69)	13	(1)	(347)

Revaluation surplus on transfers to investment properties	145	–	145	6	139	–		145

Total	$1,114	$590	$1,704	$1,669	$(568)	$13		$1,114

Total attributable to:

Participating policyholders	$9	$5	$14	$16	$(7)	$–		$9

Shareholders	1,105	585	1,690	1,653	(561)	13		1,105

Total	$1,114	$590	$1,704	$1,669	$(568)	$13		$1,114

(1)

During 2017, the Company transferred cumulative remeasurement losses of $13 from accumulated other comprehensive income (loss) to retained earnings as a result of the termination and complete settlement of the defined benefit pension plan of a U.S. subsidiary within the SLF Asset Management segment.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2018 167